13 Zarchin Street
Ra’anana 43662
Israel

December 13, 2010

Dear Shareholder,

You are cordially invited to attend a special general meeting of shareholders of Voltaire Ltd. (“Voltaire”) to be held at the principal executive offices of Voltaire located at 13 Zarchin Street, Ra’anana, Israel on January 6, 2011 at 4:00 P.M. Israel time (the “special general meeting”). The attached notice of the special general meeting and proxy statement provide information regarding the matters to be acted on at the special general meeting, including at any adjournment or postponement thereof.

At the special general meeting you will be asked to consider and vote upon the following proposals:

(1)	To approve a merger agreement, dated as of November 29, 2010 under which Voltaire would be acquired by Mellanox Technologies, Ltd. (“Mellanox”) whereby Mondial Acquisition Corporation Ltd., a wholly-owned subsidiary of Mellanox (“Merger Sub”) will merge with and into Voltaire, so that Voltaire will be the surviving company and will become a wholly-owned subsidiary of Mellanox. If the merger is completed, you, as a shareholder of Voltaire will be entitled to receive $8.75 per share in cash, without interest and less any applicable withholding tax, for each ordinary share of Voltaire that you own at the effective time of the merger.
(2)	To approve the purchase by Voltaire of run-off directors’ and officers’ liability insurance policy for a period of seven years following the closing of the merger, as permitted under the merger agreement.

Voltaire’s board of directors has unanimously determined that the merger agreement, the transactions contemplated by the merger agreement, including the merger and the merger consideration, are in the best interests of Voltaire’s shareholders. Accordingly, Voltaire’s board of directors unanimously recommends that you vote FOR the proposal to approve the merger agreement, the merger and the other transactions contemplated under the merger agreement, including the merger consideration and FOR the proposal to approve the purchase by Voltaire of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the closing of the merger, as permitted by the merger agreement.

The approval of each of the proposals requires the affirmative vote of the holders of a majority of the voting power represented at the special general meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes). In addition, in respect of proposal (1) above, it is also required that a majority of the voting power represented at the special general meeting in person or by proxy and voting thereon will not have voted against such proposal (excluding abstentions and broker non-votes and excluding any shares of Voltaire held by (a) Mellanox, Merger Sub or any other person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint 25% or more of the directors of Mellanox or Merger Sub, (b) a person or entity acting on behalf of Mellanox, Merger Sub or a person or entity described in clause (a) above, or (c) a family member of, or an entity controlled by, Mellanox, Merger Sub or any of the foregoing).

Your shares can be voted at the special general meeting only if you are present or represented by a valid proxy or proxy card. Only holders of record of Voltaire ordinary shares at the close of business on December 7, 2010 are entitled to attend and vote at the special general meeting or any adjournment or postponement thereof. Even if you plan to attend the special general meeting, we request that you submit your proxy. Shares held through a bank, broker or other nominee which is a shareholder of record of Voltaire or which appears in the participant list of a securities depository, may also be voted over the Internet or by telephone in accordance with the instructions provided with the proxy card received from the nominee.

The accompanying proxy statement provides you with detailed information about the proposed merger and the special general meeting. Please give this material your careful attention. You also may obtain more information about Voltaire from documents we have filed with the U.S. Securities and Exchange Commission.

Thank you for your cooperation and continued support.

Very truly yours,

Miron (Ronnie) Kenneth
Chairman of the Board of Directors

Neither the Securities and Exchange Commission (“SEC”), nor the Israel Securities Authority nor any state securities commission has approved or disapproved the transactions contemplated hereunder or determined if the accompanying document is accurate or adequate. Any representation to the contrary is a criminal offense.

This document is dated December 13, 2010, and is first being mailed to shareholders on or about December 14, 2010.

Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Kenny Green CCG Investor Relations Tel. +1 646 201 9246 Voltaire@CCGIsrael.com

VOLTAIRE ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 6, 2011

[As originally published on December 2, 2010]

CHELMSFORD, Mass. and RA’ANANA, Israel — December 2, 2010 — Voltaire Ltd. (“Voltaire”; NASDAQ: VOLT), a leading provider of scale-out data center fabrics, hereby provides notice of a special meeting of its shareholders to be held at the principal executive offices of Voltaire located at 13 Zarchin Street, Ra’anana 43662, Israel on January 6, 2011 at 4:00 P.M. Israel time, to consider and vote upon the proposals: (1) to approve the Agreement of Merger, dated as of November 29, 2010, by and among Voltaire, Mellanox Technologies, Ltd., a company formed under the laws of the State of Israel (“Mellanox”), and Mondial Acquisition Corporation Ltd., a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Mellanox (“Merger Sub”), the merger of Merger Sub with and into Voltaire under the provisions of the Israeli Companies Law, 1999, so that Voltaire will be the surviving company and will become a wholly-owned subsidiary of Mellanox, and all other transactions contemplated under the Agreement of Merger, and (2) to approve the purchase by Voltaire of a run-off directors and officers liability insurance policy for a period of seven years following the closing of the merger, as permitted under the Agreement of Merger. The Agreement of Merger was furnished by Voltaire to the U.S. Securities and Exchange Commission on a Form 6-K on November 29, 2010.

The approval of the foresaid proposals requires the affirmative vote in favor of such proposals by the holders of a majority of the voting power represented at the special meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes), and in respect of proposal No. (1) it is also required that a majority of the voting power represented at the special meeting in person or by proxy and voting thereon will not have voted against such proposal (excluding abstentions and excluding any shares of Voltaire held by (a) Mellanox, Merger Sub or any other person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint 25% or more of the directors of Mellanox or Merger Sub; (b) a person or entity acting on behalf of Mellanox, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Mellanox, Merger Sub or any of the foregoing).

Only shareholders of record at the close of business on December 7, 2010, the record date, are entitled to notice of and to vote at the special meeting and any adjournments or postponements of the meeting, in person or by proxy, subject to applicable law.

A proxy must be received at least two hours prior to the designated time for the special meeting to be validly included in the tally of shares voted at the special meeting. Signed proxy cards must be received before this deadline by Voltaire at its offices, or by its transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave., Brooklyn, NY 11219, or be presented to the Chairperson of the special meeting at such meeting in order for the proxy to be qualified to participate in the special meeting. Shares held through a bank, broker or other nominee which is a shareholder of record of Voltaire or which appears in the participant list of a securities depository, may also be voted over the Internet or by telephone in accordance with the instructions set forth on the proxy card. Subject to and in accordance with the Israeli Companies Law, 1999 and regulations promulgated thereunder, any shareholder of Voltaire may address Voltaire, no later than December 17, 2010, and submit a position paper on his or her behalf.

Pursuant to Voltaire’s Articles of Association, the quorum required for the special meeting consists of at least two shareholders present, in person or by proxy, who hold or represent in the aggregate at least 25% of the voting power in Voltaire. If a quorum is not present within thirty minutes from the time appointed for the special meeting, the special meeting shall stand adjourned to the same day at the same time in the following week, and Voltaire shall not be obligated to give notice to the shareholders of the adjourned meeting. At the adjourned meeting, all matters which were to be discussed during the special meeting shall be discussed, provided at least two shareholders are present in person or by proxy and hold shares representing in the aggregate at least 10% of the voting power in Voltaire.

ADDITIONAL SOURCES OF INFORMATION

This document incorporates important additional information about Voltaire from documents that are not included in or delivered with this document.

Documents relating to Voltaire incorporated by reference are available from Voltaire without charge, excluding exhibits. You may obtain documents relating to Voltaire which are incorporated by reference in this document, and may direct any questions about the merger or request additional copies of this document, by requesting them in writing or by telephone from Voltaire at:

Kenneth Green
CCGK Investor Relations
Email: info@gkir.com
Tel: 1 866 704 6710 / +972 52 695 44 00

For a more detailed description of the information incorporated by reference into this document and how you may obtain it, see “Where You Can Find More Information” beginning on page 64.

VOLTAIRE

i

ii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL GENERAL MEETING AND THE MERGER

The following are some of the questions regarding the merger agreement, the merger and the special general meeting that you, as a shareholder of Voltaire, may have, and answers to those questions. These questions and answers, as well as the summary following the questions and answers, are not meant to be a substitute for the information contained in the remainder of this document, its annexes and the additional documents referred to herein, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document, its annexes and the additional documents referred to herein. We urge you to carefully read this document in its entirety prior to making any voting decision regarding the merger.

Except as otherwise specifically noted in this proxy statement, “we,” “our,” “us” and similar words in this proxy statement refer to Voltaire Ltd. and its subsidiaries. In addition, we refer to Voltaire Ltd. as “Voltaire” or the “Company,” to Mellanox Technologies, Ltd. as “Mellanox,” and to Mondial Acquisition Corporation Ltd. as “Merger Sub.” All references to “dollars” or “$” refer to United States dollars.

Q:	Why am I receiving this proxy statement?
A:	Voltaire and Mellanox have agreed that Mellanox will acquire Voltaire through the merger of Mondial Acquisition Corporation Ltd. with and into Voltaire, subject to certain conditions. Upon completion of the merger, Voltaire will become a wholly-owned subsidiary of Mellanox. Voltaire is holding a special general meeting of its shareholders in order to obtain shareholder approval of the merger agreement, the merger and the other transactions contemplated under the merger agreement, including the merger consideration. We cannot complete the merger unless our shareholders approve this proposal. We have included in this proxy statement important information about the merger, the merger agreement and the special general meeting. You should read this information carefully and in its entirety. We have attached a copy of the merger agreement as Annex A. The enclosed voting materials allow you to vote your shares without personally attending the Voltaire special general meeting. Your vote is very important and we encourage you to vote by proxy as soon as possible.
Q:	When and where will the special general meeting be held?
A:	The special general meeting is scheduled to be held at the principal executive offices of Voltaire located at 13 Zarchin Street, Ra’anana, Israel, at 4:00 P.M. Israel time, on January 6, 2011.
Q:	Who is entitled to vote at the special general meeting?
A:	Voltaire has fixed December 7, 2010 as the record date for the special general meeting. If you were a Voltaire shareholder at the close of business on the record date, you are entitled to vote on matters that come before the special general meeting. However, you may only vote your shares if you are present in person or represented by proxy or proxy card at the special general meeting.
Q:	What matters will be voted on at the special general meeting?
A:	You will be asked to consider and vote on the following proposals:
•	to approve the merger agreement, the merger and the other transactions contemplated under the merger agreement, including the merger consideration; and
•	to approve the purchase by Voltaire of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the closing of the merger, as permitted by the merger agreement.

We do not currently expect there to be any other matters on the agenda at the meeting; however, if any other matter is properly presented at the meeting, including voting on the adjournment or postponement of the meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their discretion.

Q:	What will I receive in the merger?
A:	Upon completion of the merger, you will be entitled to receive $8.75 in cash, without interest and less any applicable withholding tax, for each ordinary share of Voltaire that you own at the effective time of the merger. You will not receive any shares in the surviving corporation.

Q:	What is the recommendation of the Voltaire board of directors?
A:	The Voltaire board of directors unanimously recommends that you vote:
•	FOR the proposal to approve the merger agreement, the merger and the other transactions contemplated under the merger agreement, including the merger consideration; and
•	FOR the proposal to approve the purchase of run-off directors’ and officers’ liability insurance policy.
Q:	What vote of Voltaire shareholders is required to complete the merger?
A:	The approval of each of the proposals requires the affirmative vote of the holders of a majority of the voting power represented at the special general meeting in person or by proxy and voting thereon, excluding abstentions and broker non-votes. In respect of the approval of the merger agreement and the merger, it is also required that a majority of the voting power represented at the special general meeting in person or by proxy and voting thereon will not have voted against such proposal (excluding abstentions and broker non-votes and excluding any shares of Voltaire held by (a) Mellanox, Merger Sub or any other person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint 25% or more of the directors of Mellanox or Merger Sub; (b) a person or entity acting on behalf of Mellanox, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Mellanox, Merger Sub or any of the foregoing). Each of (a), (b) and (c) above are referred to as a “Mellanox Affiliate”. In order for your vote to be counted in respect of the proposal to approve the merger agreement and the merger, you must not have indicated on the proxy card that you are a Mellanox Affiliate. If you so indicate, your vote will not count towards this proposal.
Q:	Have any Voltaire shareholders agreed to vote FOR the merger agreement and the merger?
A:	Yes. Miron (Ronnie) Kenneth, the Chairman of our board and CEO, and each other director, in each case in his or her capacity as a shareholder, and certain key shareholders of Voltaire have each agreed to vote any Voltaire ordinary shares owned by them, representing in the aggregate approximately 46% of the outstanding shares of Voltaire as of the date of the merger agreement, “FOR” the proposal to approve the merger agreement and the merger.
Q:	What is the quorum required for the meeting?
A:	Pursuant to Voltaire’s Articles of Association, the quorum required for the special general meeting is two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate at least 25% of the voting power in Voltaire. The ordinary shares represented by the Chairman of our board and CEO, and each other director and certain key shareholders, which are subject to the voting agreement described above, are sufficient to constitute a quorum.
Q:	When do you expect the merger to be completed?
A:	We are working towards completing the merger as quickly as reasonably possible. Several conditions must be satisfied or waived before the merger is completed. See the section of this document titled “The Merger Agreement — Conditions to the Merger” for a summary description of these conditions. We expect to complete the merger in the first quarter of 2011. Because the merger may be subject to governmental and regulatory approvals and other conditions, some of which are beyond Mellanox’s and Voltaire’s control, the exact timing cannot be predicted with certainty.
Q:	Am I entitled to appraisal rights?
A:	No. Under Israeli law, holders of Voltaire ordinary shares are not entitled to statutory appraisal rights in connection with the merger.
Q:	Will I continue to be able to trade my Voltaire shares on The NASDAQ Global Market following the shareholders meeting?
A:	Voltaire shareholders are expected to be able to trade their Voltaire ordinary shares on The NASDAQ Global Market until the closing date of the merger.

Q:	What will happen to Voltaire share options and restricted share units (RSUs)?
A:	Each outstanding option and restricted share unit of Voltaire (each, a “Voltaire Equity Award”) will be assumed by Mellanox and converted into an option or restricted share unit, as the case may be, of Mellanox (each a “Mellanox Equity Award”), with the number of ordinary shares of Mellanox issuable upon the exercise or conversion of each such Mellanox Equity Award determined by reference to the $8.75 per share merger consideration and the average trading price of Mellanox’s ordinary shares for the five trading days immediately preceding the effective time of the merger. Any Voltaire Equity Award that is held by a person other than an employee or consultant of Voltaire will be cancelled and the portions of such Voltaire Equity Awards vested at closing will be converted into the right to receive a per share cash payment equal to the merger consideration, less any per share exercise price or purchase price. Unvested options and RSUs held by Voltaire’s non-employee directors and by Voltaire’s executive officers will be subject to accelerated vesting in accordance with the terms of such options and RSUs and the terms of the merger agreement.
Q:	What effects will the proposed merger have on Voltaire?
A:	As a result of the proposed merger, we will cease to be a publicly-traded company and will become a privately-held company that is a wholly-owned subsidiary of Mellanox. Following the completion of the proposed merger, the registration of the Voltaire shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, will be terminated upon notification to the U.S. Securities and Exchange Commission. In addition, upon completion of the proposed merger, the Voltaire ordinary shares will no longer be listed on any stock exchange, including The NASDAQ Global Market.
Q:	What happens if the merger is not completed?
A:	If the merger agreement is not approved by our shareholders or if the merger is not completed for any other reason, our shareholders will not receive any merger consideration for their Voltaire ordinary shares. Instead, we will remain a public company and the Voltaire ordinary shares will continue to be listed on The NASDAQ Global Market. Under certain circumstances related to a termination, as specified in the merger agreement, we may be required to pay to Mellanox a termination fee. Please see “The Merger Agreement — Termination Fees and Expenses” for a summary description of these circumstances.
Q:	How can I vote?
A:	Your proxy must be received at least two hours prior to the designated time for the meeting to be validly included in the tally of ordinary shares voted at the special general meeting. A signed proxy card must be received before this deadline by Voltaire at its offices, or by its transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave., Brooklyn, NY 11219, or be presented to the Chairperson of the special general meeting at such meeting in order for the proxy to be qualified to participate in the special general meeting. If you attend the meeting, you may vote in person and if you so vote your proxy will not be used.

Even if you plan to attend the special general meeting, if you hold your shares in your own name as the shareholder of record, please vote your shares by proxy. Do NOT enclose or return your share certificate(s) with your proxy. If you hold your shares in “street name” through a broker, bank or other nominee, then you received this proxy statement from the nominee, along with the nominee’s proxy card which includes voting instructions (including voting by phone or through an Internet website) and instructions on how to change your vote.

Q:	What happens if I do not indicate how to vote on the proxy card?
A:	If you do not include instructions on how to vote your properly signed and dated proxy card, your shares will be voted FOR all proposals on the agenda and in accordance with the discretion of the persons named in the proxy card in respect of any other matter that is properly presented at the special general meeting and any and all adjournments or postponements of the special general meeting.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?
A:	If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this document has been forwarded to you by your brokerage firm, bank or other nominee, or their agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. Your broker or banker will not be able to vote your shares without instructions from you. You should instruct your broker or banker to vote your shares following the procedure provided by your broker or banker. Without instructions, your shares will not be counted as voted at the special general meeting.
Q:	Do Voltaire’s executive officers and directors have any interests in the merger?
A:	Yes. Voltaire’s executive officers and directors have interests in the merger that are different from, or are in addition to, those of Voltaire shareholders generally. For detailed information, please see “Summary — Interests of Certain Persons; Share Ownership of Voltaire Directors and Executive Officers” and “The Merger — Interests of Voltaire’s Executive Officers and Directors in the Merger.”
Q:	Can I change my vote after I have signed and returned my proxy card or voting instruction card?
A:	Yes. You can change your vote at any time before your proxy is voted at the Voltaire special general meeting. You can do this in one of three ways:
•	you can send a written notice stating that you would like to revoke your proxy, which must be received at least two hours prior to the time set for beginning the special general meeting or presented at the special general meeting to the Chairperson of the meeting;
•	you can complete and submit a new proxy card dated later than the first proxy card, which must be received at least two hours prior to the time set for beginning the special general meeting or presented at the special general meeting to the Chairperson of the meeting; or
•	you can attend the Voltaire special general meeting, and file a written notice of revocation or make an oral notice of revocation of your proxy with the Chairperson of the meeting and then vote in person. Your attendance at the meeting will not revoke your proxy in and of itself.

If your shares are held in a stock brokerage account or by a bank or other nominee, in order to change your vote, you must follow the directions from your broker, bank or other nominee to change those instructions.

Q:	If I purchased my Voltaire ordinary shares after the record date, may I vote these shares at the Voltaire special general meeting?
A:	No. A shareholder is not entitled to vote shares purchased after the record date because the shareholder was not the record holder of those shares on the record date. Only the holder as of the record date may vote shares.
Q:	What happens if I sell my shares before the special general meeting?
A:	The record date for the special general meeting is earlier than the date of the special general meeting and the date that the merger is expected to be completed. If you transfer your Voltaire ordinary shares after the record date but before the special general meeting, you will retain your right to vote at the special general meeting, but will have transferred the right to receive the merger consideration with respect to such Voltaire ordinary shares. In order to receive the merger consideration, you must hold your Voltaire ordinary shares through the completion of the merger.
Q:	Should I send in my Voltaire share certificates now? When can I expect to receive the merger consideration for my shares?
A:	No. Please do not send your Voltaire share certificates with your proxy card. After the merger is completed, the designated paying agent will send you a letter of transmittal with detailed instructions regarding the surrender of your Voltaire share certificates for the merger consideration.

Q:	Will the merger consideration payable to me be subject to Israeli capital gains tax?
A:	As a general rule, Israeli resident shareholders are subject to Israeli capital gains tax on the merger consideration. Non-Israeli resident shareholders who acquired their Voltaire shares prior to the date on which these shares were registered for trading on NASDAQ and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described in this proxy statement, may be subject to Israeli capital gains tax on the disposition of their Voltaire shares in the merger. Such shareholders, as well as shareholders who were Israeli residents in the past, should consult their tax advisors regarding the tax consequences of the merger to them.

Non-Israeli resident shareholders who have acquired their Voltaire shares after such shares were registered for trading, may be subject to tax in Israel to the extent such shareholders have a permanent establishment in Israel.

Q:	Will the merger consideration payable to me be subject to Israeli tax withholding?
A:	According to Israeli law, Mellanox is required to withhold Israeli taxes from the merger consideration even if you are not subject to Israeli capital gains tax. We intend to submit an application to the Israeli Tax Authority in order to clarify the withholding mechanism. In addition, as part of the application, we will request that non-Israeli shareholders holding shares subject to the stock register maintained by Voltaire’s U.S. transfer agent that are held through non-Israeli or Israeli brokers and which were purchased after July 26, 2007 (the date on which Voltaire listed its shares on NASDAQ) will be exempt from withholding to the extent that such shareholders will provide the paying agent with certain declarations regarding their residency and the date on which the shares were purchased. We cannot assure you that our application will be accepted.
Q:	Will the merger consideration paid to U.S. holders of Voltaire shares be subject to U.S. federal income tax?
A:	The receipt of merger consideration by Voltaire shareholders that are U.S. holders will be a taxable event for U.S. federal income tax purposes. For more details, see “The Merger — Material U.S. Federal and Israeli Income Tax Consequences.”
Q:	How can I obtain additional information about Voltaire?

Our Annual Report on Form 20-F and other SEC filings also may be accessed on the Internet at www.sec.gov or on the investor relations page of Voltaire’s website at www.voltaire.com. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference. For a more detailed description of the information available, please refer to “Where You Can Find Additional Information.”

Q:	What should I do if I have questions about the special general meeting, the merger or this document?
A:	If you have any questions about the special general meeting, the merger or this document, or if you need additional copies of this document or the enclosed proxy card, you should contact:

Kenneth Green
CCGK Investor Relations
Email: info@gkir.com
Tel: 1 866 704 6710 / +972 52 695 44 00

If your broker holds your shares, you may also call your broker for additional information.

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully, you should read carefully this entire document, its annexes and the documents we refer to. See “Where You Can Find More Information.” The merger agreement is attached as Annex A to this document and is incorporated herein by reference. We encourage you to read it in its entirety, as it is the most important legal document that governs the merger.

The Companies

Voltaire Ltd.
13 Zarchin Street, Ra’anana 43662, Israel

Voltaire designs and develops server and storage switching and software solutions that enable high-performance grid computing within the data center. Voltaire refers to its server and storage switching and software solutions as the Voltaire Grid BackboneTM. Voltaire’s products leverage InfiniBand technology and include director-class switches, multi-service switches, fixed-port configuration switches, Ethernet and Fibre Channel routers and standards-based driver and management software. Voltaire’s solutions have been sold to a wide range of end customers including governmental, research and educational organizations, as well as enterprises in the manufacturing, oil and gas, entertainment, life sciences and financial services industries.

Mellanox Technologies, Ltd.
Hermon Building, Yokneam 20692, Israel

Mellanox is a leading supplier of semiconductor-based, high-performance connectivity products that facilitate efficient data transmission between servers, communications infrastructure equipment and storage systems. The company’s products provide a total solution focused on computing, storage and communication applications used in enterprise data centers, high-performance computing and embedded systems. The company is one of the pioneers of InfiniBand, an industry standard architecture that provides specifications for high-performance interconnects. In addition to supporting InfiniBand, Mellanox’s products also support the industry standard Ethernet interconnect specification, which provide unique product differentiation and connectivity flexibility.

Mondial Acquisition Corporation Ltd.
c/o Mellanox Technologies, Ltd.
Hermon Building, Yokneam 20692, Israel

Mondial Acquisition Corporation Ltd. is a newly-formed, wholly-owned subsidiary of Mellanox. Mellanox formed this subsidiary as an Israeli company solely to effect the merger, and this subsidiary has not conducted and will not conduct any business during any period of its existence.

See “The Companies” beginning on page 20.

Voltaire and Mellanox have a longstanding business relationship. Mellanox supplies Voltaire with its application-specific integrated circuit, or ASIC, the main component used in Voltaire’s Grid DirectorTM director-class switches and Grid SwitchTM edge switches.

Voltaire’s Reasons for the Merger; Recommendation of the Voltaire Board of Directors

After careful consideration, the Voltaire board of directors resolved that the merger agreement and the transactions contemplated thereunder, including but not limited to the merger and the merger consideration, are fair to and in the best interests of Voltaire and its shareholders and approved the merger agreement. The Voltaire board of directors recommends that you vote FOR the approval of the merger agreement, the merger and the transactions contemplated by the merger agreement, including the merger consideration.

In reaching its decision to approve the merger agreement and to recommend that Voltaire shareholders vote to approve the merger agreement, the merger and the transactions contemplated by the merger agreement, including the merger consideration, the Voltaire board of directors consulted with Voltaire’s management and Voltaire’s financial and legal advisors and considered a number of strategic, financial and other factors as described under “The Merger — Reasons for Approval of the Merger; Recommendations.”

Opinion of Voltaire’s Financial Advisor

In connection with the merger, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), Voltaire’s financial advisor, delivered to Voltaire’s board of directors a written opinion, dated November 26, 2010, as to the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received by holders of Voltaire ordinary shares. The full text of the written opinion, dated November 26, 2010, of BofA Merrill Lynch, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this proxy statement and is incorporated by reference herein in its entirety. BofA Merrill Lynch provided its opinion to Voltaire’s board of directors for the benefit and use of Voltaire’s board of directors in connection with and for purposes of its evaluation of the consideration from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the merger and does not constitute a recommendation to any shareholders as to how to vote or act in connection with the proposed merger.

See “The Merger — Opinion of Voltaire's Financial Advisor.”

Interests of Certain Persons; Share Ownership of Voltaire Directors and Executive Officers

When considering the recommendation by the Voltaire board of directors to vote FOR the proposal to approve the merger agreement, the merger and the transactions the merger agreement contemplates including the merger consideration, you should be aware that executive officers and directors of Voltaire have interests in the merger that may be different from your interests, including:

•	Acceleration of Share Options Held by Non-Employee Directors and Certain Executive Officers. Unvested share options held by our non-employee directors will be subject to accelerated vesting at the effective time of the merger. In addition, 50% of the unvested share options granted to our Chairman and CEO, Miron (Ronnie) Kenneth, will vest and become exercisable upon the effective time of the merger.
•	Value Attributable to Vested and Exercisable Share Options. Each outstanding share option to purchase shares of Voltaire, whether or not then vested or exercisable, will be assumed by Mellanox and converted automatically into a Mellanox share option with substantially identical terms and conditions. Holders of outstanding share options, including our directors and executive officers are permitted to exercise vested share options prior to the merger and will receive the merger consideration of $8.75 in respect of each underlying share issued upon such exercise. See “The Merger Agreement — Effect of the Merger on Equity Incentive Awards.”
•	Restricted Share Units (RSUs). At the effective time of the merger, each RSU, including RSUs held by our executive officers, will be assumed by Mellanox and converted automatically into a Mellanox RSU with substantially identical terms and conditions. In addition, with respect to Mr. Kenneth, 50% of such RSUs outstanding immediately prior to the effective time of the merger will vest immediately upon the effective time of the merger and the remaining 50% will vest in four equal quarterly installments. The RSUs held by our other executive officers will be subject to time-based vesting based on their existing schedule.
•	Cash Payments to Certain Executive Officers. Our board of directors authorized our CEO to discuss and agree with Mellanox on the grant of bonuses to executive officers subject to the closing of the merger agreement. No agreement has been reached to date in respect of such bonuses and no commitment was made by us towards any of our executive officers in that respect.
•	Change of Control Arrangements. Our executive officers, Miron (Ronnie) Kenneth, Patrick Guay, Josh Siegel, Koby Segal, Amir Prescher, Asaf Somekh, Yaron Haviv and Orit Goren, are entitled to acceleration of their unvested options and RSUs in the event that they are not offered in good faith continued employment with Mellanox or a subsidiary of Mellanox and also in the event that they are terminated or terminate their employment under certain conditions during the 12-month period following the effective time of the merger.

•	Future Employment Arrangements. Certain of our executive officers may receive offers of employment from Mellanox or its subsidiaries. At this time, we do not know which of our executive officers will receive such offers and which will enter into employment agreements with Mellanox or its subsidiaries.
•	Nomination to Board of Directors of Mellanox. Mellanox’s board of directors has indicated its intention to nominate Miron (Ronnie) Kenneth, the Chairman and CEO of Voltaire, for election to the Mellanox board of directors at its next annual general meeting of shareholders.
•	Indemnification and Insurance. Our executive officers and directors will also benefit from the indemnification provisions contained in the merger agreement with respect to their acts or omissions as executive officers or directors of Voltaire prior to the effective time of the merger. In accordance with the merger agreement, Voltaire intends to acquire a run-off directors’ and officers' liability insurance for seven years after the effective time of the merger.

As of the record date for the special general meeting, the directors and executive officers of Voltaire, as a group, beneficially owned in the aggregate approximately 52.3% of the outstanding Voltaire ordinary shares.

See “The Special General Meeting — Share Ownership of Voltaire Directors and Executive Officers” and “The Merger — Interests of Voltaire’s Executive Officers and Directors in the Merger.”

The Merger Agreement

The merger agreement is attached as Annex A to this document. You should read the merger agreement carefully in its entirety. It is the most important legal document governing the merger. See “The Merger Agreement.”

Structure of the Merger

The merger is being effected as a merger between Voltaire and Mondial Acquisition Corporation Ltd. under the Israeli Companies Law. In the merger, Mondial Acquisition Corporation Ltd., a wholly-owned subsidiary of Mellanox, will be merged with and into Voltaire. Voltaire will be the surviving company of the merger and will become a wholly-owned subsidiary of Mellanox. See “The Merger Agreement — The Merger.”

Consideration

If the merger is completed, each holder of ordinary shares of Voltaire at the effective time of the merger will be entitled to receive $8.75 per share in cash, without interest and less any applicable withholding tax. See “The Merger — Effects of the Merger on our Ordinary Shares,” and “The Merger Agreement — The Merger Consideration and the Conversion of Share Capital.”

Treatment of Share Options and RSUs Outstanding Under Our Equity Incentive Plans

For the purpose of this section, “award exchange ratio” means a fraction, the numerator of which is $8.75 and the denominator of which is the average closing price of Mellanox ordinary shares on The NASDAQ Global Market over the five (5) trading days immediately preceding (but not including) the closing date.

•	Share Options. At the effective time of the merger, each outstanding share option to purchase ordinary shares of Voltaire, whether or not then vested or exercisable, will be assumed by Mellanox and converted automatically into a Mellanox share option with substantially identical terms and conditions. The number of Mellanox ordinary shares subject to each such assumed share option will be determined by multiplying the number of Voltaire ordinary shares subject to such share option immediately prior to the effective time of the merger by the award exchange ratio (rounded down to the nearest whole share). The exercise price per Mellanox ordinary share subject to a share option (rounded upwards to the nearest whole cent) will equal the quotient determined by dividing (x) the per share exercise price per Voltaire ordinary share otherwise purchasable pursuant to such share option immediately prior to the effective time of the merger by (y) the award exchange ratio. Notwithstanding the foregoing, all unvested share options held by Voltaire’s non-employee directors and 50% of the unvested share options held by our Chairman and CEO, Miron (Ronnie) Kenneth, will be subject to accelerated vesting upon the effective time of the merger.

•	Restricted Share Units (RSUs). At the effective time of the merger, each RSU will be assumed by Mellanox and converted automatically into a Mellanox RSU with substantially identical terms and conditions. The number of Mellanox ordinary shares subject to each such RSU will be determined by multiplying the number of Voltaire ordinary shares subject to such award immediately prior to the effective time of the merger by the award exchange ratio (rounded down to the nearest whole share). The performance requirements with respect to the determination of the number of Voltaire ordinary shares subject to each such RSU which is a performance based RSU will be deemed to have been met with respect to each of our executive officers in the event that the effective time of the merger occurs prior to the date of determination by our compensation committee with respect to meeting the performance requirement (which is expected to be the case, as the compensation committee’s determination must be based on the approved audited financials statements for the year 2010, which are not expected to be ready prior to the effective time of the merger agreement).
•	Treatment of Awards Held by Persons and Entities Who are not Employees or Consultants and by Executive Officers Who are not Offered Continued Employment. Notwithstanding the foregoing, each outstanding Voltaire share option and restricted share unit that is held by a person who is not an employee of, or a consultant to, Voltaire or any subsidiary of Voltaire as of the effective time of the merger or by an executive officer who is not offered in good faith continued employment with Mellanox or a subsidiary of Mellanox will not be assumed by Mellanox and will, immediately prior to the effective time of the merger, be cancelled and extinguished and the vested portion thereof will automatically be converted into the right to receive an amount in cash determined by multiplying (x) the excess, if any, of $8.75 over the applicable per share exercise price of such cancelled option, by (y) the aggregate number of Voltaire ordinary shares that were issuable upon exercise of the vested portion of such share option or restricted share unit immediately prior to the effective time of the merger (after giving effect to full acceleration with respect to our directors and such executive officers).

See “The Merger — Effect of the Merger on Equity Incentive Awards and Other Options.”

The Special General Meeting of Voltaire’s Shareholders

Date, Time, Place and Agenda.  The special general meeting is scheduled to be held at the principal executive offices of Voltaire located at 13 Zarchin Street, Ra’anana, Israel, at 4:00 P.M. Israel time, on January 6, 2011, to:

•	approve the merger agreement, the merger and the other transactions contemplated under the merger agreement, including the merger consideration; and
•	approve the purchase by Voltaire of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the closing of the merger, as permitted by the merger agreement.

We do not currently expect there to be any other matters on the agenda at the meeting; however, if any other matter is properly presented at the meeting, including voting on the adjournment or postponement of the meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their discretion.

Record Date.  Voltaire has fixed December 7, 2010 as the record date for the special general meeting. If you were a Voltaire shareholder at the close of business on the record date, you are entitled to vote on matters that come before the Voltaire special general meeting. There are 21,435,795 ordinary shares entitled to be voted at the special general meeting.

Required Vote.  The approval of each of the proposals requires the affirmative vote of the holders of a majority of the voting power represented at the special general meeting in person or by proxy and voting thereon, excluding abstentions and broker non-votes. In respect of the approval of the merger agreement and the merger, it is also required that a majority of the voting power represented at the special general meeting in person or by proxy and voting thereon will not have voted against such proposal (excluding abstentions and broker non-votes and excluding any shares of Voltaire held by (a) Mellanox, Merger Sub or any other person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint 25% or more of the directors of Mellanox or Merger Sub; (b) a person or entity acting on behalf of Mellanox, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Mellanox, Merger Sub or any of the foregoing). See “The Special General Meeting.”

Conditions to the Merger

The parties will complete the merger only if the parties satisfy or waive several conditions. The conditions include, among others:

Conditions to Each Party’s Obligations.

•	required shareholder approval of the merger;
•	no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger will have been issued by any court of competent jurisdiction and remain in effect, and there will not be any legal requirement enacted or deemed applicable to the merger that makes consummation of the merger illegal;
•	no legal proceeding by a governmental body has been instituted and pending challenging or seeking to restrain or prohibit the consummation of the merger; and
•	required antitrust clearances, if any, will have been obtained.

Conditions to Mellanox’s and Merger Sub’s Obligations.

•	accuracy of representations and warranties of Voltaire in the merger agreement, subject to certain qualifiers;
•	Voltaire must have performed in all material respects all covenants or obligations required to be performed by it under the merger agreement at or prior to the closing date;
•	no material adverse effect on Voltaire and its subsidiaries will have occurred since the date of the merger agreement and be continuing;
•	not more than 33% of certain designated employees of Voltaire and its subsidiaries (which designated employees are not listed in the merger agreement) have terminated their employment with or tendered their resignation to Voltaire, with such resignation taking effect prior to the closing of the merger agreement;
•	no legal proceeding by a governmental body will be pending that would be reasonably likely to have a material adverse effect on Voltaire and its subsidiaries or on Mellanox (a) seeking to prohibit or limit in any material respect Mellanox’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to any of the Voltaire ordinary shares of any of the shares of any of its subsidiaries or (b) which would materially and adversely affect the right of Mellanox, or any of Voltaire or its subsidiaries, to own the assets or operate the business of Voltaire and its subsidiaries;
•	the approval of the Israeli Investment Center to the change in ownership resulting from the merger agreement with respect to Voltaire’s approved enterprises will have been obtained and the approval of the Israeli tax authority to the change in ownership resulting from the merger agreement with respect to Voltaire’s benefited enterprise will have been obtained; and
•	Mellanox will have received a certificate executed on behalf of Voltaire by our CEO, Miron (Ronnie) Kenneth, confirming that the certain conditions set forth in the merger agreement have been duly satisfied.

Conditions to Voltaire’s Obligations.

•	accuracy of representations and warranties of Mellanox in the merger agreement, subject to certain qualifiers;
•	Mellanox and Merger Sub must have performed in all material respects all covenants or obligations required to be performed by them under the merger agreement at or prior to the closing date; and
•	Voltaire will have received a certificate signed on behalf of Mellanox by an authorized officer of Mellanox as to the satisfaction of the conditions described in the preceding two bullets.

See “The Merger Agreement — Conditions to the Merger; Representations and Warranties; Covenants Regarding Conduct of Business by Voltaire Pending the Merger; Other Covenants and Agreements; Conditions to Merger.”

Termination

Mellanox and Voltaire can agree to terminate the merger agreement by mutual written consent at any time prior to the effective time of the merger, whether before or after approval of the merger by Voltaire’s shareholders. In addition, either Mellanox or Voltaire can terminate the merger agreement if any of the following occurs:

•	if the merger has not been consummated by April 21, 2011; provided, however, that a party may not terminate the merger agreement if the failure to consummate the merger by such date solely arises from or is directly attributable to a failure on the part of the party seeking to terminate the merger agreement to perform any material obligation required to be performed by such party at or prior to the effective time of the merger;
•	if a court or competent jurisdiction or other governmental body has issued a final and nonappealable order, decree or ruling, or will have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the merger;
•	if the special general meeting, including any adjournments or postponements thereof, has been held and completed and the Voltaire shareholders have taken a final vote on the proposal to approve the merger, and the merger has not been approved at such meeting by the required shareholder approval (and will not have been approved at any adjournment or postponement thereof); provided, however, that a party will not be permitted to terminate the merger agreement if the failure to obtain such shareholder approval solely arises from or is directly attributable to a failure on the part of such party to perform any material obligation required to be performed by such party at or prior to the effective time of the merger; or
•	if, as of the date of the merger agreement or thereafter, there are any inaccuracies in a party’s representations and warranties or a breach of covenant made in the merger agreement which would cause the relevant condition to such party’s obligation to consummate the merger not to be satisfied; provided, however, that if the inaccuracy or breach by such party is curable and such party is continuing to exercise all commercially reasonable efforts to cure, then the other party may not terminate the merger agreement.

In addition, Voltaire can terminate the merger agreement to enter into a binding definitive agreement for a superior proposal, subject to complying with the conditions specified in the merger agreement. Mellanox may terminate the merger agreement upon the occurrence of “triggering events” specified in the merger agreement or if there has occurred and remain uncured any material adverse effect on Voltaire and its subsidiaries since the date of the merger agreement; provided, however, that if such material adverse effect is curable by Voltaire and Voltaire is continuing to exercise all commercially reasonable efforts to cure, then Mellanox may not terminate the merger agreement for a period of forty-five (45) days after Voltaire has knowledge of the occurrence of such material adverse effect.

See “The Merger Agreement — Termination of the Merger Agreement.”

No Solicitation of Acquisition Proposals

The merger agreement contains detailed provisions restricting Voltaire’s right to solicit acquisition proposals.

See “The Merger Agreement — No Solicitations.”

Termination Fees and Expenses

Voltaire will be required to pay a termination fee of $8.7 million to Mellanox if the merger agreement is terminated:

•	by Mellanox due to the occurrence of a “triggering event”;
•	by Mellanox or Voltaire due to failure to obtain the required shareholder approval; and (x) at or prior to the time of the special general meeting an acquisition proposal has been publicly announced and not publicly withdrawn, and (y) Voltaire enters into a binding agreement to consummate, or consummates, an acquisition transaction in respect of such acquisition proposal within twelve (12) months after the date of such termination (which for this purpose only, each reference to “85%” and “15%” appearing in the definition of an acquisition proposal will be “50%”); or
•	by Voltaire if the Voltaire board of directors effects a change in recommendation in accordance with the terms of the merger agreement in connection with its acceptance of a superior proposal; provided, that concurrently with such termination, Voltaire enters into an acquisition agreement relating to an acquisition transaction other than the transaction contemplated by the merger agreement and pays the termination fee described under “The Merger Agreement — Termination Fees and Expenses.”

Voltaire has also agreed to pay to Mellanox an amount equal to $2.5 million to compensate Mellanox for the amount of fees and expenses incurred by Mellanox in connection with the merger agreement if the merger agreement is terminated:

•	by Mellanox due to the occurrence of a “triggering event”;
•	by Mellanox or Voltaire due to failure to obtain the required shareholder approval; or
•	by Mellanox due to any inaccuracy of representations and warranties, or breach of covenant by Voltaire made in the merger agreement;

provided that, any such expenses paid by Voltaire to Mellanox will be credited against any subsequent payment by Voltaire to Mellanox of the termination fee as detailed above.

See “The Merger Agreement — Termination Fees and Expenses.”

Absence of Appraisal Rights

Under Israeli law, holders of Voltaire ordinary shares are not entitled to statutory appraisal rights in connection with the merger.

Regulatory Approval

As a condition to Mellanox’s obligation to complete the merger, Voltaire is required to receive approvals from the Investment Center of the Israeli Ministry of Trade, Industry and Labor to the change in ownership resulting from the merger agreement with respect to Voltaire’s approved enterprises and from the Israeli Tax Authorities to the change in ownership resulting from the merger agreement with respect to Voltaire’s benefited enterprise. Mellanox and Voltaire may be required to file notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) and be subject to a certain waiting period before the merger can be completed.

See “The Merger — Regulatory Matters.”

Material U.S. Federal and Israeli Income Tax Consequences

The receipt by a U.S. holder of cash in exchange for Voltaire ordinary shares in connection with the merger will be a taxable transaction for U.S. federal income tax purposes.

See the section of this document titled “The Merger — Material U.S. Federal and Israeli Income Tax Consequences” for a summary discussion of material U.S. federal income tax consequences of the merger to U.S. holders and material Israeli tax consequences in connection with the merger. You should consult your tax advisor about the particular tax consequences of the merger to you.

Voting and Support Agreements

Miron (Ronnie) Kenneth, the Chairman of our board and CEO, and each other director, in each case in his or her capacity as a shareholder, and certain key shareholders of Voltaire who collectively own approximately 46% of the outstanding shares of Voltaire as of the date of the merger agreement have entered into voting and support agreements, pursuant to which each of them agreed to vote their shares of Voltaire (i) for the adoption and approval of the merger agreement, the merger, and the other transactions contemplated by the merger agreement, including the merger consideration, (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of Voltaire in the merger agreement, (iii) except for the merger, against approval of any acquisition proposal or merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of material assets of Voltaire or its subsidiaries, (iv) against any agreement, amendment of the memorandum of association or articles of association of Voltaire or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay or postpone the consummation of the merger or the other transactions contemplated by the merger agreement, and (v) in favor of any adjournment or postponement of the special general meeting or other meeting recommended by Voltaire’s board of directors if there are not sufficient votes for adoption of the merger agreement and the approval of the merger on the date on which such meeting is initially held or scheduled.

See “The Merger Agreement — Voting and Support Agreements.”

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference into this document contain forward-looking statements. Forward-looking statements are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements contained in the sections of this proxy statement entitled “Questions and Answers about the Merger,” “Summary” and “The Merger” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this document or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors, including, among others:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;
•	the outcome of any legal proceedings that may be instituted against our company and others relating to the merger agreement;
•	the failure of the merger to close for any other reason;
•	risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger, and the effect of the announcement of the merger on our customer relationships, operating results and business generally;
•	the distraction of our management resulting from the proposed transaction; and
•	other risks detailed in our current filings with the SEC, including those set forth under the heading “Risk Factors” in our most recent annual report on Form 20-F. See the section of this proxy statement entitled “Where You Can Find More Information” beginning on page 64.

Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by the forward-looking statements in this document and the documents incorporated by reference into this document. The business, financial condition or results of operations of Voltaire or the combined company could be materially adversely affected by any of these factors. Voltaire does not undertake any obligation to revise or update any forward-looking statements to reflect any event or circumstance that arises after the date of this document, except as required by law. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document and the documents incorporated by reference into this document.

MARKET PRICE AND DIVIDEND DATA

Voltaire ordinary shares are traded on The NASDAQ Global Market under the symbol “VOLT.” Voltaire’s fiscal year ends on December 31.

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on The NASDAQ Global Market.

	NASDAQ Global Market
Year	High	Low
2007*	$9.09	$5.21
2008	$6.72	$2.00
2009	$5.49	$2.00
2010 (through December 7, 2010)	$8.70	$4.05

*	Prices of our ordinary shares on The NASDAQ Global Market for 2007 are from July 26, 2007, the date they started trading on such market.

Quarterly Share Information

The following table sets forth, for each of the financial quarters in the years indicated, the high and low market prices of our ordinary shares on The NASDAQ Global Market:

	NASDAQ Global Market
	High	Low
2009
First Quarter	$3.02	$2.00
Second Quarter	$4.00	$2.19
Third Quarter	$5.39	$3.25
Fourth Quarter	$5.49	$3.82
2010
First Quarter	$7.15	$4.88
Second Quarter	$6.17	$4.05
Third Quarter	$6.65	$4.11
Fourth Quarter (through December 7, 2010)	$8.70	$6.11

Monthly Share Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on The NASDAQ Global Market:

	NASDAQ Global Market
	High	Low
June 2010	$5.14	$4.09
July 2010	$4.78	$4.11
August 2010	$5.10	$4.29
September 2010	$6.65	$4.42
October 2010	$7.10	$5.75
November 2010	$8.70	$6.11
December 2010 (through December 7, 2010)	$8.70	$8.62

We have not declared or paid cash dividends on our ordinary shares. Our current policy is to retain earnings for use in our business.

THE SPECIAL GENERAL MEETING

General; Date; Time and Place

This document is furnished in connection with the solicitation of proxies by Voltaire’s board of directors for use at Voltaire’s special general meeting. The meeting will be held at the principal executive offices of Voltaire located at 13 Zarchin Street, Ra’anana, Israel on January 6, 2011 at 4:00 P.M. Israel time, unless it is postponed or adjourned.

Purpose of the Special General Meeting

At the special general meeting, holders of Voltaire ordinary shares will be asked to approve the merger agreement, the merger and all of the transactions contemplated by the merger agreement (including the merger consideration) and to approve the purchase by Voltaire of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the closing of the merger, as permitted by the merger agreement.

You also will be asked to consider and, as applicable, vote upon, any other business that may properly come before the special general meeting of shareholders or any adjournment or postponement of the special general meeting of shareholders, including voting on the adjournment or postponement of such meetings. Voltaire currently does not contemplate that any other matters will be considered at the special general meeting.

Shareholders Entitled to Vote; Record Date

Shareholders of record who held Voltaire ordinary shares at the close of business on December 7, 2010 (the “Record Date”) are entitled to notice of, and to vote at, the special general meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of Voltaire or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by their bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the special general meeting, but may not actually vote their shares in person at the meeting.

As of the Record Date, there were 21,435,795 ordinary shares issued, outstanding and entitled to vote at the special general meeting.

Recommendation of the Board of Directors

After careful consideration, the board of directors of Voltaire determined that the merger is in the best interests of Voltaire and its shareholders and unanimously approved the merger agreement, the merger and all of the transactions contemplated by the merger agreement (including the merger consideration). Accordingly, the board of directors of Voltaire recommends that you vote FOR the proposal to approve the merger agreement, the merger and all of the transactions contemplated by the merger agreement (including the merger consideration). In addition, following approval by our Audit and Finance Committee and by our board of directors, the board of directors of Voltaire also recommends that you vote FOR the proposal of purchase by Voltaire of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the closing of the merger, as permitted by the merger agreement.

Quorum and Voting

Pursuant to Voltaire’s Articles of Association, the quorum required for the special general meeting consists of at least two shareholders present, in person or by proxy, who hold or represent in the aggregate at least 25% of the voting power in Voltaire. If a quorum is not present within thirty minutes from the time appointed for the special general meeting, the special general meeting will stand adjourned to the same day at the same time in the following week, and Voltaire will not be obligated to give notice to the shareholders of the deferred meeting. At the adjourned meeting, all matters which were to be discussed during the special general meeting will be discussed, provided at least two shareholders are present in person or by proxy and hold shares representing in the aggregate at least 10% of the voting power in Voltaire.

Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners absent specific instructions from the beneficial owner of the shares. However, brokers are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as adoption and approval of a merger. On all matters considered at the special general meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

On each proposal submitted to the shareholders for consideration at the special general meeting, only ordinary shares that are voted on such matter will be counted toward determining whether such proposal is approved. Ordinary shares present at the special general meeting that are not voted on a particular matter, or ordinary shares present by proxy where their holder properly withheld authority to vote on such matter (including broker non-votes), will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the special general meeting, If two or more persons are registered as joint owners of any ordinary share, the right to attend the special general meeting will be conferred upon each of such joint owners, but the right to vote at the meeting and/or the right to be counted as part of the quorum thereat will be conferred exclusively upon the more senior among the joint owners attending the meeting, in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in Voltaire’s shareholder register.

Voting Results

The preliminary voting results will be announced at the special general meeting. The final voting results will be tallied by Voltaire’s corporate secretary based on the information provided by Voltaire’s transfer agent and will be published following the special general meeting on a Form 6-K.

Voting of Proxies

Your proxy must be received at least two hours prior to the designated time for the meeting to be validly included in the tally of ordinary shares voted at the meeting. A signed proxy card must be received before this deadline by Voltaire at its offices, or by its transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave., Brooklyn, NY 11219, or be presented to the Chairperson of the special general meeting at such meeting in order for the proxy to be qualified to participate in the special general meeting. If you attend the meeting, you may vote in person and if you so vote your proxy will not be used.

Even if you plan to attend the special general meeting, if you hold your shares in your own name as the shareholder of record, please vote your shares using a proxy. Do NOT enclose or return your share certificate(s) with your proxy. Properly executed proxies that do not contain voting instructions will be voted “FOR” the approval of the merger agreement, the merger and all of the transactions contemplated by the merger agreement (including the merger consideration) and “FOR” the approval of purchase by Voltaire of the run-off insurance.

Shares Held in Street Name.  If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If that is the case, you may vote by completing and returning the voting form provided by your broker or bank or via the Internet or by telephone through your broker or bank if such a service is provided. To vote via the Internet or telephone, you should follow the instructions on the voting form provided by your broker or bank. If you plan to attend the special general meeting, you will need a proxy from your broker or bank in order to be given a ballot to vote the shares.

Revoking or Changing Your Vote

Shares Registered in Your Name.  Any proxy you give pursuant to this solicitation may be revoked by you at any time before it is voted. Proxies may be revoked by one of three ways:

•	you can send a written notice stating that you would like to revoke your proxy, which must be received at least two hours prior to the time set for beginning the special general meeting or presented at the special general meeting to the Chairperson of the meeting;

•	you can complete and submit a new proxy card dated later than the first proxy card, which must be received at least two hours prior to the time set for beginning the special general meeting or presented at the special general meeting to the Chairperson of the meeting; or
•	you can attend the special general meeting, and file a written notice of revocation or make an oral notice of revocation of your proxy with the Chairperson of the meeting and then vote in person. Your attendance at the meeting will not revoke your proxy in and of itself.

Any written notice of revocation or subsequent proxy should be delivered to Voltaire Ltd., 13 Zarchin Street, Ra’anana 43662, Israel, Attention: Corporate Secretary or hand-delivered to our Corporate Secretary at or before the taking of the vote at the special general meeting.

Shares Held in Street Name.  If your shares are held in a stock brokerage account or by a bank or other nominee, in order to change your vote, you must follow the directions from your broker, bank or other nominee to change those instructions.

The Proxy

Miron (Ronnie) Kenneth and Joshua Siegel, each individually, have been appointed as proxies by the board of directors of Voltaire with respect to the matters to be voted upon at the special general meeting.

Required Vote for the Submitted Proposals

The approval of each of the proposals requires the affirmative vote of the holders of a majority of the voting power represented at the special general meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes). In addition, in respect of the approval of the merger agreement and the merger, it is also required that a majority of the voting power represented at the special general meeting in person or by proxy and voting thereon will not have voted against such proposal (excluding abstentions and broker non-votes and excluding any shares of Voltaire held by (a) Mellanox, Merger Sub or any other person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint 25% or more of the directors of Mellanox or Merger Sub; (b) a person or entity acting on behalf of Mellanox, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Mellanox, Merger Sub or any of the foregoing). Each of (a), (b) and (c) above are referred to as a “Mellanox Affiliate.” In order for your vote to count in respect of the proposal to approve the merger agreement and the merger, you must not have indicated on the proxy card that you are a Mellanox Affiliate. If you so indicate, your vote will not count towards this proposal.

Share Ownership of Voltaire Directors and Executive Officers

As of the record date for the special general meeting, directors and executive officers of Voltaire beneficially owned in the aggregate approximately 52.3% of the Voltaire ordinary shares outstanding.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of Voltaire may solicit proxies for the special general meeting from Voltaire’s shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of Voltaire ordinary shares held of record by those persons, and Voltaire will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

Please do not send in any Voltaire share certificates with your proxy cards or voting instruction cards.

Attending the Voltaire Special General Meeting

Only Voltaire’s shareholders, including joint holders, who held shares of record as of the close of business on December 7, 2010 and other persons holding valid proxies for the special general meeting of shareholders are entitled to attend the special general meeting. All shareholders and their proxies should be prepared to present photo identification. In addition, if you are a record holder, your name is subject to verification against the list of record holders on the record date prior to being admitted to the meeting.

Voltaire’s shareholders who are not record holders but hold shares through a broker or nominee in “street name” should be prepared to provide proof of beneficial ownership on the record date, such as a recent account statement prior to December 7, 2010, or similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the special general meeting of shareholders.

Contact for Questions and Assistance in Voting

If you have a question about the merger or how to vote or revoke a proxy you should contact:

Kenneth Green
CCGK Investor Relations
Email: info@gkir.com
Tel: 1 866 704 6710 / +972 52 695 44 00

Other Matters

Voltaire is not aware of any other business to be acted upon at the special general meeting. If, however, other matters are properly brought before the special general meeting or any adjournment or postponement of the special general meeting, the persons named as proxy holders will each have discretion to act on those matters, or to adjourn or postpone the special general meeting, including to vote in their discretion to adjourn or postpone the special general meeting or any adjournment of postponement thereof.

THE COMPANIES

Voltaire

Voltaire designs and develops server and storage switching and software solutions that enable high-performance grid computing within the data center. Voltaire refers to its server and storage switching and software solutions as the Voltaire Grid BackboneTM. Voltaire’s products leverage InfiniBand technology and include director-class switches, multi-service switches, fixed-port configuration switches, Ethernet and Fibre Channel routers and standards-based driver and management software. Voltaire’s solutions have been sold to a wide range of end customers including governmental, research and educational organizations, as well as enterprises in the manufacturing, oil and gas, entertainment, life sciences and financial services industries.

Voltaire’s mailing address and executive offices are located at 13 Zarchin Street, Ra’anana 43662, Israel.

Additional information concerning Voltaire is included in Voltaire’s reports filed or furnished under the United States Securities Exchange Act of 1934 (referred to in this document as the Exchange Act), that are incorporated by reference into this document. See “Where You Can Find More Information.”

Mellanox

Mellanox is a leading supplier of semiconductor-based, high-performance connectivity products that facilitate efficient data transmission between servers, communications infrastructure equipment and storage systems. The company’s products provide a total solution focused on computing, storage and communication applications used in enterprise data centers, high-performance computing and embedded systems. The company is one of the pioneers of InfiniBand; an industry standard architecture that provides specifications for high-performance interconnects. In addition to supporting InfiniBand, Mellanox's products also support the industry standard Ethernet interconnect specification, which provide unique product differentiation and connectivity flexibility.

Mellanox’s mailing address and executive offices are located at Hermon Building, Yokneam 20692, Israel.

Mondial Acquisition Corporation Ltd.

Mondial Acquisition Corporation Ltd. is a newly-formed, wholly-owned subsidiary of Mellanox. Mellanox formed this subsidiary as an Israeli company solely to effect the merger, and this subsidiary has not conducted and any business during any period of its existence, except for activities related to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. Upon consummation of the merger, Mondial Acquisition Ltd. will merge with and into Voltaire and will cease to exist.

Mondial Acquisition Corporation’s mailing address and executive offices are located at Hermon Building, Yokneam 20692, Israel, c/o Mellanox Technologies, Ltd.

Past Contacts, Transactions and Negotiations

Voltaire and Mellanox have a longstanding business relationship. Mellanox supplies Voltaire with its application-specific integrated circuit, or ASIC, the main component used in Voltaire’s Grid DirectorTM director-class switches and Grid SwitchTM edge switches.

THE MERGER

Background of the Merger

Voltaire and Mellanox had in the past, as part of an ongoing dialogue concerning their business relationship, informally discussed the possibility of a combination transaction. None of these informal discussions previously resulted in a proposal by Mellanox to acquire Voltaire.

On August 26, 2010, Voltaire received from Mellanox a preliminary written, non-binding indication of interest to acquire 100% of the outstanding equity of Voltaire for a purchase price in the range of $6.75 to $7.25 per share in cash. Mellanox’s indication of interest was subject to the completion of due diligence to its satisfaction. Mellanox further required that the process be conducted on an exclusive basis between Mellanox and Voltaire.

On September 7, 2010, Voltaire’s board of directors convened a special meeting by conference telephone to consider the proposal from Mellanox. Representatives from Morrison & Foerster LLP (“Morrison & Foerster”) and Ori Rosen & Co. (“Ori Rosen”), Voltaire’s outside legal counsels, and representatives of BofA Merrill Lynch also participated in the meeting. At the meeting, the board of directors held a discussion of the Mellanox proposal and the strategic alternatives for Voltaire, including continuing as a stand-alone entity. Following this discussion, representatives of BofA Merrill Lynch discussed its preliminary financial analysis of the Mellanox proposal, including analyses with respect to the public market valuations of selected publicly traded comparable companies, selected recent transactions in the industry, and premiums paid over trading price in selected technology transactions. Representatives of Morrison & Foerster and Ori Rosen advised the Voltaire board of directors regarding its fiduciary duties in light of the Mellanox proposal. As part of these discussions, the Voltaire board of directors also discussed with representatives of Morrison & Foerster potential responses to the Mellanox offer, the advantages and disadvantages of granting exclusivity and/or permitting Mellanox to commence a due diligence investigation of Voltaire and the need for entering into a nondisclosure and standstill agreement with Mellanox to adequately protect Voltaire in the event that it permitted Mellanox to conduct any such due diligence investigation.

On September 15, 2010, the Voltaire board of directors convened another special meeting by conference telephone. Representatives of Morrison & Foerster and Ori Rosen also participated in the meeting. At the meeting, Joshua Siegel, the Chief Financial Officer of Voltaire, informed the board of directors that members of Voltaire’s senior management discussed with representatives of BofA Merrill Lynch regarding the potential engagement, and the terms thereof, of BofA Merrill Lynch in respect of the potential sale of Voltaire. The Voltaire board of directors then discussed the terms of the possible engagement of BofA Merrill Lynch and following such discussion approved the engagement of BofA Merrill Lynch. After the discussion, representatives of BofA Merrill Lynch joined the meeting and discussed their views on the financial aspects of Mellanox proposal, possible responses thereto and other potential acquirers for Voltaire. The board of directors thereafter discussed strategic alternatives for Voltaire, including continuing as a stand-alone entity. The board of directors inquired of senior management as to the potential future shareholder value that could be created if Voltaire did not pursue a merger at this time (but continued to operate independently) and the associated risks and the discounts that should appropriately be applied to this approach. The board of directors also discussed with senior management the internal and external differences in views of Voltaire’s future prospects. The board of directors also discussed the possible responses to the Mellanox proposal and directed the senior management of Voltaire as to the board of directors’ response to the Mellanox proposal. Voltaire senior management and BofA Merrill Lynch jointly determined a list of potential acquirers taking into account various considerations, including, but not limited to, the strategic and financial considerations of such potential acquirers. Voltaire senior management and BofA Merrill Lynch discussed with the board of directors such list of potential acquirers, and the board of directors ultimately decided, based on the aforementioned considerations as well as taking into account the risk of potential rumors or leaks which could result in destabilizing the company, that BofA Merrill Lynch should contact seven such potential acquirers, being the most likely and most qualified to acquire Voltaire, to determine their interest in acquiring Voltaire.

On September 17, 2010, Voltaire signed an engagement letter with BofA Merrill Lynch pursuant to which BofA Merrill Lynch was retained to act as Voltaire’s financial advisor in connection with the potential sale of Voltaire.

On September 19, 2010, based on direction from the Voltaire board of directors, Mr. Kenneth informed Mr. Eyal Waldman, Chairman and Chief Executive Officer of Mellanox, that the proposed purchase price range was not acceptable to the Voltaire board of directors, that the board was seeking a per share offer value of $9.50 and that no exclusivity would be granted to Mellanox.

On September 24, 2010, Voltaire and Mellanox entered into a mutual non-disclosure agreement, which contained mutual confidentiality and non-solicitation obligations and a standstill undertaking by Mellanox.

On September 25, 2010, representatives of BofA Merrill Lynch discussed with representatives of J.P. Morgan plc, financial advisor to Mellanox (“JP Morgan”), the potential merits of an acquisition of Voltaire, financial forecasts of Voltaire prepared by Voltaire’s management, and potential synergies of the combined entity estimated by Voltaire’s management. As part of that discussion, representatives of BofA Merrill Lynch communicated Voltaire’s counter-proposal of $9.50 per share and the willingness to accept some portion of the consideration in the form of Mellanox ordinary shares. The counter-proposal did not include granting Mellanox any period of exclusivity.

During the period between September 29, 2010 and October 6, 2010, representatives of BofA Merrill Lynch, at the request of Voltaire’s board of directors, contacted seven other potential acquirers to determine their interest in a possible transaction with Voltaire. Two of the seven companies expressed an interest in a potential transaction and entered into preliminary discussions.

On October 5, 2010, members of Voltaire’s senior management met with members of Mellanox’s senior management in-person, with Voltaire’s and Mellanox’s respective financial advisors participating via conference telephone, to share additional detail and support regarding Voltaire’s previously provided financial forecasts.

On October 6, 2010, members of the Voltaire management team held discussions with one of the potential acquirers contacted by representatives of BofA Merrill Lynch, during which the senior management of Voltaire made a presentation with respect to Voltaire and its financial forecast.

On October 12, 2010, members of the Voltaire management team held discussions with another of the potential acquirers contacted by representatives of BofA Merrill Lynch, during which the senior management of Voltaire made a presentation with respect to Voltaire and its financial forecast. Ultimately, each of the other seven potential acquirers contacted by representatives of BofA Merrill Lynch, on behalf and at the direction of Voltaire, indicated that it was not interested in pursuing an acquisition transaction with Voltaire.

On October 13, 2010, the General Counsel of Voltaire, the Vice President of Legal Affairs and the Senior Corporate Counsel and Director of Israeli Compliance of Mellanox and representatives of Morrison & Foerster and Latham & Watkins LLP, outside United States legal counsel to Mellanox (“Latham & Watkins”), participated by conference telephone in a preliminary legal due diligence review of Voltaire.

On October 14, 2010, Voltaire received a revised written, non-binding indication of interest from Mellanox with a proposed purchase price of $8.50 per share in cash. The proposal was subject to similar conditions as stated in its initial indication of interest and requested a period of exclusivity of four weeks for concluding the due diligence review and negotiating and completing the definitive agreements.

On October 17, 2010, the board of directors of Voltaire held a special meeting by conference telephone to assess the October 14, 2010 indication of interest submitted by Mellanox. Representatives of Morrison & Foerster, Ori Rosen and BofA Merrill Lynch also participated in the meeting. Representatives of BofA Merrill Lynch reviewed its efforts on behalf of Voltaire to solicit, at the direction of Voltaire, indications of interest from other potential acquirers with respect to a possible acquisition of Voltaire. In addition, the Voltaire board of directors reviewed discussion materials prepared by representatives of BofA Merrill Lynch regarding Voltaire’s share price performance since August 26, 2010, the implied premiums and transaction multiples reflected at the proposed per share purchase price of $8.50, Mellanox’s ability to finance an all-cash transaction from the combined pro forma balance sheet, potential strategies and potential counter-proposals. The Voltaire board of directors discussed at length Mellanox’s revised proposal and authorized Mr. Kenneth to sign on behalf of Voltaire the written non-binding indication of interest, provided that it is revised to provide for a price per share of not less than $9.00, of which not less than $8.50 would be paid in cash and the balance would be paid in either cash or ordinary shares of Mellanox.

On October 18, 2010, following the meeting of the Voltaire board of directors, Voltaire provided Mellanox with a revised version of the written, non-binding indication of interest with a counter proposal of a purchase price of $9.25 per share, consisting of $8.50 in cash and the remainder in cash or Mellanox ordinary shares, and a two week period of exclusivity.

On October 20, 2010, Mellanox indicated that it would be willing to amend the written, non-binding indication of interest to provide for a purchase price of $8.75 per share in cash and a three-week period of exclusivity.

On October 21, 2010, the board of directors of Voltaire held another special meeting by conference telephone. Representatives of Morrison & Foerster, Ori Rosen and BofA Merrill Lynch also participated in the meeting. Mr. Kenneth updated the board of directors that Mr. Waldman had advised him that Mellanox’s board of directors was willing to make a best and final revision to the latest indication of interest letter provided by Mellanox to Voltaire, such that the price per share would be $8.75 in cash and the exclusivity period would be three weeks. Mr. Kenneth and representatives of BofA Merrill Lynch discussed with the board of directors the latest proposal from Mellanox, the implied value and an illustrative process timeline of the transaction. After a lengthy discussion on these matters, the board of directors approved the execution of a revised non-binding indication of interest reflecting a proposed per share purchase price of $8.75 in cash and a three-week period of exclusivity.

On October 24, 2010, Voltaire and Mellanox executed a non-binding indication of interest, which provided for Mellanox’s proposed acquisition of Voltaire for $8.75 per share in cash and a three-week period of exclusivity.

On October 27, 2010, Voltaire granted access to a virtual data room to Mellanox and its advisors to conduct a due diligence investigation of Voltaire. Mellanox and its advisors conducted their due diligence review of Voltaire through November 28, 2010.

On October 27, 2010, Voltaire and Mellanox executed an exclusivity agreement, which provided that Voltaire would negotiate exclusively with Mellanox through 11:59PM Israel Time on November 18, 2010, with an automatic extension through November 25, 2010, unless either party terminated the automatic extension by written notice to the other party.

On October 28, 2010, the board of directors of Voltaire held a regularly scheduled board meeting. In addition to other matters addressed in the board of directors meeting, Voltaire senior management provided an update on the status of a proposed outbound license and maintenance transaction with a third party. Representatives of BofA Merrill Lynch and Morrison Foerster attended that portion of the board of directors meeting.

On October 31, 2010, representatives of Latham & Watkins and Herzog, Fox & Neeman, outside Israeli legal counsel to Mellanox (“Herzog, Fox & Neeman”) transmitted a first draft of a merger agreement to representatives of Morrison & Foerster and Ori Rosen, who subsequently reviewed the draft merger agreement and discussed issues with members of Voltaire’s senior management.

On November 6, 2010, representatives of Morrison & Foerster sent a revised draft merger agreement to representatives of Latham & Watkins.

On November 7, 2010, representatives of Latham & Watkins and Herzog, Fox & Neeman sent to representatives of Morrison & Foerster a first draft of a voting and support agreement, to be executed concurrently with the execution of the merger agreement by Voltaire directors and certain identified Voltaire shareholders.

On November 9, 2010, Mr. Kenneth met Mr. Waldman to discuss the potential value of the potential proposed outbound license and maintenance transaction under negotiation by Voltaire with a third party and its effect on Mellanox’s proposed offer price, and requested that Mellanox increase its latest bid of $8.75 per share by $0.50 per share. On November 10, 2010, at the direction of Voltaire, representatives of BofA Merrill Lynch discussed with representatives of JP Morgan financial analyses with respect to the potential value of the proposed outbound license and maintenance transaction. On November 11, 2010, Mr. Waldman informed Mr. Kenneth that the Mellanox board of directors met to consider Voltaire’s request for an increase to the proposed price per share and rejected Voltaire’s request to increase its proposed price per share.

On November 12, 2010, representatives of Latham & Watkins sent a further revised draft of the merger agreement to representatives of Morrison & Foerster.

On November 14, 2010, the board of directors of Voltaire held a special meeting by conference telephone. Representatives of Morrison & Foerster, Ori Rosen and BofA Merrill Lynch also participated in the meeting, during which the status of the transaction was reviewed and discussed.

On November 15, 16 and 17, 2010, representatives of Latham & Watkins and representatives of Morrison & Foerster engaged in extensive negotiations by conference telephone of the terms of the merger agreement, including issues relating to the closing conditions, the termination rights of Mellanox and the provisions related to the ability of the Voltaire board of directors to accept an unsolicited superior proposal.

On November 17, 2010, representatives of Morrison & Foerster sent a further revised draft of the merger agreement to representatives of Latham & Watkins.

On November 18 and 19, 2010, representatives of Morrison & Foerster and Latham & Watkins engaged in extensive negotiations by telephone on the remaining issues of the revised draft merger agreement.

On November 19, 2010, representatives of Latham & Watkins sent a further revised draft of the merger agreement to representatives of Morrison & Foerster.

On November 22, 2010, representatives of Morrison & Foerster sent a further revised draft of the merger agreement to representatives of Latham & Watkins. Thereafter, representatives of Morrison & Foerster and representatives of Latham & Watkins had further negotiations by telephone of the revised draft of the merger agreement.

On November 22, 2010, the Voltaire board of directors held a special meeting by conference telephone. Representatives of BofA Merrill Lynch, Morrison & Foerster and Ori Rosen also participated in the meeting. Representatives of BofA Merrill Lynch provided the Voltaire board of directors an overview of the chronological development of the negotiations with Mellanox in terms of the price per share and BofA Merrill Lynch’s activities in reaching out to other potential acquirers for Voltaire during the period of negotiation of the Mellanox proposal, a review of the proposed Mellanox transaction multiples, then current trading multiples of Voltaire using public consensus financial projections by independent research analysts, the share price performance of Voltaire and Mellanox as compared to peers and the possible effect of a proposed outbound license and maintenance transaction under negotiation by Voltaire with a third party on its financial analyses of Voltaire. Representatives of BofA Merrill Lynch discussed with the Voltaire board of directors updated financial analyses as compared to Mellanox’s proposed offer price of $8.75 price per share, based on the historical trading price of the ordinary shares of Voltaire, public market valuations of selected publicly traded comparable companies, selected recent transactions in the enterprise communication equipment industry, premiums paid over trading price in selected technology transactions and discounted cash flow analyses. As part of their valuation analysis, representatives of BofA Merrill Lynch reviewed financial forecasts relating to Voltaire prepared by the management of Voltaire both with and without giving effect to the proposed outbound license and maintenance transaction as well as projections that were publicly available by independent research analysts. Representatives of Morrison & Foerster reviewed for the Voltaire board of directors the status of the legal negotiations with Mellanox on the merger agreement, and the significant issues that remained outstanding, including certain of the interim operating covenants, the closing conditions, and termination rights of Mellanox, and the ability of the Voltaire board of directors to accept an unsolicited superior proposal. The board of directors further discussed the outstanding issues. During the discussion, the board of directors noted that Mellanox had requested that the voting and support agreement be entered into by the Voltaire directors and certain Voltaire shareholders. In order to increase the certainty of consummating the merger, the board of directors discussed whether to request that all of the shareholders affiliated with members of the board of directors enter into the voting and support agreement. Following the meeting, each of the shareholders affiliated with members of the board of directors confirmed their willingness to enter into the voting and support agreement.

On November 23, 2010, representatives of Latham & Watkins sent a further revised draft of the merger agreement to representatives of Morrison & Foerster. Representatives of Morrison & Foerster and representatives of Latham & Watkins engaged in further negotiations by conference telephone concerning the revised draft.

On November 24 and 25, 2010, representatives of Latham & Watkins, Herzog, Fox & Neeman, Morrison & Foerster and Ori Rosen exchanged several drafts of the voting and support agreement addressing comments received from certain Voltaire shareholders and their counsel.

On November 25, 2010, Voltaire and Mellanox agreed to extend the exclusivity period under the exclusivity agreement through November 29, 2010. The parties and their advisors continued to negotiate extensively the terms of the merger agreement during this period.

On November 25, 2010, representatives of Morrison & Foerster sent a further revised draft of the merger agreement to representatives of Latham & Watkins. Thereafter, representatives of Morrison & Foerster and representatives of Latham & Watkins engaged in further negotiations by telephone of the revised draft.

On November 26, 2010, the board of directors of Voltaire held another special meeting by conference telephone. Representatives of BofA Merrill Lynch, Morrison Foerster and Ori Rosen also participated in the meeting. At the meeting, representatives of Morrison & Foerster advised as to the status of the negotiations of the merger agreement and discussed in detail several provisions, and representatives of BofA Merrill Lynch discussed with the Voltaire board BofA Merrill Lynch’s financial analyses of the $8.75 per share cash merger consideration. BofA Merrill Lynch then delivered its oral opinion, which it subsequently confirmed in a written opinion, to the effect that as of the date thereof and based upon the various assumptions and limitations set forth in its written opinion, the consideration of $8.75 per share in cash to be received in the merger with Mellanox by holders of Voltaire ordinary shares was fair, from a financial point of view, to such holders. As the merger agreement was not in final form, the Voltaire board of directors agreed to convene a meeting on November 28 to review and vote on the final form of the merger agreement.

On November 26, 2010, representatives of Latham & Watkins sent a further revised draft of the merger agreement to representatives of Morrison & Foerster. Thereafter, representatives of Morrison & Foerster and representatives of Latham & Watkins engaged in extensive negotiations of the remaining issues in the revised draft.

On November 28, 2010, the board of directors of Voltaire held a special meeting by conference telephone. Representatives of BofA Merrill Lynch, Morrison & Foerster and Ori Rosen also participated in the meeting. Representatives of Morrison & Foerster reviewed the final form of the merger agreement, including the resolution of certain unresolved issues and the process conducted by the Voltaire board of directors since receipt of the first Mellanox proposal in order to meet its fiduciary duties. Representatives of BofA Merrill Lynch reminded the Voltaire board of directors that, in accordance with their request, a signed copy of its opinion as to the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received by holders of Voltaire’s ordinary shares in the merger and related financial analyses were delivered to Voltaire and distributed to the board of directors in connection with the November 26, 2010 special meeting. Thereafter, the Voltaire board of directors unanimously (1) determined that the merger agreement with Mellanox and the transactions contemplated thereby, including the merger, are advisable, fair to and in the best interests of Voltaire and its shareholders, (2) determined that, considering the financial position of the merging companies, no reasonable concern exists that the surviving corporation would be unable to fulfill the obligations of Voltaire to its creditors, (3) approved, and authorized in all respects, the proposed merger agreement with Mellanox substantially in the form presented to the board of directors and authorized and directed the execution and delivery of the merger agreement in such form and (4) resolved to recommend approval and adoption of the merger agreement with Mellanox and the transactions contemplated thereby, including the merger, by the shareholders of Voltaire at a special meeting of the shareholders.

After the Voltaire board of directors meeting, representatives of Voltaire and Morrison & Foerster and representatives of Mellanox, Latham & Watkins and Herzog, Fox & Neeman prepared execution copies of the merger agreement and the related documents.

On November 29, 2010, Voltaire, Mellanox and Merger Sub executed and delivered the merger agreement and the Voltaire directors and certain Voltaire shareholders and Mellanox exchanged and delivered the voting and support agreements. Following execution of the merger agreement and the related documents, Mellanox and Voltaire jointly announced the transaction prior to the opening of trading on the U.S. stock exchanges.

Reasons for Approval of the Merger; Recommendations

In the course of reaching its decision to approve the merger agreement and to recommend that the Voltaire shareholders vote to approve the merger agreement, the Voltaire board of directors consulted with members of Voltaire’s management team and its financial, accounting and legal advisors regarding various strategic and financial aspects of the merger and alternatives to the contemplated merger. In connection with considering the information provided by Voltaire’s management team and representatives of its financial, accounting and legal advisors in analyzing the terms of the merger agreement and related agreements, and in reaching its decision to approve the merger agreement, the merger, and the other transactions contemplated by the merger agreement, including the merger consideration, the Voltaire board of directors considered a variety of factors including, among others, the following:

•	the $8.75 per share cash merger consideration represents a 35.0% premium to the closing price of our ordinary shares on November 24, 2010, a 34.5% premium to the trailing one-month average share price prior to and including November 24, 2010 and a 46.8% premium to the trailing three-month average share price prior to and including November 24, 2010;
•	the implied enterprise value of the transaction represents a 51.9% premium to our enterprise value on November 24, 2010, a 51.1% premium to our trailing one-month average enterprise value prior to and including November 24, 2010 and a 72.1% premium to our trailing three-month average enterprise value prior to and including November 24, 2010;
•	the merger consideration of $8.75 per share represents a 29.6% increase from the low end of Mellanox’ originally proposed acquisition price range of $6.75 per share and a 20.7% increase from the high end of Mellanox’ originally proposed acquisition price range of $7.25 per share;
•	that the merger consideration is payable in cash and will be paid from readily available funds and not subject to a financing condition, provides certainty of value;
•	the fact that the process conducted with the assistance of BofA Merrill Lynch to contact other potential acquirers and our discussions with those acquirers did not result in any proposal for a transaction;
•	the fact that the merger is subject to approval by Voltaire’s shareholders and that shareholders representing in the aggregate approximately 46% of the outstanding shares of Voltaire as of the date of the merger agreement agreed to vote their shares in favor of the merger agreement and the merger;
•	the risk that if Voltaire did not accept Mellanox’s offer now, it might not have another opportunity to do so;
•	Voltaire’s business, competitive position, strategy and prospects, the likelihood that Voltaire will be able to successfully implement its strategy and achieve its objectives, the competitive position of current and likely competitors in the industry in which the company’s compete, and current industry, economic, and market conditions, including Voltaire’s continued dependency on Mellanox for its application-specific integrated circuit, or ASIC, the main component used in Voltaire’s Grid DirectorTM director-class switches and Grid SwitchTM edge switches, the fact that Mellanox started to compete directly with Voltaire, and if Mellanox did not acquire Voltaire, would likely increase its competition with Voltaire, and Voltaire’s continued dependency on a small number of its OEM customers for a majority of its revenues;
•	the significant level of competition faced by Voltaire from direct competitors with greater name recognition, engineering, manufacturing and marketing capabilities;

•	the opinion of BofA Merrill Lynch, dated November 26, 2010, to Voltaire’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be received by holders of Voltaire ordinary shares and the financial analyses thereto prepared by BofA Merrill Lynch, each as more fully described below in the section entitled “The Merger — Opinion of Voltaire’s Financial Advisor”; and
•	the fact that, subject to compliance with the terms and conditions of the merger agreement, Voltaire’s board of directors is permitted to change its recommendation to shareholders to vote in favor of the proposal to approve the merger agreement and to terminate the merger agreement in order to enter into a definitive agreement with respect to an alternative acquisition proposal upon the payment to Mellanox of a $8.7 million termination fee (representing approximately 4.0% of the anticipated aggregate merger consideration).

In the course of its deliberations, our board of directors also considered a variety of risks and other potentially negative factors, including the following:

•	the fact that Voltaire will no longer exist as an independent public company and Voltaire shareholders will forgo any future increase in the company’s value that might result from its possible growth;
•	the risks and contingencies related to the announcement and pendency of the merger, including the impact of the merger on Voltaire’s customers, employees, suppliers, and its relationships with other third parties, including the potentially negative reaction of these parties to the fact that Voltaire would be merging with Mellanox;
•	the possibility of disruption to Voltaire’s operations following the announcement of the merger, and the resulting effect on the company if the merger does not close, particularly in light of the fact that Mellanox is a competitor of Voltaire;
•	the fact that the merger is subject to conditions, including the continued employment through the closing of at least two-thirds of certain designated employees of Voltaire who receive offer letters after the date of the merger agreement;
•	the absence of inbound inquiries from other potential merger partners, and the potential harm to Voltaire’s business that could result from disclosure that Voltaire was seeking a merger partner, if a merger transaction is not ultimately consummated;
•	the risk that Voltaire might not receive the regulatory approvals and clearances necessary to complete the merger or that governmental authorities could attempt to condition the merger on one or more of the parties’ compliance with certain burdensome terms or conditions;
•	the fact that under the terms of the merger agreement, Voltaire cannot solicit other acquisition proposals and must pay to Mellanox a termination fee of $8.7 million if the merger agreement is terminated under certain circumstances, which, in addition to being costly, might have the effect of discouraging other parties from proposing an alternative transaction that might be more advantageous to our shareholders than the merger;
•	the risk that key employees will not remain with Voltaire if the merger is not consummated;
•	the risk that the attention and efforts of senior members of Voltaire’s management team may be diverted from Voltaire’s businesses while they are working to implement the merger, and that valuable strategic opportunities may be lost;

•	the fact that, pursuant to the merger agreement, Voltaire must generally conduct its business in the ordinary course and is subject to a variety of other restrictions on the conduct of business prior to closing of the merger or termination of the merger agreement, which may delay or prevent the company from pursuing business opportunities that may arise or preclude actions that would be advisable if Voltaire were to remain an independent company; and
•	the fact that certain directors and executive officers of Voltaire have interests in the merger that could be deemed to be different from, or in addition to, the interests of Voltaire’s shareholders generally, including as described in the section of this document entitled “The Merger — Interests of Voltaire’s Executive Officers and Directors in the Merger.”

The Voltaire board of directors unanimously recommends that you vote FOR the proposal to approve the merger agreement, the merger and all of the transactions contemplated by the merger agreement (including the merger consideration) and FOR the proposal to approve the purchase by Voltaire of the run-off insurance.

The above summary of certain factors considered by the Voltaire board of directors in connection with its evaluation of the merits of the merger is not intended to be an exhaustive list or discussion of the factors considered by the Voltaire board. Due to the variety of the factors that the Voltaire board considered in evaluating the merits of the merger, the Voltaire board did not find it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors considered in its evaluation. In addition, the Voltaire board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, should be regarded as favorable or unfavorable. Instead, the Voltaire board analyzed all of the factors as a whole and determined that, overall, the totality of the factors support its conclusion that the merger is in the best interests of Voltaire and its shareholders. Individual members of the Voltaire board of directors may have assigned different relative weights or conclusions to each factor affecting the board’s determination.

Opinion of Voltaire’s Financial Advisor

Voltaire has retained BofA Merrill Lynch to act as Voltaire’s financial advisor in connection with the merger. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Voltaire selected BofA Merrill Lynch to act as Voltaire’s financial advisor in connection with the merger on the basis of BofA Merrill Lynch’s experience in transactions similar to the merger, its reputation in the investment community and its familiarity with Voltaire and its business.

On November 26, 2010, at a meeting of Voltaire’s board of directors held to evaluate the merger, BofA Merrill Lynch delivered to Voltaire’s board of directors an oral opinion, which was confirmed by delivery of a written opinion, dated November 26, 2010, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the merger consideration to be received by holders of Voltaire ordinary shares was fair, from a financial point of view, to such holders.

The full text of BofA Merrill Lynch’s written opinion to Voltaire’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this proxy statement and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to Voltaire’s board of directors for the benefit and use of Voltaire’s board of directors in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the merger and does not constitute a recommendation to any shareholder as to how to vote or act in connection with the proposed merger.

In connection with rendering its opinion, BofA Merrill Lynch, among other things:

(1)  reviewed certain publicly available business and financial information relating to Voltaire;

(2)  reviewed certain internal financial and operating information with respect to the business, operations and prospects of Voltaire furnished to or discussed with BofA Merrill Lynch by the management of Voltaire, including certain financial forecasts relating to Voltaire prepared by the management of Voltaire both with and without giving effect to a proposed outbound license and maintenance transaction under negotiation by Voltaire with a third party, referred to herein as the Voltaire management forecasts;

(3)  discussed the past and current business, operations, financial condition and prospects of Voltaire with members of the senior management of Voltaire;

(4)  reviewed the trading history for Voltaire ordinary shares and a comparison of that trading history with the trading histories of other companies BofA Merrill Lynch deemed relevant;

(5)  compared certain financial and stock market information of Voltaire with similar information of other companies BofA Merrill Lynch deemed relevant;

(6)  compared certain financial terms of the merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

(7)  considered the results of BofA Merrill Lynch’s efforts on behalf of Voltaire to solicit, at the direction of Voltaire, indications of interest from third parties with respect to a possible acquisition of Voltaire;

(8)  reviewed a draft, dated November 25, 2010, of the merger agreement; and

(9)  performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of Voltaire and Mellanox that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Voltaire management forecasts, BofA Merrill Lynch was advised by Voltaire, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Voltaire as to the future financial performance of Voltaire both with and without giving effect to the proposed outbound license and maintenance transaction under negotiation by Voltaire with a third party. BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Voltaire, nor did it make any physical inspection of the properties or assets of Voltaire. BofA Merrill Lynch did not evaluate the solvency or fair value of Voltaire or Mellanox under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of Voltaire, that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Voltaire or the contemplated benefits of the merger. BofA Merrill Lynch also assumed, at the direction of Voltaire, that the final executed merger agreement would not differ in any material respect from the last draft reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the merger (other than the merger consideration to the extent expressly specified in its opinion) or the proposed outbound license and maintenance transaction under negotiation by Voltaire with a third party, including, without limitation, the form or structure of the merger. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the merger consideration to be received by the holders of Voltaire ordinary shares and no opinion or view was expressed with respect to any merger consideration received in connection with the merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the merger, or class of such persons, relative to the merger consideration. Furthermore, no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to Voltaire or in which Voltaire might engage or as to the underlying business decision of Voltaire to proceed with or effect the merger. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any shareholder should vote or act in connection with the merger. Except as described above, Voltaire imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Committee.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to Voltaire’s board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Voltaire Financial Analyses.

Selected Publicly Traded Companies Analysis.  BofA Merrill Lynch reviewed publicly available financial and stock market information for Voltaire and the following six publicly traded companies in the enterprise communication equipment industry. These companies were:

•	Blue Coat Systems, Inc.
•	Brocade Communications Systems, Inc.
•	Cisco Systems, Inc.
•	Emulex Corporation
•	Extreme Networks, Inc.
•	QLogic Corporation

For each of the selected publicly traded companies, BofA Merrill Lynch calculated various valuation multiples, including:

•	The ratio of enterprise value to projected revenue for calendar year 2011;
•	The ratio of enterprise value to projected earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2012; and
•	The ratio of share price to the projected cash earnings per share, or cash EPS, for calendar year 2012.

For purposes of its analysis, BofA Merrill Lynch calculated enterprise value as market capitalization plus total debt, preferred stock and minority interests, less cash and cash equivalents, short and long-term investments and marketable securities, to the extent applicable, and calculated projected cash EPS as projected EPS under generally accepted accounting principles excluding amortization of intangible property, one-time charges and stock-based compensation, to the extent applicable. To calculate these trading multiples, BofA

Merrill Lynch used revenue, EBITDA and EPS projections reported by independent research analysts and First Call, and closing trading prices of equity securities of each selected publicly traded company on November 24, 2010. First Call is an online aggregator of independent research analyst projections managed by Thomson Financial. Projected financial data of Voltaire were based on projections reported by research analysts and the Voltaire management forecasts.

Based upon its analysis of the full ranges of multiples and related time periods calculated for the selected publicly traded companies identified above and its consideration of various factors and judgments about current market conditions and the characteristics of such companies (including qualitative factors and judgments involving non-mathematical considerations), BofA Merrill Lynch determined relevant ranges of multiples and related time periods for such companies (which relevant ranges were narrower than the full ranges of such multiples). The relevant ranges of such multiples, as determined by BofA Merrill Lynch, are set forth in the table below.

BofA Merrill Lynch then applied a range of selected multiples of calendar year 2011 projected revenue derived from the selected publicly traded companies to corresponding data of Voltaire and applied a range of selected multiples of calendar year 2012 projected EBITDA and projected cash EPS derived from the selected publicly traded companies to corresponding data of Voltaire. This analysis indicated the following approximate implied per share equity value reference ranges for Voltaire, as compared to the merger consideration:

	Comparable Company Relevant Multiple Range	Implied Per Share Equity Value Reference Range for Voltaire	Merger Consideration
Research Analyst Projections:
CY2011 Revenue	1.50x – 2.00x	$7.00 – $8.75	$8.75
CY2012 EBITDA	5.5x – 7.5x	$5.25 – $6.75	$8.75
CY2012 Cash EPS	10.0x – 14.0x	$4.00 – $5.75	$8.75
Voltaire Management Forecasts:
CY2012 EBITDA	5.5x – 7.5x	$6.00 – $8.25	$8.75
CY2012 Cash EPS	10.0x – 14.0x	$5.50 – $8.25	$8.75

BofA Merrill Lynch calculated the implied per share equity value reference ranges based on Voltaire management forecasts of EBITDA and cash EPS for calendar year 2012 set forth in the table above using forecasts prepared by the management of Voltaire both with and without giving effect to the proposed outbound license and maintenance transaction under negotiation by Voltaire with a third party. The low end of each such range, $6.00 and $5.50, respectively, was calculated based on Voltaire management forecasts that did not give effect to the proposed outbound license and maintenance transaction. The high end of each such range, $8.25 in each case, was calculated based on Voltaire management forecasts giving effect to the proposed outbound license and maintenance transaction.

No company used in this analysis is identical or directly comparable to Voltaire. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Voltaire was compared.

Selected Precedent Transactions Analysis.  BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following ten selected transactions involving companies in the enterprise communication equipment industry:

Acquirer	Target
• Juniper Networks, Inc.	• Trapeze Networks, Inc.
• Thoma Bravo, LLC	• SonicWALL, Inc.
• Hewlett-Packard Company	• 3Com Corporation
• CA, Inc.	• NetQos, Inc.
• Brocade Communications Systems, Inc.	• Foundry Networks, Inc.
• Blue Coat Systems, Inc.	• Packeteer, Inc.
• Emulex Corporation	• Sierra Logic, Inc.
• International Business Machines Corporation	• Internet Security Systems, Inc.
• Brocade Communications Systems, Inc.	• McDATA Corporation
• The Gores Group LLC and Tennenbaum Capital Partners, LLC	• Enterasys Networks, Inc.

BofA Merrill Lynch reviewed transaction values, calculated as the equity value, implied for the target company based on the merger consideration payable in the selected transaction, plus total debt, preferred stock and minority interests, less cash and cash equivalents, short and long-term investments and marketable securities, to the extent applicable, of the target company. BofA Merrill Lynch then calculated various valuation multiples for each of the transactions, including the ratio of transaction value to the projected EBITDA, of the target company, for the next twelve months immediately following the period in which the relevant transaction was announced, and applied such multiples to Voltaire’s projected EBITDA for the twelve months ending December 31, 2011. Projected financial data of the selected transactions were based on publicly available information. Projected financial data of Voltaire were based on projections reported by research analysts and the Voltaire management forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Voltaire, as compared to the merger consideration:

	NTM EBITDA (Research Analyst Projections)	NTM EBITDA (Voltaire Management Forecasts)	Merger Consideration
Precedent Transaction Relevant Multiple Range	11.0x – 14.0x	11.0x – 14.0x
Implied Per Share Equity Value Reference Range for Voltaire	$5.75 – $6.75	$6.50 – $8.25	$8.75

BofA Merrill Lynch calculated the implied per share equity value reference range based on Voltaire management forecasts of Voltaire’s projected EBITDA for the twelve months ending December 31, 2011 using forecasts prepared by the management of Voltaire both with and without giving effect to the proposed outbound license and maintenance transaction under negotiation by Voltaire with a third party. The low end of this range, $6.50, was calculated based on Voltaire management forecasts that did not give effect to the proposed outbound license and maintenance transaction. The high end of this range, $8.25, was calculated based on Voltaire management forecasts giving effect to the proposed outbound license and maintenance transaction.

No company, business or transaction used in this analysis is identical or directly comparable to Voltaire or the merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Voltaire and the merger were compared.

Premiums Paid Analysis.  BofA Merrill Lynch reviewed premiums to stock price and enterprise value paid in selected recent technology transactions, including certain of the transactions identified above. BofA Merrill Lynch reviewed the premiums to stock price and the enterprise value paid in these transactions over the target’s stock price or enterprise value, respectively, at various dates (or for various periods) before the approximate date on which the public became aware of the possibility of such transactions.

Based upon its analysis of the full ranges of premiums calculated for selected technology transactions announced between January 1, 2008 and November 24, 2010, and its consideration of various factors and judgments about current market conditions and the characteristics of such transactions and the companies involved in such transactions (including qualitative factors and judgments involving non-mathematical considerations), BofA Merrill Lynch determined relevant ranges of premiums for such transactions (which relevant ranges were narrower than the full ranges of such premiums). The following table summarizes the derived range of premiums and the approximate implied per share equity value reference range for Voltaire, as compared to the merger consideration, using Voltaire’s closing share price, three-month average share price and three-month average enterprise value as of November 24, 2010:

	Premium Range	Implied Per Share Equity Value Reference Range for Voltaire	Merger Consideration
Spot premium	30.0% – 40.0%	$8.50 – $9.00	$8.75
Premium to three-month average share price	35.0% – 45.0%	$8.00 – $8.75	$8.75
Premium to three-month average enterprise value	45.0% – 55.0%	$7.75 – $8.25	$8.75

No precedent transaction used in this analysis is identical or directly comparable to the merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Voltaire and the merger were compared.

Discounted Cash Flow Analysis.  BofA Merrill Lynch performed discounted cash flow analyses of Voltaire to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Voltaire could generate during calendar years 2011 through 2015 based on the Voltaire management forecasts. In this analysis, stock-based compensation was treated as a cash expense. BofA Merrill Lynch calculated terminal values for Voltaire both by applying perpetuity growth rates ranging from 5.0% to 7.0% to cash flows for calendar years 2015 and beyond, referred to as the perpetuity growth rate method, and by applying terminal forward multiples of 5.5x to 7.5x to Voltaire’s calendar year 2016 projected EBITDA, referred to as the EBITDA exit multiple method. In each case, the cash flows and terminal values then were discounted to present value as of December 31, 2010 using discount rates ranging from 13.0% to 16.0%. This analysis indicated the following approximate implied per share equity value reference ranges for Voltaire, as compared to the merger consideration:

	Implied Per Share Equity Value Reference Range for Voltaire (Voltaire Management Forecasts)	Merger Consideration
Perpetuity growth rate method	$6.25 – $9.50	$8.75
EBITDA exit multiple method	$7.75 – $10.00	$8.75

The implied per share equity value reference range based on the Voltaire management forecasts set forth in the table above gives effect to the proposed outbound license and maintenance transaction under negotiation by Voltaire with a third party.

Other Factors.  BofA Merrill Lynch also reviewed, for informational purposes, certain other factors, including:

•	the historical trading performance of Voltaire ordinary shares from November 24, 2009 to November 24, 2010, noting that the low and high closing prices of Voltaire ordinary shares during such period were $4.13 and $7.03 per ordinary share;
•	the historical trading performance of Voltaire ordinary shares from August 26, 2010, the date of Mellanox’s submission of a preliminary non-binding indication of interest, to November 24, 2010, noting the 44.6% increase in the price of Voltaire ordinary shares during such period, as compared to the 20.0% increase in The NASDAQ Composite Index over the same period; and

•	stock price targets for Voltaire ordinary shares in recently published, publicly available research analyst reports, noting that the low and high stock price targets, discounted to present value utilizing a cost of equity of 13.8%, ranged from approximately $6.50 to $7.00 per ordinary share.

Miscellaneous.  As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to Voltaire’s board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Voltaire. The projections of the future performance of Voltaire in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those projections or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the merger consideration and were provided to Voltaire’s board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the projections used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual value of Voltaire.

The type and amount of merger consideration payable in the merger was determined through negotiations between Voltaire and Mellanox, rather than by any financial advisor, and was approved by Voltaire’s board of directors. The decision to enter into the merger agreement was solely that of Voltaire’s board of directors. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by Voltaire’s board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of Voltaire’s board of directors or management with respect to the merger or the merger consideration.

Voltaire has agreed to pay BofA Merrill Lynch for its services in connection with the merger an aggregate fee of $3.9 million, a portion of which was payable upon rendering of its opinion and a significant portion of which is contingent upon consummation of the merger. Voltaire also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Voltaire, Mellanox and certain of their respective affiliates.

Interests of Voltaire’s Executive Officers and Directors in the Merger

When considering the recommendation of our board of directors, you should be aware that members of our board of directors and our executive officers have interests in the merger other than their interests as Voltaire shareholders generally, pursuant to agreements between such directors and executive officers and us and pursuant to the merger agreement or other agreements with Mellanox. These interests may be different from, or in conflict with, your interests as Voltaire shareholders. The members of our board of directors were aware of these additional interests, and considered them, when they approved the merger agreement.

Acceleration of Unvested Share Options Held by Non-Employee Directors and Certain Executive Officers.  Unvested options held by our non-employee directors will be subject to accelerated vesting at the effective time of the merger. As a result, assuming for such purpose only that the effective time of the merger will be February 15, 2011, options to purchase 154,830 of our ordinary shares granted to our non-employee directors that would otherwise be unvested on such date will vest and become exercisable upon the effective time of the merger. These options have a weighted average exercise price of $4.64 per share. In addition, options to purchase 57,839 of our ordinary shares granted to our Chairman and CEO, Miron (Ronnie) Kenneth (representing 50% of the unvested share options held by him on February 15, 2011), that would otherwise be unvested on such date will vest and become exercisable upon the effective time of the merger. These options have a weighted average exercise price of $4.73 per share.

Value Attributable to Vested and Exercisable Share Options.  As described below under the section of this Proxy Statement entitled “The Merger Agreement — Effect of the Merger on Equity Incentive Awards and Other Options,” at the effective time of the merger, each outstanding share option to purchase ordinary shares of Voltaire, whether or not then vested or exercisable, will be assumed by Mellanox and converted automatically into an option to purchase ordinary shares of Mellanox with substantially identical terms and conditions. Assuming that each director and executive officer that holds a vested option to purchase Voltaire ordinary shares exercises such option immediately prior to the effective time of the merger (assuming for such purpose only that the effective time of the merger will be February 15, 2011) and receives the $8.75 cash compensation in respect of each underlying share, our directors and executive officers would receive, as a group, an aggregate payment of $16,681,502 net of the exercise price for such options, of which $868,561 would be on account of share options that were accelerated immediately prior to the effective time of the merger.

Restricted Share Units (RSUs).  At the effective time of the merger, each RSU will be assumed by Mellanox and converted automatically into a Mellanox RSU with substantially identical terms and conditions. In the event that the effective time of the merger occurs prior to the date of determination by our compensation committee with respect to meeting the performance requirement under such RSUs which are performance based RSUs (which is expected to be the case, as the compensation committee’s determination must be based on the approved audited financials statements for the year 2010, which are not expected to be ready prior to the effective time of the merger), the number of RSUs in respect of such performance based RSUs granted to our Chairman and CEO will be fixed automatically at 45,000 (instead of being determined between a range of zero and 54,000 depending on our performance) and the number of RSUs in respect of such performance based RSUs granted to each of our executive officers, Patrick Guay, Josh Siegel, Koby Segal, Amir Prescher, Asaf Somekh, Yaron Haviv and Orit Goren, will be fixed automatically at 15,000 (instead of being determined between a range of zero and 18,000 depending on our performance). In addition, with respect to Mr. Kenneth, 50% of such RSUs outstanding immediately prior to the effective time of the merger will vest immediately upon the effective time of the merger and the remaining 50% will vest in four equal quarterly installments. The assumed RSUs held by our other executive officers will be subject to time-based vesting based on their existing schedule.

Cash Payments to Certain Executive Officers.  Our board of directors authorized Miron (Ronnie) Kenneth, our Chairman and CEO, to discuss and agree with Mellanox’s chief executive officer on the grant of bonuses to executive officers subject to the closing of the merger agreement. No agreement has been reached to date in respect of such bonuses and no commitment was made by us or Mellanox towards any of our executive officers in that respect.

Change of Control Arrangements.  If any of our executive officers, Miron (Ronnie) Kenneth, Patrick Guay, Josh Siegel, Koby Segal, Amir Prescher, Asaf Somekh, Yaron Haviv and Orit Goren is involuntarily terminated without justifiable cause or voluntarily terminates his or her employment for good reason (as such terms are defined in his or her employment or award grant documents) during the 12-month period following the effective time of the merger, each of his or her unvested options and RSUs will vest immediately. At this time, we do not know which if our executive officers may be subject to such termination. In addition, if any of such executive officers is not offered in good faith continued employment with Mellanox or a subsidiary of Mellanox then all of his or her unvested options and RSUs will be deemed vested for purpose of the merger agreement. Assuming that all of the awards held by our executive officers were accelerated on the effective time of the merger agreement (assuming for such purpose only that the effective time of the merger will be February 15, 2011), and that (1) each executive officer that holds a vested option to purchase ordinary shares exercises such option immediately prior to the merger and receives the $8.75 per share merger consideration in respect of each underlying share, and (2) each executive officer that holds an RSU, including previously vested RSUs, receives the $8.75 per share merger consideration, our executive officers would receive, as a group, an aggregate payment of $18,362,780, net of any exercise price.

Future Employment Arrangements.  Certain of our executive officers may receive offers of employment from Mellanox or its subsidiaries. At this time, we do not know which of our executive officers will receive such offers and which will enter into employment agreements with Mellanox or its subsidiaries.

Nomination to Board of Directors of Mellanox.  Mellanox’s board of directors has indicated its intention to nominate Miron (Ronnie) Kenneth, the Chairman and CEO of Voltaire, for election to the Mellanox board of directors at Mellanox’s next annual general meeting of shareholders, which it currently anticipates will be held in May 2011. Mr. Kenneth has indicated his intention to join the board of directors of Mellanox.

Indemnification and Insurance.  Pursuant to the merger agreement, Mellanox has agreed that, after the effective time of the merger, it will (i) cause Voltaire as the surviving entity to, fulfill and honor in all respects the obligations of Voltaire pursuant to any existing indemnification and exculpation agreements between Voltaire and each person who is or at any time prior to the effective time of the merger was an officer or director of Voltaire or any of its subsidiaries; and (ii) allow Voltaire to acquire, or alternatively Mellanox has agreed to cause the surviving entity to maintain in effect, officers’ and directors’ liability insurance for seven years after the effective time of the merger.

No Appraisal Rights

Under Israeli law, holders of Voltaire ordinary shares are not entitled to statutory appraisal rights in connection with the merger.

Effects of the Merger on our Ordinary Shares

Under the merger agreement, each of our outstanding ordinary shares will be deemed to have been transferred to Mellanox in exchange for the right to receive $8.75 in cash, without interest and less any applicable withholding tax. The conversion will occur automatically at the effective time of the merger. As of the effective time of the merger, each holder of a certificate representing our ordinary shares will cease to have any rights as a shareholder, except the right to receive $8.75 per share in cash, without interest and less any applicable withholding tax.

At the effective time of the merger, current Voltaire shareholders will cease to have ownership interests in Voltaire or rights as Voltaire shareholders. Therefore, such current shareholders of Voltaire will not participate in any future earnings or growth of Voltaire and will not benefit from any appreciation in value of Voltaire.

Effect of the Merger on Equity Incentive Awards and Other Options

For the purpose of this section, “award exchange ratio” means a fraction, the numerator of which is the $8.75 per share merger consideration and the denominator of which is the average closing price of Mellanox ordinary shares on The NASDAQ Global Market over the five (5) trading days immediately preceding (but not including) the closing date.

Share Options.  At the effective time of the merger, each outstanding share option to purchase ordinary shares of Voltaire, whether or not then vested or exercisable, will be assumed by Mellanox and converted automatically into an option to purchase ordinary shares of Mellanox with substantially identical terms and conditions. The number of Mellanox ordinary shares subject to each such assumed share option will be determined by multiplying the number of Voltaire shares subject to such share option immediately prior to the effective time of the merger by the award exchange ratio (rounded down to the nearest whole share). The exercise price per Mellanox ordinary share subject to a share option (rounded upwards to the nearest whole cent) will equal the quotient determined by dividing (x) the per share exercise price per Voltaire ordinary share otherwise purchasable pursuant to such share option immediately prior to the effective time of the merger by (y) the award exchange ratio. Each such assumed and unvested share option held by any of our executive officers will continue to vest in accordance with its existing schedule and will vest immediately in the event the employment of such executive officer is terminated within 12-month period following the effective time of the merger (other than by the executive officer's employer for justifiable cause or by such executive officer not for good reason (each as such terms are defined in the executive officers' employment agreement or option grant documents). Notwithstanding the aforesaid, all unvested share options held by Voltaire’s non-employee directors and 50% of the unvested share options held by our Chairman and CEO, Miron (Ronnie) Kenneth, will be subject to accelerated vesting upon the effective time of the merger in accordance with the terms of such share options and the merger agreement and the remaining unvested share options held by our Chairman and CEO will vest in four equal quarterly installments and will vest immediately in the event the employment of Mr. Kenneth is terminated within the such vesting period (other than by the employer for justifiable cause or by Mr. Kenneth not for good reason (each as such terms are defined in his employment agreement)).

Restricted Share Units (RSUs).  At the effective time of the merger, each RSU will be assumed by Mellanox and converted automatically into a Mellanox RSU with substantially identical terms and conditions. The number of Mellanox ordinary shares subject to each such RSU will be determined by multiplying the number of Voltaire ordinary shares subject to such award immediately prior to the effective time of the merger by the award exchange ratio (rounded down to the nearest whole share). The performance requirements with respect to the determination of the number of Voltaire ordinary shares subject to each such RSU which is a performance based RSU will be deemed to have been met with respect to each of our executive officers in the event that the effective time of the merger occurs prior to the date of determination by our compensation committee with respect to meeting of such performance requirement (which is expected to be the case, as the compensation committee’s determination must be based on the approved audited financials statements for the year 2010, which are not expected to be ready prior to the effective time of the merger). Each assumed RSU will continue to vest in accordance with its existing schedule and will vest immediately in the event the employment of any such executive officer is terminated within 12-month period following the merger (other than by the executive officer's employer for justifiable cause or by such executive officer not for good reason (each as such terms are defined in the executive’s employment agreement or grant documents)). Notwithstanding the foregoing, with respect to our Chairman and CEO, Miron (Ronnie) Kenneth, 50% of such unvested RSUs outstanding immediately prior to the effective time of the merger will vest immediately upon the effective time of the merger and the remaining unvested RSUs held by our Chairman and CEO will vest in four equal quarterly installments and will vest immediately in the event the employment of Mr. Kenneth is terminated within the such vesting period (other than by the employer for justifiable cause or by Mr. Kenneth not for good reason (each as such terms are defined in his employment agreement)).

Treatment of Awards Held by Persons and Entities Who Are Not Employees or Consultants and by Executive Officers Who Are Not Offered Continued Employment.  Notwithstanding the foregoing, each outstanding Voltaire share option and RSU that is held by a person who is not an employee of, or a consultant to, Voltaire or any subsidiary of Voltaire as of the effective time of the merger or by an executive officer who is not offered in good faith continued employment with Mellanox or a subsidiary of Mellanox will not be assumed by Mellanox and will, immediately prior to the effective time of the merger, be cancelled and extinguished and the vested portion thereof will automatically be converted into the right to receive an amount in cash determined by multiplying (x) the excess, if any, of the $8.75 per share merger consideration over the applicable per share exercise price of such cancelled option, by (y) the aggregate number of Voltaire ordinary shares that were issuable upon exercise the vested portion of such share option or RSU immediately prior to the effective time of the merger (after giving effect to full acceleration with respect to our directors, such executive officers and a certain non-profit organization who was granted a warrant by Voltaire).

Delisting and Deregistration of Voltaire’s Ordinary Shares

If the merger is completed, our ordinary shares will be delisted from and will no longer be traded on The NASDAQ Global Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

Procedures for Receiving the Merger Consideration

After the completion of the merger, the paying agent to be engaged for such purpose will provide instructions to each holder of record of ordinary shares of Voltaire that will explain how to surrender share certificates. Each shareholder will receive cash for his, her or its shares from the paying agent after complying with these instructions. If your ordinary shares are held in “street name” by your broker, you will receive instructions from your broker as to how to effect the surrender of the “street name” shares and receive cash for those shares. YOU SHOULD NOT FORWARD YOUR SHARE CERTIFICATES TO THE PAYING AGENT WITHOUT A LETTER OF TRANSMITTAL, AND YOU SHOULD NOT RETURN YOUR SHARE CERTIFICATES WITH THE ENCLOSED PROXY. See “The Merger Agreement — Payment Procedures.”

Material U.S. Federal and Israeli Income Tax Consequences

Tax matters are very complicated, and the tax consequences of the merger consideration being made in connection with the merger and the merger to you will depend on your particular situation. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the merger consideration and the merger to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the merger consideration and the merger.

Material U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the merger to U.S. Holders (as defined below). This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect.

This discussion is limited to Voltaire shareholders who hold their Voltaire ordinary shares as capital assets within the meaning of Section 1221 of the Code. No ruling has been or will be sought from the U.S. Internal Revenue Service (the “IRS”), and no opinion of counsel has been or will be rendered, as to the U.S. federal income tax consequences of the merger. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their individual circumstances or the U.S. federal income tax consequences to shareholders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, regulated investment companies, partnerships or other pass-through entities, insurance companies, dealers in securities or foreign currency, traders that have elected to mark-to-market treatment, tax-exempt organizations, certain former citizens or former long-term residents of the United States, persons subject to the alternative minimum tax, U.S. Holders who within the five year period prior to the merger have held (directly, indirectly or through attribution) 10% or more of the voting shares of Voltaire, persons who own Voltaire shares through a partnership or other pass-through entity, persons that hold Voltaire shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, persons who acquired their Voltaire shares upon the exercise of options or otherwise as consideration for services performed, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. This summary also does not discuss U.S. federal income tax consequences to holder of options or warrants to acquire Voltaire shares. In addition, this summary does not discuss any foreign, state, or local tax consequences, or any U.S. tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences.

As used herein, the term “U.S. Holder” means a beneficial owner of Voltaire ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (B) if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust.

If a partnership is a beneficial owner of Voltaire ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of Voltaire ordinary shares, and partners in such partnerships, are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the merger.

VOLTAIRE SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THEM AND THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

VOLTAIRE SHAREHOLDERS WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE NON-U.S. TAX CONSEQUENCES OF THE MERGER.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, VOLTAIRE SHAREHOLDERS ARE NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS PROXY STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY SHAREHOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF U.S. TREASURY DEPARTMENT CIRCULAR 230) OF THE MERGER OR MATTERS ADDRESSED HEREIN; AND (C) SHAREHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Sale of Voltaire Ordinary Shares

The receipt by a U.S. Holder of cash in exchange for Voltaire ordinary shares in connection with the merger will be a taxable transaction for U.S. federal income tax purposes. Generally, subject to the discussion below regarding the possible status of Voltaire as a passive foreign investment company, or PFIC (see “— Passive Foreign Investment Company” below), for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the merger and the aggregate adjusted tax basis of the Voltaire ordinary shares that it exchanges therefor. Gain or loss will be calculated separately for each block of Voltaire ordinary shares (i.e., shares acquired at the same cost in a single transaction) exchanged for cash in the merger. A U.S. Holder’s adjusted tax basis in its Voltaire ordinary shares generally will equal the purchase price that it paid for such shares.

Any gain or loss recognized by a U.S. Holder should be long-term capital gain or loss if the Voltaire ordinary shares surrendered were held for more than one year as of the effective date of the merger and should be short-term capital gain or loss if the Voltaire ordinary shares surrendered were held for one year or less as of the effective date of the merger. In the case of certain non-corporate U.S. Holders, long-term capital gains are generally subject to a maximum U.S. federal income tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for dispositions occurring during the taxable years beginning on or after January 1, 2011. Certain limitations apply to the use of capital losses.

Generally, gain from the sale of shares will be U.S.-sourced passive category income for purposes of the U.S. foreign tax credit calculation. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the sourcing rules, the foreign tax credit rules, and their eligibility for the benefits (if any) of the U.S.-Israel Tax Treaty in connection with such rules.

Passive Foreign Investment Company

The foregoing summary assumes that Voltaire is not and has never been a PFIC for U.S. federal income tax purposes. A non-U.S. corporation is classified as a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look through rules, either (i) at least 75 percent of its gross income is “passive income” or (ii) at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

Voltaire believes that it was not a PFIC for any taxable year prior to 2010. See Voltaire’s Annual Reports on Form 20-F for additional information on Voltaire’s PFIC status in prior years. In addition, because the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year, Voltaire cannot provide assurance that it will not be a PFIC in 2010. In general, if Voltaire were characterized as a PFIC for any taxable year through and including 2010, and during the U.S. Holder’s holding period of Voltaire ordinary shares, any gain recognized by the U.S. Holder in connection with the merger with respect to such shares would be treated as ordinary income, which would be taxed as if such gain had been realized ratably over the holding period of the shares. The amount allocated to the current taxable year and any year prior to the first year of the U.S. Holder’s holding period in which Voltaire was a PFIC would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for the applicable taxable year, and the U.S. Holder also would be liable for an additional tax equal to interest on the tax liability for such years.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF THE PFIC RULES TO THE RECEIPT OF CASH PURSUANT TO THE MERGER.

Backup Withholding

The payment of cash pursuant to the merger in exchange for Voltaire ordinary shares may be subject to information reporting and backup withholding, at applicable rates. Backup withholding will not apply, however, to a U.S. Holder who (i) furnishes a current taxpayer identification number and certifies that the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) is otherwise exempt from backup withholding. If a U.S. Holder does not provide its correct taxpayer identification number on IRS Form W-9 or a substantially similar form, such holder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided that such holder furnishes the required information to the IRS. The backup withholding tax rate is currently 28%, but this rate is currently scheduled to increase to 31% for taxable years beginning after December 31, 2010.

THE FOREGOING DISCUSSION IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO VOLTAIRE SHAREHOLDERS WILL DEPEND ON THEIR PARTICULAR SITUATION. VOLTAIRE SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS.

Material Israeli Tax Consequences

The following is a summary discussion of certain Israeli tax considerations in connection with the merger. The following summary is presented for general information purposes only and is based upon current Israeli tax law. No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Voltaire ordinary shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

Tax matters are very complicated, and the Israeli tax consequences of the merger to Voltaire shareholders will depend on their particular situation. You are encouraged to consult your own tax advisors regarding the specific Israeli tax consequences of the merger applicable to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the merger.

In general, under the Israeli Income Tax Ordinance (New Version) 1961, as amended (“Tax Ordinance”), the disposition of shares of an Israeli company is deemed to be a sale of a capital asset. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares of an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available under the Israeli tax rules or a treaty for the prevention of double taxation between Israel and the transferor’s country of residence provides otherwise.

Under the Tax Ordinance, the tax rate applicable to real capital gains (after adjustment for inflation) derived from the disposition of Voltaire ordinary shares in the merger is up to 20% for Israeli individuals who acquired the shares after January 1, 2003, unless such shareholder claims a deduction for certain financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such individual is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including together with others, at least 10% of any means of control in Voltaire, the tax rate will be up to 25%. Real capital gains derived by companies are generally taxed at a corporate tax rate (the corporate tax rate in Israel in 2010 is 25% and it is scheduled to be gradually reduced, as follows: 2011 – 24%; 2012 – 23%; 2013 – 22%; 2014 –  21%; 2015 – 20%; 2016 onwards – 18%). According to the Tax Ordinance, for shares acquired by an individual prior to January 1, 2003, the tax rates are higher and the above-mentioned tax rates of 20% or 25% will apply only to a proportionate part of the gain attributed to the holding period after January 1, 2003, on a linear basis. For the holding period prior to January 1, 2003, marginal tax rate as provided under the Tax Ordinance will generally apply. The foregoing tax rates will not apply to dealers in securities.

Under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (the “Treaty”), Israeli capital gains tax generally will not apply to the disposition of shares of an Israeli company by a U.S. Holder to which the Treaty applies (“U.S. Treaty Resident”) who holds the shares as a capital asset. However, such exemption will not apply if (i) the U.S. Treaty Resident has held, directly or indirectly, shares representing 10% or more of the voting power in Voltaire during any part of the 12-month period preceding the disposition, subject to specified conditions, or (ii) the capital gains from such disposition may be attributed to a permanent establishment of such U.S. Treaty Resident in Israel.

Israeli law generally exempts non-residents of Israel (who do not have a permanent establishment in Israel) from Israeli capital gains tax on the sale of shares traded on certain stock exchanges, such as The NASDAQ Global Market. However, Voltaire shareholders who acquired their shares prior to Voltaire’s initial public offering in 2007 and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the Treaty, may be subject to Israeli capital gains tax on the disposition of their Voltaire ordinary shares in the merger. Such shareholders should consult their own tax advisors regarding the tax consequences of the merger to them.

Mellanox and Voltaire have agreed to request certain pre-rulings from the Israeli Tax Authority (“ITA”), as follows:

•	The first request will seek to clarify that assumption by Mellanox of share options held by Voltaire employees and officers will not result in a taxable event for the share option holders. This request will also request to state that, with respect to share options eligible for preferential tax treatment under Section 102 of the Tax Ordinance, the requisite holding period for such options will be deemed to have begun at the time of the original grant of the option by Voltaire, and not at the time of their assumption by Mellanox. Where cash consideration is received, the request will also address the (where required) requisite holding period of cash consideration with the option plans’ trustees in order to preserve preferential tax treatment under Section 102 of the Tax Ordinance.
•	The second request will ask that the ITA either exempts Mellanox from any obligation to withhold Israeli tax at source or provides that no such obligation exists, or otherwise provides detailed instructions on how such withholding at source is to be executed in connection with the merger. In addition, the request will ask that non-Israeli shareholders holding shares subject to the stock register maintained by Voltaire’s U.S. transfer agent that are held through non-Israeli or Israeli brokers and which were purchased after July 26, 2007 (the date on which Voltaire listed its shares on NASDAQ) will be exempt from withholding to the extent that such shareholders will provide the paying agent with certain declarations regarding their residency and the date on which the shares were purchased. We cannot assure you that our requests will be accepted. Pursuant to the merger agreement, the paying agent and Mellanox are entitled to deduct and withhold from any consideration payable in the merger such amounts as may be required to be deducted or withheld therefrom under the Tax Ordinance, subject to providing the paying agent or Mellanox a certificate issued by the Israeli Tax Authority providing for a specific exemption or reduction with respect to Israeli tax withholding. In any case, if the deduction of Israeli income tax results in an overpayment of tax, a refund may be obtained by the shareholder’s filing an applicable request with the Israeli Tax Authority.

No assurance can be made that any of the requests made in the tax ruling request will be granted by the ITA.

Accounting Treatment of the Merger

In accordance with U.S. generally accepted accounting principles, Mellanox will account for the merger using the purchase method of accounting.

Regulatory Matters

In considering the various conditions that must be satisfied prior to the completion of the merger, Voltaire specifically considered the various regulatory filings and approvals that would be necessary to complete the merger, including receipt of the regulatory approvals referred to in “The Merger — Regulatory Matters.”

Israeli Investment Center.  The Investment Center, which is a part of Israel’s Ministry of Industry, Trade and Labor, provides various benefits to Israeli companies, including grants to finance capital investments and tax benefits ranging from reduced rates of corporate tax to a full tax exemption for a fixed period, depending on a number of factors. Voltaire expects to receive tax benefits from the Investment Center, subject to compliance with applicable conditions. Voltaire intends to apply to obtain the consent of the Investment Center to the change in ownership of Voltaire resulting from the merger.

Israeli Companies’ Registrar.  Each merging company is required to file with the Israeli Companies’ Registrar a merger proposal setting forth specified details with respect to the merger, within three days of calling a shareholders meeting to approve the merger. Voltaire and Merger Sub have filed the required merger proposal with the Israeli Companies’ Registrar.

After the shareholders vote, each of the merging companies must file a notice with the Israeli Companies’ Registrar regarding the decision of the shareholders.

Assuming that the shareholders of Voltaire and Merger Sub approve the merger agreement and the merger (and all the other conditions set forth in the merger agreement have been satisfied) and that all of the statutory procedures and requirements have been complied with, and so long as least 30 days have passed from the date of the meeting and at least 50 days have passed from the date of the filing of the merger proposal with the Israeli Companies’ Registrar, the merger will become effective upon the issuance of a certificate of merger following a request by Voltaire and Merger Sub, and upon request the Israeli Companies’ Registrar will be required to register the merger in the Israeli Companies’ register.

Israeli Tax Authorities.  The Israeli Tax Authorities provided Voltaire with a ruling under which Voltaire is entitled to various benefits under the Law for Encouragement of Capital Investments, 1959, including tax benefits ranging from reduced rates of corporate tax to a full tax exemption (on undistributed profits) for a fixed period, depending on a number of factors. Voltaire expects to receive tax benefits from the Israeli Tax Authorities, subject to compliance with applicable conditions. Voltaire intends to apply the Israeli Tax Authorities to obtain their consent to the change in ownership of Voltaire resulting from the merger.

Israeli Securities Authority.  Mellanox will be filing an application requesting that the Israeli Securities Authority confirm that there will be no prospectus requirement under Israeli law in connection with the assumption of restricted share units and of options to purchase Voltaire shares in the merger transaction.

Israeli Tax Rulings.  Mellanox and Voltaire have agreed to request certain rulings from the Israeli Tax Authority. See “The Merger — Material Israeli Tax Consequences”.

Notice to Creditors.  Pursuant to the Israeli Companies Law, a copy of the merger proposal must be sent to the secured creditors of each merging company within three days after the merger proposal was filed with the Israeli Companies’ Registrar. Non-secured creditors must be informed of the merger by publication in two daily newspapers in Israel on the day that the merger proposal is submitted to the Israeli Companies’ Registrar. Voltaire has notified its creditors of the merger in accordance with these requirements, to the extent applicable. Voltaire has also notified the Israeli Companies’ Registrar of the notices given to its creditors.

NASDAQ Global Market.  Because Voltaire’s ordinary shares are traded on The NASDAQ Global Market, Voltaire also published an announcement of the merger in a New York newspaper within three business days following the day on which the merger proposal was submitted to the Israeli Companies’ Registrar.

Other Antitrust Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) and related rules, certain transactions may not be completed unless certain waiting period requirements have been satisfied. Mellanox will have between 40 and 60 days prior to the closing date to determine whether the fair market value of the HSR reportable assets to be acquired in connection with the merger is not greater than $63.4 million. In the event that Mellanox determines that the fair market value of the HSR reportable assets is greater than $63.4 million, then Voltaire and Mellanox will prepare and file notifications under the HSR Act as promptly as practicable after Mellanox informs Voltaire of such determination.

THE MERGER AGREEMENT

This section describes material provisions of the merger agreement. Because the description of the merger agreement contained in this document is a summary, it does not contain all of the information that may be important to you and is qualified in its entirety by reference to the merger agreement. You should carefully read the entire copy of the merger agreement attached as Annex A to this document, which is incorporated into this document by reference, before you decide how to vote.

The Merger

Upon the terms and subject to the conditions of the merger agreement, and in accordance with Israeli law, at the effective time of the merger, Merger Sub will be merged with and into Voltaire and, as a result of the merger, the separate corporate existence of Merger Sub will cease and Voltaire will continue as the surviving corporation and become a wholly owned subsidiary of Mellanox.

The closing of the merger will occur no later than three business days after the later to occur of: (a) the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in the merger agreement and described under “Conditions to the Merger” below, (b) the 50th day after the delivery of a merger proposal to the Israeli Companies Registrar pursuant to the Israeli Companies Law, i.e., January 24, 2011, as the merger proposal was delivered to the Israeli Companies Registrar on December 5, 2010, and (c) the 30th day after the approval of the merger by the shareholders of the Company and Merger Sub. The merger will become effective upon the issuance by the Israeli Companies Registrar, after the closing, of a merger certificate in accordance with the Israeli Companies Law.

Mellanox and Voltaire are working to complete the merger in the first quarter of 2011. However, the parties cannot predict the exact timing of the completion of the merger or whether the merger will be completed at a later time as agreed by the parties or at all.

The Merger Consideration and the Conversion of Share Capital

At the effective time of the merger, each Voltaire ordinary share outstanding will be deemed to have been transferred to Mellanox in exchange for the right to receive $8.75 in cash, without interest and less any applicable withholding taxes, other than Voltaire ordinary shares held in Voltaire’s treasury or held by Mellanox, Merger Sub, or any wholly owned subsidiary of Mellanox, which will remain outstanding and have no right to any merger consideration.

The price to be paid for each Voltaire ordinary share in the merger will be adjusted appropriately to reflect the effect of any change in the outstanding Voltaire ordinary shares by reason of any share split, division or subdivision of shares, share dividend, issuance of bonus shares, consolidation of shares, reverse share split, reclassification, recapitalization or other similar transaction with respect to Voltaire ordinary shares that occurs prior to the effective time of the merger.

Each option or restricted share unit of Voltaire (referred to as a Voltaire compensatory award) will be assumed by Mellanox or exchanged for the right to receive a cash payment as further described in “Employee Compensation and Benefits” below.

Each ordinary share of Merger Sub outstanding immediately prior to the effective time of the merger will be converted into one (1) ordinary share of the surviving corporation of the merger.

Payment Procedures

Within three (3) business days after the effective time of the merger, Mellanox must deposit, or cause to be deposited, with the paying agent for the merger the aggregate consideration to be paid to holders of Voltaire ordinary shares and Voltaire compensatory awards in the merger.

As soon as reasonably practicable after the effective time of the merger, the paying agent will mail a letter of transmittal to each person who was a record holder of Voltaire ordinary shares immediately prior to the effective time of the merger (which letter of transmittal will specify that delivery will be effected, and risk of loss and title will pass, only upon proper delivery of certificates evidencing Voltaire ordinary shares or non-certificated Voltaire ordinary shares represented by book-entry on the records of Voltaire (which we refer to as book-entry shares)) along with instructions for surrendering the certificates or book-entry shares in exchange for the merger consideration and for handling lost certificates. Upon payment of the merger consideration, each certificate or book-entry share surrendered will be cancelled. No interest will be accrued or paid on the cash payable upon the surrender of such certificate or book-entry share.

Shareholders’ Meeting

Voltaire has agreed to take all action necessary in accordance with applicable legal requirements to call, give notice of and hold a special general meeting of its shareholders, subject to notice requirements and the occurrence of certain events, as promptly as practicable, and in any event within 45 days after the date of the merger agreement, for the purpose of considering the adoption of the merger agreement. No later than 15 calendar days after the date of the merger agreement Voltaire must prepare and cause to be mailed to its shareholders a proxy statement and unless the Voltaire board of directors has effected a change in recommendation (as described below under “Voltaire Board Recommendation”), include in this proxy statement the Voltaire board of directors’ recommendation that holders of Voltaire ordinary shares vote in favor of the merger. Voltaire is required to use its commercially reasonable efforts to obtain the required vote of the shareholders. Voltaire must not postpone or adjourn the special general meeting without the prior written consent of Mellanox. Voltaire has agreed to ensure that all proxies solicited in connection with the special general meeting are solicited in compliance with all applicable legal requirements.

Without limiting the generality of the foregoing, Voltaire has agreed that its obligations pursuant to the merger agreement will not be affected by the commencement, disclosure, announcement or submission of any acquisition proposal, unless Voltaire terminates the merger agreement in accordance with its terms and no legal proceeding to dispute such termination has been commenced by Mellanox in good faith and is then pending. Unless the merger agreement is terminated in accordance with its terms and no legal proceeding to dispute such termination has been commenced by Mellanox in good faith and is then pending, Voltaire has agreed that it will not submit to the vote of its shareholders any acquisition proposal (whether or not a superior proposal).

Representations and Warranties

The merger agreement contains representations and warranties made by Voltaire to Mellanox and Merger Sub and representations and warranties made by Mellanox and Merger Sub to Voltaire. The statements set forth in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. Further, these representations and warranties have been qualified by certain confidential disclosures that Voltaire made to Mellanox and Merger Sub in connection with the negotiation of the merger agreement, which confidential disclosures are not reflected in the merger agreement. Furthermore, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect qualifiers different from those generally applicable to public disclosures to shareholders. The representations and warranties were used for the purpose of allocating risk between the parties to the merger agreement rather than establishing matters of fact and should not be relied upon as statements of factual information. The representations and warranties made by Voltaire in the merger agreement and the description of them in this proxy statement should be read in conjunction with the other information contained in the reports, statements and filings Voltaire publicly files with the SEC.

In the merger agreement, Voltaire made representations and warranties to Mellanox and Merger Sub with respect to, among other things:

•	corporate matters of Voltaire and its subsidiaries;
•	organizational documents of Voltaire and its subsidiaries;
•	the capitalization of Voltaire and its subsidiaries;
•	authorization and enforceability with respect to the merger agreement;
•	the existence, if any, of conflicts with Voltaire’s or its subsidiaries’ governing documents, applicable laws or certain agreements as a result of entering into the merger agreement and the consummation of the merger;

•	compliance with laws and permits;
•	its SEC filings since July 25, 2007, including the financial statements contained therein, and compliance with securities and other laws;
•	the existence of undisclosed material liabilities, if any;
•	the conduct of its business and the existence of certain changes, if any, since December 31, 2009;
•	the existence of certain litigation, if any;
•	matters related to Voltaire’s employee benefit plans and certain labor and employment matters;
•	title to its tangible property;
•	the collectability of accounts receivables;
•	its top customers and suppliers;
•	title to real property, and the existence of encumbrances and leases of real property, if any;
•	intellectual property matters;
•	tax matters;
•	environmental matters;
•	matters with respect to Voltaire’s material contracts;
•	insurance matters;
•	brokers’ fees and expenses;
•	information relating to grants by Israeli governmental bodies;
•	the information supplied by Voltaire in this proxy statement;
•	the existence, if any, of contracts and orders restricting the business of Voltaire and its subsidiaries;
•	anti-corruption and export law matters;
•	affiliate transactions and potential conflicts of interest;
•	any discussions with third parties relating to an acquisition proposal during the duration of the exclusivity period agreed to with Mellanox;
•	the vote of the Voltaire shareholders required to approve the merger;
•	receipt by the Voltaire board of directors of a fairness opinion from BofA Merrill Lynch;
•	information on the fees and commissions payable by Voltaire to its financial advisor and a reasonable estimate of transaction fees and expenses expected to be incurred by Voltaire through the closing of the merger; and
•	no ownership of Mellanox shares by Voltaire or any of its subsidiaries.

Many of the representations and warranties in the merger agreement made by Voltaire are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would, as the case may be, be material or have a material adverse effect). For purposes of the merger agreement, an event, violation, inaccuracy, circumstance or other matter, or series of related events, violations, inaccuracies, circumstances or other matters, will be deemed to have a “material adverse effect” on Voltaire and its subsidiaries if such event, violation, inaccuracy, circumstance or other matter, or related series thereof, (considered together with all other matters that, disregarding all “material adverse effect” and other materiality qualifications and similar qualifications in Voltaire’s representations and warranties, constitute exceptions to the representations and warranties of Voltaire set forth in the merger agreement) (i) had or would reasonably be expected to have a material adverse effect on the business, financial condition, operations or financial performance of Voltaire and its subsidiaries, taken as a whole or (ii) would prevent or materially impair, alter or delay the ability of Voltaire to consummate the merger or to perform any of its material obligations under the merger agreement.

For purposes of clause (i) above, in determining whether a “Material Adverse Effect” has occurred or may or would occur, the following will not be considered:

(A)	conditions, or changes after the date of the merger agreement in such conditions, in the economy, securities markets, credit markets, currency markets or other financial markets in the United States or in Israel,
(B)	political conditions, or changes after the date of the merger agreement in such conditions, in the United States or Israel; or acts of war, sabotage or terrorism, including any escalation or general worsening of any such acts of war, sabotage or terrorism, in the United States or Israel, other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any material facility or property of Voltaire and its subsidiaries,
(C)	acts of God or natural disasters in the United States or Israel, other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any material facility or property of Voltaire and its subsidiaries;
(D)	(1) the termination or potential termination of, or the failure or potential failure to renew or enter into, contracts with actual or potential customers, suppliers, distributors, resellers, licensors or other business partners, or (2) any legal proceeding made or brought by any of the current or former shareholders of Voltaire, on their own behalf or on behalf of Voltaire, against Voltaire or any of its directors or officers, in each of clauses (1) and (2) to the extent directly resulting from the announcement or pendency of the merger agreement;
(E)	the taking of any action specifically required by the merger agreement, or the failure to take any action to which Mellanox has approved or consented in writing or otherwise requested in writing;
(F)	the failure to take any action specifically prohibited by the negative operating covenants in the merger agreement for which Voltaire has sought Mellanox’s approval or consent and Mellanox has denied in writing such approval or consent;
(G)	changes after the date of the merger agreement in U.S. generally accepted accounting principals or other accounting standards, or the interpretation thereof; or
(H)	any failure by Voltaire to meet any analysts’ estimates or projections of Voltaire’s revenue, earnings or other financial performance or results of operations, or any failure by Voltaire to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such failures unless such underlying cause would otherwise be excepted above);

provided, however, that the exceptions set forth in clauses (A), (B), (C) and (G) of the foregoing may be taken into account for purposes of determining whether a “Material Adverse Effect” has occurred or may or would occur to the extent that Voltaire and its subsidiaries are disproportionately affected thereby relative to other companies in the same industries and geographies in which Voltaire and its subsidiaries operate.

In the merger agreement, Mellanox and Merger Sub made customary representations and warranties to Voltaire with respect to, among other things:

•	corporate matters with respect to Mellanox and Merger Sub;
•	authorization and enforceability with respect to the merger agreement;
•	the existence, if any, of conflicts with Mellanox’s or Merger Sub’s governing documents, applicable laws or certain agreements as a result of entering into the merger agreement and the consummation of the merger;
•	the sufficiency of funds to pay the merger consideration and lack of any condition regarding Mellanox or Merger Sub obtaining funds to consummate the merger;

•	the information supplied by Mellanox and Merger Sub in this proxy statement;
•	the existence of certain litigation, if any;
•	the ownership and liabilities of Merger Sub;
•	the absence of any required vote of holders of shares of Mellanox to consummate the merger;
•	brokers’ fees and expenses; and
•	a fair market value determination by the Mellanox board of directors of the reportable assets under U.S. antitrust laws.

The representations and warranties of either party contained in the merger agreement will not survive the effective time of the merger.

Covenants Regarding Conduct of Business by Voltaire Pending the Merger

During the period from the date of the merger agreement through the earlier of the effective time of the merger and the termination of the merger agreement in accordance with its terms (referred to as the “pre-closing period”), except as (i) set forth in a confidential disclosure made by Voltaire to Mellanox (which is not set forth in the merger agreement), (ii) contemplated or permitted by the merger agreement or required by applicable legal requirements, (iii) approved in writing by Mellanox through one of two designated members of senior management (which approval will not be unreasonably withheld), or (iv) required by the terms of any contract (a copy of which has been made available to Mellanox), Voltaire must, and must cause each of its subsidiaries to, conduct its business and operations in the ordinary course and in accordance with past practices, use its commercially reasonable efforts to ensure that Voltaire and each of its subsidiaries (1) preserves intact its current business organization, (2) keeps available the services of its current officers and key employees and (3) maintains its current relations consistent with prior business practices with material suppliers, customers, landlords, creditors, licensors, licensees, and other persons having contractual or other business relationships with Voltaire or its subsidiaries, collect its receivables in the same manner and on the same terms as such receivables have historically been collected, and maintain its status as a “foreign private issuer” under U.S. securities laws.

Voltaire has also agreed to provide Mellanox with material operating and financial reports prepared by Voltaire for Voltaire’s senior management, including if any (1) copies of the unaudited monthly consolidated balance sheets and the related unaudited monthly consolidated statements of operations, statements of shareholders’ equity and statements of cash flows, (2) copies of any sales forecasts, marketing plans, development plans, write-off reports, hiring reports and capital expenditure reports, and (3) to the extent not otherwise publicly available on the SEC website, copies of the audited annual consolidated financial statements of Voltaire and its consolidated subsidiaries.

In addition, during the pre-closing period, except as (v) set forth in a confidential disclosure made by Voltaire to Mellanox (which is not set forth in the merger agreement), (x) contemplated or permitted by the merger agreement or required by applicable legal requirements, (y) approved in writing by Mellanox through one of two designated members of senior management, or (z) required by the terms of any contract which has been made available to Mellanox, Voltaire must not, without the prior written consent of Mellanox, and will not permit any of its subsidiaries to:

(i)  declare or pay any dividend or make any other distribution in respect of any shares or other securities, or repurchase, redeem or otherwise reacquire any shares or other securities, except for Voltaire shares repurchased, redeemed or otherwise acquired from current or former employees or consultants of Voltaire or its subsidiaries pursuant to the exercise of repurchase rights or in connection with tax withholdings and exercise price settlements upon exercise of Voltaire options or settlement of Voltaire restricted share units consistent with past practices;

(ii)  sell or issue any shares or other securities, any option, call, warrant or right to acquire any shares or other securities, or any instrument convertible into or exchangeable for any shares or other securities, except that Voltaire may issue its shares upon the valid exercise of Voltaire options, or the vesting of Voltaire restricted share units, outstanding as of the date of merger agreement and may grant

Voltaire compensatory awards to employees hired on or after the date of the merger agreement consistent with past practices and in accordance with the limitations of clause (xiv) below;

(iii)  file, amend or supplement any registration statement;

(iv)  amend or waive any of its rights under, or accelerate the vesting under, any Voltaire share plans or other incentive plans, any agreement evidencing any outstanding share option, restricted share or restricted share unit, or otherwise modify any of the terms of any outstanding option, restricted share unit, warrant or other security or any related contract;

(v)  amend or permit the adoption of any amendment to its memorandum of association or articles of association or other charter or organizational documents, or effect or become a party to any merger, consolidation, amalgamation, arrangement, share exchange, business combination, recapitalization, reclassification of shares, share split, division or subdivision of shares, share dividend, issuance of bonus shares, reverse share split, consolidation of shares or similar transaction;

(vi)  form any subsidiary or acquire any equity interest or other interest in any other entity;

(vii)  transfer any assets to any subsidiary, other than in the ordinary course of business;

(viii)  make any capital expenditure in excess of US$75,000 individually or US$750,000 in the aggregate;

(ix)  enter into or become bound by any material contract or encumbrance, or amend or terminate, or waive or exercise any material right or remedy under, any material contract, other than in the ordinary course of business;

(x)  acquire, lease or license any right or other asset or sell, transfer, pledge or otherwise dispose of, or lease or license, any right or other asset or abandon, waive or relinquish any material right, except in the ordinary course of business;

(xi)  other than in the ordinary course of business consistent with past practices or in accordance with existing accounting policies, write down the value of any of its inventory, write off any receivables or otherwise revalue any of its assets;

(xii)  lend money to any person, or incur or guarantee any indebtedness for borrowed money, other than any affiliate or in the ordinary course of business;

(xiii)  establish, adopt or amend in any material respect any benefit plan or any plan, policy, arrangement or agreement that would be a benefit plan if in effect as of the date of the merger agreement, forgive any loans to any of its directors, officers or employees, or pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or any other compensation or remuneration payable to, any of its directors, officers, employees or consultants;

(xiv)  hire any employee other than an employee who is not an officer to replace an employee who is not an officer;

(xv)  terminate any certain identified key employees;

(xvi)  except as required pursuant to an benefit plan or applicable legal requirement, make any severance or termination payment to any officer or other employee;

(xvii)  change any of its pricing policies, product return policies, product maintenance or support polices, service policies, product modification or upgrade policies, or personnel policies;

(xviii)  change any of its methods of accounting or accounting practices in any respect, except as required by applicable legal requirements;

(xix)  commence any legal proceeding, other than for collections in the ordinary course of business;

(xx)  settle any legal proceeding having an amount at issue of more than US$250,000;

(xxi)  enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices;

(xxii)  call or convene any general or special general meeting of the Voltaire shareholders, other than the special general shareholder meeting contemplated by the merger agreement; or

(xxiii)  offer, agree or commit to any of the actions described above.

No Solicitations

Voltaire has agreed that it will not, and will cause its subsidiaries not to, and will not authorize or permit its and its subsidiaries’ respective directors, officers, employees, agents, attorneys, accountants and advisors on its behalf (which are referred to collectively as “representatives”) to, directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any acquisition proposal;
•	participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any acquisition proposal;
•	engage in discussions or negotiations with any person with respect to any acquisition proposal, except to notify such person as to the existence of the non-solicitation provisions;
•	approve, adopt, endorse or recommend to its shareholders or any other person any acquisition proposal; or
•	enter into any letter of intent or similar document or any agreement, commitment or understanding providing for or contemplating any acquisition proposal or a transaction contemplated thereby.

Voltaire also agreed to, and to cause each of its subsidiaries to and instruct each of their respective representatives to, terminate immediately any and all discussions or negotiations with any person that may be ongoing with respect to, or that would reasonably be expected to lead to, any acquisition proposal and demand and request its affiliates to demand the prompt return or destruction of all confidential information provided to any such person or its representatives prior to the date of the merger agreement.

Notwithstanding the restrictions described above, in response to a bona fide unsolicited written acquisition proposal after the date of the merger agreement and prior to the special general meeting, which the board of directors has concluded in good faith, after consultation with outside legal counsel, and after taking into account the legal, financial, fiduciary and other aspects of such unsolicited bona fide written acquisition proposal, (y) constitutes or is reasonably likely to constitute a superior proposal and (z) that the failure to take some or all of the actions set forth in clause (i) or clause (ii) below with respect to such acquisition proposal would constitute a breach of its fiduciary obligations to Voltaire’s shareholders under applicable legal requirements (which for this purpose will be deemed to consist of Israeli legal requirements and, in addition, in order to determine the appropriate standards that would apply to such fiduciary obligations, Voltaire’s board of directors may also consider and act on the basis of Delaware legal requirements), Voltaire must promptly, but in any event in less than one (1) day following the date of such conclusion (but in any event at least one (1) business day prior to taking the actions set forth in (i) and (ii) below), provide to Mellanox written notice that will state expressly (A) that it has received an acquisition proposal which constitutes or is reasonably expected to lead to a superior proposal, (B) that Voltaire’s board of directors has made the conclusions set forth in clause (z) above, and (C) the identity of the party making such acquisition proposal and the material terms and conditions of the acquisition proposal and may then:

(i)  furnish nonpublic information that could reasonably be expected to lead to an acquisition proposal to the third party making such acquisition proposal, provided, that (y) prior to so furnishing, Voltaire receives from the third party an executed confidentiality agreement containing confidentiality provisions no more favorable to the third party than the confidentiality provisions under the non-disclosure agreement with Mellanox, and (z) subject to applicable antitrust laws and regulations relating to the exchange of information, promptly following furnishing any such nonpublic information to such third party, Voltaire furnishes a copy of such nonpublic information to Mellanox under the merger agreement (to the extent such nonpublic information has not been previously so furnished), and

(ii)  engage in discussions and/or negotiations with the third party with respect to the acquisition proposal.

The merger agreement requires Voltaire to promptly (and in any event within 24 hours) after receipt of any acquisition proposal advise Mellanox in writing of the receipt of any acquisition proposal (including any request for information or other inquiry in connection with or which would reasonably be expected to lead to any acquisition proposal). This notice must include the material terms and conditions of the acquisition proposal, the identity of the third party and must attach a copy of any written acquisition proposal. Voltaire must promptly keep Mellanox informed in all material respects of the status and details (including any material change or proposed material change to the terms thereof) of any acquisition proposal.

For purposes of this summary:

“Acquisition proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal or indication of interest by Mellanox or Merger Sub and their affiliates or other persons acting in concert with Mellanox or Merger Sub) for or otherwise relating to any transaction or series of transactions involving:

(i)  any merger, consolidation, business combination or similar transaction involving Voltaire pursuant to which either its shareholders immediately prior to such transaction would own less than 85% of any class of equity securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof),

(ii)  any sale or other disposition of assets of Voltaire and its subsidiaries representing 15% or more of the consolidated assets of Voltaire and its subsidiaries, in a single transaction or a series of related transactions,

(iii)  any issuance, sale or other disposition of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) in each case by Voltaire to any person or group representing 15% or more of the voting power of Voltaire, or

(iv) any transaction in which any person will acquire beneficial ownership of, or the right to acquire beneficial ownership of, or any group will have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding voting share capital of Voltaire.

“Superior proposal” means any bona fide written offer or proposal (on its most recently amended or modified terms, if amended or modified) made by a person other than Mellanox or Merger Sub or any person acting in concert with Mellanox or Merger Sub that (i) (A) provides for any merger, consolidation, business combination or similar transaction, or tender offer or exchange offer, in each case, involving Voltaire pursuant to which its shareholders immediately prior to such transaction would own less than 50% of the voting power of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof), or (B) provides for any sale or other disposition directly or indirectly of assets of Voltaire and its subsidiaries representing 50% or more of the consolidated assets of Voltaire and its subsidiaries, and (ii) is on terms which Voltaire’s board of directors in good faith concludes (after consultation with a financial advisor of U.S. nationally recognized reputation and outside legal counsel) are more favorable from a financial point of view to Voltaire’s shareholders (in their capacities as shareholders) than the transactions contemplated by the merger agreement, including any revisions thereto and after taking into account any termination fees or expense reimbursement obligations and likelihood and timing of consummation, and (iii) is, in the good faith judgment of Voltaire, reasonably likely to be financed and completed.

Voltaire Board Recommendation

Subject to the provisions described below, the Voltaire board of directors agreed to unanimously recommend that Voltaire’s shareholders vote in favor of the adoption of the merger agreement (which is referred to as the Voltaire board recommendation) and Voltaire has agreed to include the Voltaire board recommendation in this proxy statement. Subject to the provisions described below, the merger agreement provides that the Voltaire board recommendation will not be withdrawn or modified in any manner adverse to Mellanox.

Notwithstanding these restrictions, at any time before the occurrence of the special general meeting, the Voltaire board of directors may, in response to a bona fide unsolicited written acquisition proposal by a third party that the Voltaire board of directors determines constitutes a superior proposal, withhold or withdraw the Voltaire board recommendation or approve, endorse or recommend the superior proposal to the Voltaire shareholders (referred to as a change of recommendation), but only if:

•	the Voltaire board of directors determines in good faith (based on advice of outside legal counsel and after taking into account the legal, financial, fiduciary and other aspects of such acquisition proposal) that in light of the receipt of the superior proposal, the failure of the Voltaire board of directors to make such change in recommendation would constitute a breach of the board’s fiduciary duties to Voltaire’s shareholders under applicable legal requirements (which for this purpose will be deemed to consist of Israeli legal requirements and, in addition, in order to determine the appropriate standards that would apply to such fiduciary obligations, Voltaire’s board of directors may also consider and act on the basis of Delaware legal requirements);
•	Voltaire’s board of directors provides Mellanox five (5) business days’ prior written notice that it intends to make a change of recommendation, which notice includes reasonable details of the superior proposal and the manner in which it intends to effect the change of recommendation;
•	during such five (5) business day period, if requested by Mellanox, engage in good faith negotiations with Mellanox to revise the merger agreement with the goal that the acquisition proposal that constituted a superior proposal is no longer a superior proposal; provided the parties agreed that any amendment to the financial or any other material term of such superior proposal by a third party requires Voltaire to provide Mellanox with a new five (5) business day period to negotiate with Voltaire;
•	after such five (5) business day period, the Voltaire board of directors concludes in good faith that the acquisition proposal continues to be a superior proposal (after complying with the above obligations).

Notwithstanding the provisions described above, the merger agreement does not prohibit Voltaire or the Voltaire board of directors from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement required under Rule 14d-9 under the Exchange Act and (ii) making any disclosure to its shareholders that the Voltaire board of directors has determined in good faith (after consultation with its outside legal counsel) is required under applicable legal requirements (which for this purpose will be deemed to consist of Israeli legal requirements and, in addition, in order to determine the appropriate standards that would apply to such fiduciary obligations, the Voltaire board of directors may also consider and act on the basis of Delaware legal requirements) and all applicable rules and regulations of the SEC.

Employee Compensation and Benefits

At the effective time of the merger, each Voltaire compensatory award outstanding will be assumed by Mellanox and converted into an option, restricted share unit award or other equity-based award, as the case may be, denominated in Mellanox ordinary shares and which has other terms and conditions substantially identical to those of the related Voltaire compensatory award, except that (i) the number of Mellanox ordinary shares subject to each such award will be determined by multiplying the number of Voltaire shares subject to such Voltaire compensatory award by a fraction (referred to as the exchange ratio), the numerator of which is $8.75 and the denominator of which is the average closing price of the Mellanox ordinary shares on NASDAQ over the five (5) trading days immediately preceding (but not including) the effective date of the merger (rounded down to the nearest whole share), and (ii) if applicable, the exercise or purchase price per Mellanox ordinary share (rounded upwards to the nearest whole cent) will be (x) the per share exercise or purchase price per Voltaire ordinary share otherwise purchasable pursuant to such Voltaire compensatory award divided by (y) the exchange ratio, provided that in no case will the exchange of a Voltaire option not be in compliance with the applicable adjustment requirements of the US Internal Revenue Code. Nothing will restrict any holder of a Voltaire compensatory award from exercising any vested portion thereof into Voltaire ordinary shares (including by way of cashless exercise if allowed by Voltaire), at any time prior to the effective time of the merger.

Each Voltaire compensatory award that is held by a person who is not an employee of, or a consultant to, Voltaire as of the effective time of the merger (referred to as a “cashed out compensatory awards”) will not be assumed by Mellanox and will be cancelled and the vested portion (and, in the case of non-employee members of the Voltaire board of directors, the unvested portion to the extent such unvested portion will automatically vest on the closing date of the merger pursuant to the underlying grant agreement or any other benefit plan) will be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of Voltaire ordinary shares that were issuable upon exercise or settlement of the vested portion (and, in the case of non-employee members of the Voltaire board of directors, the unvested portion to the extent such unvested portion will automatically vest on the closing date pursuant to the underlying grant agreement or any other benefit plan) of such cashed out compensatory award (after giving effect to any acceleration provided under the terms of the applicable Voltaire share plan under which the Voltaire compensatory award was granted, the applicable award agreement and any other benefit plan disclosed to Mellanox) and (ii) $8.75, less any per share exercise price or purchase price of such cashed out compensatory award. The foregoing treatment of Voltaire compensatory awards held by non-employee members of Voltaire’s board of directors will apply also to Voltaire compensatory awards held by executive officers who are not offered in good faith continued employment with Mellanox or a subsidiary of Mellanox and the vesting of outstanding Voltaire compensatory awards held by such executive officers will be deemed accelerated for such purpose. Voltaire will take such action as may be reasonably necessary to provide that no holder of a Voltaire compensatory award or any participant in any Voltaire share plan, or other benefit plan or arrangement of Voltaire or under any employment agreement will have any right to acquire any Voltaire ordinary shares or interest therein or any other interest in the equity of Voltaire or any of its subsidiaries after the effective time of the merger.

As soon as reasonably practicable and in any event prior to the effective time of the merger, the Voltaire board of directors will adopt such resolutions that are necessary for the assumption and conversion of the Voltaire compensatory awards as provided above.

As soon as reasonably practicable after the execution of the merger agreement, Voltaire must instruct its Israeli counsel, advisors and accountants, in coordination with Mellanox, to prepare and file with the Israeli tax authority an application for a ruling (referred to as the Israeli option tax ruling) in relation to the assumption by Mellanox of Voltaire compensatory awards granted to Israeli employees, service providers and officers of Voltaire which will provide, among other things that (i) the assumption of Voltaire compensatory awards will not result in a taxable event with respect to such Voltaire compensatory awards pursuant to Section 3(i) or Section 102 of the Israeli Tax Ordinance (referred to as Section 102), and with respect to such Voltaire compensatory awards subject to Section 102 that tax continuity will apply including with regard to the requisite holding period which will be deemed to have begun at the time of the grant of Voltaire compensatory awards and with regard to the classification of the gain, (ii) the payments made in respect to Voltaire ordinary shares issued upon exercise or vesting of Voltaire compensatory awards granted under the capital gains route of Section 102 and held by the trustee who is holding or controlling such shares pursuant to the provisions of Section 102, will not violate Section 102 if deposited with such trustee and released only after the lapse of the minimum trust period required by Section 102, and (iii) Mellanox and anyone acting on its behalf will be exempt from withholding tax in relation to any payments made to the trustee. If the Israeli option tax ruling is not granted prior to closing of the merger, Voltaire will seek to receive prior to the closing of the merger an interim tax ruling (referred to as the interim option ruling) confirming that Mellanox and anyone acting on its behalf will be exempt from Israeli withholding tax in relation to any payments made to the trustee. The final text of the Israeli option tax ruling or the interim option ruling will be subject to the prior written confirmation of Mellanox, which consent will not unreasonably be withheld, conditioned or delayed. If the Israeli option tax ruling has not been received by the closing of the merger, then Mellanox may delay the assumption of Voltaire compensatory awards held by Israeli residents until receipt of either the Israeli option tax ruling or a separate confirmation from the Israeli tax authority that such assumption will not constitute a tax event in Israel. In the event that the Israeli option tax ruling has not been received within 180 days of the closing of the merger, and unless otherwise instructed by the Israeli tax authority, Mellanox will assume the Voltaire compensatory awards as provided above and withhold any amount that may be required under legal requirements.

Within ten business days after the effective time of the merger, Mellanox will file with the SEC a registration statement on Form S-8 with respect to the Mellanox ordinary shares issuable upon exercise or vesting of the Voltaire compensatory awards assumed by Mellanox and use its commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such assumed compensatory awards remain outstanding. No Mellanox ordinary shares in respect of any Voltaire compensatory awards will be issued until the Form S-8 has become effective.

Other Covenants and Agreements

Directors’ and Officers’ Indemnification and Insurance.  Mellanox will cause the surviving corporation to fulfill and honor the obligations of Voltaire pursuant to any indemnification agreements with any of its officers and directors, and any indemnification, exculpation or advancement of expenses provisions under the articles of association of Voltaire as in effect immediately prior to the date of the merger agreement. Mellanox will cause the articles of association of the surviving corporation to contain provisions with respect to indemnification and exemption that are at least as favorable as those contained in Voltaire’s articles of association as in effect on the date of the merger agreement, unless modification thereof is required by legal requirements.

For a period of seven (7) years from the effective time of the merger, Mellanox will or will cause the surviving corporation of the merger to maintain in effect, for the benefit of the persons who were directors and executive officers of Voltaire immediately prior to the effective time of the merger with respect to their acts or omissions occurring prior to the effective time, any existing policy of directors’ and officers’ liability insurance maintained by Voltaire for the benefit of such directors and executive officers as of the date of the merger agreement in the form or forms disclosed to Mellanox prior to the date of the merger agreement, provided that (i) the surviving corporation may substitute a policy or policies on comparably the same terms in the aggregate with respect to coverage and amount to those of the existing policy in effect on the date of the merger agreement, and (ii) the surviving corporation will not be required to pay annual premiums in excess of two hundred percent (200%) of the aggregate premium paid by Voltaire and its subsidiaries in the year ended December 31, 2009 for such coverage. In the event any future annual premiums exceed such cap, the surviving corporation may reduce the amount of coverage to the amount of coverage that can be obtained for a premium equal to such cap. Voltaire may prior to the effective time of the merger, and will at the request of Mellanox, purchase a “tail” directors’ and officers’ liability insurance policy, for a total premium in aggregate of no more than two hundred seventy-five percent (275%) of the aggregate premium paid by Voltaire and its subsidiaries in the year ended December 31, 2009, covering the same persons and providing the same terms with respect to coverage and amount as aforesaid until the seventh (7th) anniversary of the effective time of the merger.

If Mellanox or the surviving corporation consolidates with or merges into any other person or transfers all or substantially all of its properties and assets to any person, proper provisions will be made so that the successors and assigns of the surviving corporation assume all of the obligations of Mellanox and/or the surviving corporation set forth above.

Public Announcements.  Mellanox and Voltaire will consult with each other before issuing any press release or otherwise making any public statement with respect to the merger; provided that Voltaire will not, and will direct its representatives not to, make any disclosure regarding the merger or any of the other transactions contemplated by the merger agreement unless (a) Mellanox has approved such disclosure (such approval not to be unreasonably withheld or delayed), or (b) Voltaire will have been advised in writing by its outside legal counsel that such disclosure is required by applicable legal requirements.

Access to Information; Confidentiality.  During the pre-closing period, subject to certain exceptions described in the merger agreement, Voltaire has agreed to, and to cause its subsidiaries and its and their representatives, to, give representatives of Mellanox and Merger Sub reasonable access during normal working hours upon reasonable advance notice to Voltaire’s representatives, personnel and assets, and to (and copies

of) all existing books, records, tax returns, work papers and other documents and information relating to Voltaire and its subsidiaries as Mellanox may reasonably request. During the pre-closing period subject to certain exceptions described in the merger agreement, Mellanox has agreed to, and to cause its representatives to provide Voltaire and its representatives with reasonable access to Mellanox’s representatives, personnel and assets and to (and copies of) all existing books, records, tax returns, work papers and other documents and information relating to Mellanox as Voltaire may reasonably request.

In addition, Mellanox and Voltaire have agreed to remain bound by the confidentiality agreement executed by the parties prior to the execution of the merger agreement.

Notification of Certain Matters.  During the pre-closing period, promptly after Voltaire has knowledge of the occurrence of any event described in clauses (i) through (vi) below, Voltaire will notify Mellanox in writing of (i) any event, condition, fact or circumstance that occurred or existed on or prior to the date of the merger agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Voltaire in the merger agreement, (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of the merger agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Voltaire in the merger agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of the merger agreement, (iii) any material breach of any covenant or obligation of Voltaire, (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 7 or 8 impossible or unlikely or that has had or could reasonably be expected to have a material adverse effect on Voltaire and its subsidiaries, (v) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the merger or any of the other transactions contemplated by the merger agreement, or (vi) any legal proceeding commenced or threatened against, relating to or involving or otherwise affecting Voltaire or any of its subsidiaries that relates to the consummation of the merger or any of the other transactions contemplated by the merger agreement. Each party must notify the other of the commencement of any legal proceeding by or before any governmental body with respect to the merger, keep the other parties informed as to the status of any such legal proceeding, and inform the other parties of any communication to or from any governmental body regarding the merger or any of the other transactions contemplated by the merger agreement.

Voltaire has also agreed to make available to Mellanox any acquisition proposal received between January 1, 2010 and the date of the merger agreement.

Litigation.  Voltaire will give Mellanox, at its sole cost and expense, the opportunity to participate in the defense or settlement of any security holder litigation against Voltaire and/or its directors relating to the transactions contemplated in the merger agreement, and no settlement will be agreed to without Mellanox’s prior consent (such consent not to be unreasonably withheld or delayed).

Reasonable Efforts

Mellanox and Voltaire have each agreed to use its reasonable efforts to take all actions necessary to consummate the merger and make effective the other transactions contemplated by the merger agreement, including to obtain each consent (if any) required to be obtained (pursuant to any applicable legal requirement or contract, or otherwise) by it in connection with the merger or any of the other transactions contemplated by the merger agreement and to lift any restraint, injunction or other legal bar to the merger. Each of Mellanox and Voltaire will make all deliveries and filings (if any) and give all notices (if any) required to be made and given by such party in connection with the merger and the other transactions contemplated by the merger agreement.

Mellanox will not have any obligation under the merger agreement (i) to dispose or transfer or cause any of its subsidiaries to dispose of or transfer any assets, or to commit to cause any of Voltaire or its subsidiaries to dispose of any assets, (ii) to discontinue or cause any of its subsidiaries to discontinue offering any product or service, or to commit to cause any of Voltaire or its subsidiaries to discontinue offering any product or service, (iii) to license or otherwise make available, or cause any of its subsidiaries to license or otherwise make available, to any person, any technology or intellectual property right, or to commit to cause Voltaire or its subsidiaries to license or otherwise make available to any person any technology or intellectual property right, (iv) to hold separate or cause any of its subsidiaries to hold separate any assets or operations, or to commit to cause Voltaire or its subsidiaries to hold separate any assets or operations, (v) to make or cause any of its subsidiaries to make any commitment (to any governmental body or otherwise) regarding its future operations or the future operations of Voltaire or its subsidiaries, or (vi) to contest any legal proceeding relating to the merger if Mellanox determines in good faith that contesting such legal proceeding would not be advisable.

Conditions to the Merger

Conditions to Each Party’s Obligations.  The obligations of Mellanox and Merger Sub, on the one hand, and Voltaire, on the other hand, to consummate the merger are subject to the satisfaction of the following conditions:

•	Voltaire must have received the affirmative vote of the holders of a majority of the outstanding Voltaire ordinary shares represented and voted in the special general meeting (excluding abstentions) in favor of adoption of the merger agreement and in addition, the holders of a majority of the outstanding Voltaire ordinary shares represented and voted in the special general meeting (excluding abstentions and excluding any shares of Voltaire held by (a) Mellanox, Merger Sub or any other person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint 25% or more of the directors of Mellanox or Merger Sub; (b) a person or entity acting on behalf of Mellanox, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Mellanox, Merger Sub or any of the foregoing), will not have voted against such adoption;
•	no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger will have been issued by any court of competent jurisdiction and remain in effect, and there will not have been any legal requirement enacted or deemed applicable to the merger that makes consummation of the merger illegal;
•	no legal proceeding by a governmental body will have been instituted and pending challenging or seeking to restrain or prohibit the consummation of the merger; and
•	if a U.S. antitrust notification has been submitted in accordance with the merger agreement, the waiting period applicable to the consummation of the merger under U.S. antitrust laws will have expired or terminated and any consent required under any applicable Israeli antitrust law or regulation will have been obtained.

Conditions to Mellanox’s and Merger Sub’s Obligations.  The obligations of Mellanox and Merger Sub to consummate the merger are subject to the satisfaction of the following additional conditions:

•	the representations and warranties of Voltaire relating to capitalization set forth in the merger agreement must be true and correct in all respects on the date of the merger agreement and as of the closing date, except where the failure of such representations and warranties to be true and correct does not, directly or indirectly, result in additional costs to Mellanox or the surviving corporation of the merger in excess of $5 million in the aggregate;
•	the representations and warranties of Voltaire relating to authority, no discussions during exclusivity period, the Voltaire shareholder vote required, and estimate of transaction expenses, each as set forth in the merger agreement, to the extent not qualified by materiality or material adverse effect, must be true and correct in all material respects, and to the extent so qualified, must be true and correct in all respects, on the date of the merger agreement and as of the closing date;
•	the representations and warranties of Voltaire relating to certain intellectual property matters, to the extent not qualified by materiality or material adverse effect, will be true and correct in all material respects, and to the extent so qualified, will be true and correct in all respects, as of the date of the merger agreement and at and as of the closing date as though made on such date, except where the failure of such representations and warranties to be true and correct as of the date of the merger agreement or at and as of the closing date has not, individually or in the aggregate, materially impacted Voltaire’s ability to develop, support or commercialize its current products and services;

•	the other representations and warranties of Voltaire made in the merger agreement, without giving effect to any qualification as to materiality or material adverse effect set forth therein, must be true and correct on the date of the merger agreement and as of the closing date, except where the failure of such representations and warranties to be true and correct has not had, individually or in the aggregate, a material adverse effect on Voltaire and its subsidiaries;
•	Voltaire must have complied with or performed in all material respects all of its covenants, obligations and agreements under the merger agreement that are required to be complied with or performed by it prior to the closing of the merger;
•	no material adverse effect on Voltaire and its subsidiaries will have occurred since the date of the merger agreement and be continuing;
•	Mellanox must have received a certificate signed on behalf of Voltaire by its chief executive officer as to the satisfaction of certain of the conditions to the obligation of Mellanox and Merger Sub to consummate the merger;
•	Mellanox must have received written resignations of all executive officers and directors of Voltaire and its subsidiaries, or evidence of an action taken by the Voltaire board of directors to ensure that such individuals are no longer acting, as executive officers and directors as of the effective time of the merger;
•	not more than 33% of certain designated employees of Voltaire and its subsidiaries (which designated employees are not listed in the merger agreement) have terminated their employment with or tendered their resignation to Voltaire, with such resignation taking effect prior to the closing of the merger agreement;
•	the approval of the Israeli Investment Center to the change in ownership resulting from the merger agreement with respect to Voltaire’s approved enterprises and the approval of the Israeli tax authority to the change in ownership resulting from the merger agreement with respect to Voltaire’s benefited enterprise will have been obtained;
•	Voltaire, Inc. must have provided to Mellanox at the closing of the merger a certificate and notice to the IRS pursuant to U.S. Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h) in form and substance satisfactory to Mellanox; and
•	no legal proceeding by a governmental body will be pending that would be reasonably likely to have a material adverse effect on Voltaire and its subsidiaries or on Mellanox (a) seeking to prohibit or limit in any material respect Mellanox’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to any of the Voltaire ordinary shares of any of the shares of any of its subsidiaries or (b) which would materially and adversely affect the right of Mellanox, or any of Voltaire or its subsidiaries, to own the assets or operate the business of Voltaire and its subsidiaries.

Conditions to Voltaire’s Obligations.  The obligation of Voltaire to consummate the merger is subject to the satisfaction of the following additional conditions:

•	the representations and warranties of Mellanox and Merger Sub made in the merger agreement, to the extent not qualified by materiality, must be true and correct in all material respects, and to the extent so qualified, must be true and correct in all respects, on the date of the merger agreement and as of the closing date;
•	Mellanox and Merger Sub must have complied with or performed in all material respects all of their respective covenants and obligations under the merger agreement that are required to be complied with or performed on or prior to the closing date; and
•	Voltaire must have received a certificate signed on behalf of Mellanox by an authorized officer of Mellanox as to the satisfaction of the conditions described in the preceding two bullets.

Termination of the Merger Agreement

Voltaire and Mellanox may terminate the merger agreement by mutual written consent at any time before the consummation of the merger. In addition, with certain exceptions, either Mellanox or Voltaire may terminate the merger agreement before the consummation of the merger if:

•	the merger is not consummated by April 21, 2011 (which we refer to as the outside date); provided, however, that a party will not be permitted to terminate the merger agreement if the failure to consummate the merger by the outside date solely arises from or is directly attributable to a failure on the part of such party to perform any material obligation required to be performed by such party at or prior to the effective time of the merger;
•	if a court of competent jurisdiction or other governmental authority has issued a final and nonappealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the merger; or
•	if the Voltaire shareholders have not voted to approve the merger by the required shareholder vote at the special general meeting of the Voltaire shareholders actually held, provided that a party will not be permitted to terminate the merger agreement if the failure to obtain such shareholder approval solely arises from or is directly attributable to a failure on the part of the party seeking to terminate to perform any material obligation required to be performed by such party at or prior to the effective time of the merger.

Mellanox may also terminate the merger agreement if:

•	there is an inaccuracy in Voltaire’s representations in the merger agreement or Voltaire breaches its covenants in the merger agreement, in either case, such that the conditions set forth in the first five bullet points under “Conditions to the Merger — Conditions to Mellanox’s and Merger Sub’s Obligations” would not be satisfied, and Voltaire is not exercising commercially reasonable efforts to cure such inaccuracy or breach, if such inaccuracy or breach is curable;
•	a material adverse effect on Voltaire and its subsidiaries has occurred since the date of the merger agreement and, if curable, remained uncured after 45 days of knowledge of Voltaire of the occurrence of such material adverse effect;
•	prior to the approval of the merger by the Voltaire shareholders, (x) the Voltaire shareholders special general meeting will have been held and completed and the Voltaire shareholders have taken a final vote on the proposal to approve the merger, and (y) the merger will not have been approved at such meeting at any adjournment or postponement thereof by the required Voltaire shareholder vote and the required Voltaire shareholder vote would have been obtained but for a material breach of the voting or transfer restrictions of any of the voting and support agreements by any Voltaire director or shareholder party thereto;
•	prior to the approval of the merger by the Voltaire shareholders, a tender offer or exchange offer relating to 25% or more of the outstanding Voltaire ordinary shares will have been commenced and Voltaire will not have sent to its shareholders, within ten (10) business days after the commencement of such tender offer or exchange offer, a statement disclosing that Voltaire recommends rejection of such tender offer or exchange offer or an acquisition proposal (which for this purpose only, each reference to “85%” and “15%” appearing in the definition of an acquisition proposal, will be “75%” and “25%,” respectively) is publicly announced, and Voltaire fails to issue a press release announcing its opposition to such acquisition proposal within five (5) business days after such acquisition proposal is announced; or
•	prior to the approval of the merger by the Voltaire shareholders, Voltaire breaches its obligations under the non-solicitation and board recommendation provisions or the shareholder meeting provisions of the merger agreement, including that Voltaire fails to include in this proxy statement the Voltaire board’s recommendation that shareholders adopt the merger agreement.

Voltaire may also terminate the merger agreement:

•	if there is an inaccuracy in Mellanox’s or Merger Sub’s representations in the merger agreement or Mellanox or Merger Sub breaches its covenants in the merger agreement, in either case such that the conditions set forth in the first two bullet points under “The Merger Agreement — Conditions to the Merger — Conditions to Voltaire’s Obligations” would not be satisfied, and Mellanox has not used commercially reasonable efforts to cure such inaccuracy or breach, if curable; or
•	prior to receipt of approval of the adoption of the merger agreement by Voltaire’s shareholders, if the Voltaire board of directors effects a change in recommendation in accordance with the terms of the merger agreement in connection with its acceptance of a superior proposal; provided, that concurrently with such termination, Voltaire enters into an acquisition agreement relating to an acquisition transaction other than the transaction contemplated by the merger agreement and pays the termination fee described under “The Merger Agreement — Termination Fees and Expenses” below.

If the merger agreement is terminated as described above, it will become void and there will be no liability on the part of Mellanox, Merger Sub or Voltaire, except for certain provisions relating to termination effects, termination fees and expenses and general provisions. No termination of the merger agreement will relieve any party from liability for any fraud or intentional and knowing breach of its representation or warranties or covenants under the merger agreement.

Termination Fees and Expenses

Voltaire has agreed to pay Mellanox a termination fee of $8.7 million (less any amount previously paid for expenses as set forth below) in the event that the merger agreement is terminated:

•	by Mellanox or Voltaire in the event that shareholders have not voted to approve the merger by the required shareholder vote at the special general meeting of the Voltaire shareholders actually held and (x) at or prior to the time of the shareholder meeting an acquisition proposal has been publicly announced and not publicly withdrawn, and (y) Voltaire enters into a binding agreement to consummate, or consummates, an acquisition transaction in respect of such acquisition proposal within twelve (12) months after the date of such termination (which for this purpose only, each reference to “85%” and “15%” appearing in the definition of an acquisition proposal will be “50%”);
•	by Mellanox pursuant to any of the termination rights set forth in the sixth, seventh and eighth bullet points under “The Merger Agreement — Termination of the Merger Agreement” above; or
•	by Voltaire pursuant to the termination right set forth in the tenth bullet point under “The Merger Agreement — Termination of the Merger Agreement” above.

In addition, if the merger agreement is terminated by (i) Mellanox or Voltaire pursuant to the termination rights set forth in the third bullet point under “The Merger Agreement — Termination of the Merger Agreement” above, (ii) Mellanox pursuant to any of the termination rights set forth in the sixth, seventh or eighth bullet points under “The Merger Agreement — Termination of the Merger Agreement” above, (iii) Mellanox pursuant to the termination right set forth in the fourth bullet point under “The Merger Agreement — Termination of the Merger Agreement” above, or (iv) Voltaire pursuant to the termination right set forth in the tenth bullet point under “The Merger Agreement — Termination of the Merger Agreement” above, Voltaire has agreed to pay Mellanox an amount of $2.5 million, to compensate it for fees and expenses incurred by or on behalf of Mellanox in connection with the preparation and negotiation of the merger agreement and otherwise in connection with the merger.

In addition, each of Mellanox and Merger Sub acknowledged and agreed that the termination fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Mellanox and Merger Sub in the circumstances in which the termination fee is payable for the efforts and resources expended and opportunity foregone while negotiating the merger agreement and in reliance on the merger agreement and on the expectation of the consummation of the merger, which amount would otherwise be impossible to calculate with precision.

Except as expressly set forth in the merger agreement and described above, all costs and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring such expenses.

Amendment

The merger agreement may be amended with the approval of the respective boards of directors of Voltaire and Mellanox at any time; however, after any approval of the merger by the Voltaire shareholders, no amendment will be made which by law requires further approval of the Voltaire shareholders without the further approval of such shareholders.

Remedies

Each of Mellanox and Voltaire is entitled to seek an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement, in addition to any other remedy to which it is entitled at law or in equity.

Voting and Support Agreements

The following is a summary description of the voting and support agreement. The form of voting and support agreement is attached as Annex B to this document, which is hereby incorporated into this document by reference.

Our CEO and Chairman of the board, Miron (Ronnie) Kenneth, all of our other directors, Eric Benhamou, Thomas J. Gill, Dr. Yehoshua (Shuki) Gleitman, John C. Baker, Nechemia (Chemi) J. Peres, Yoram Oron, Yaffi Krindel and Rafi Maor, and other key shareholders, including BCF II Belgium Holding SPRL, Benhamou Global Ventures, LLC, Eric Benhamou 2009 Trust, Pitango Venture Capital Fund III and affiliated funds, Platinum Venture Capital L.P. and an affiliated fund, and Vertex Israel II (C.I.) Fund L.P. and affiliated funds, which collectively hold approximately 46% of the outstanding shares of Voltaire on the date of the merger agreement, have agreed to vote the subject Voltaire ordinary shares at the Voltaire special general meeting or, as applicable, execute written consents in respect thereof:

•	in favor of the adoption of the merger agreement and the approval of the merger and the other transactions contemplated by the merger agreement, including the merger consideration;
•	against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of Voltaire in the merger agreement;
•	except for the merger contemplated by the merger agreement, against approval of any acquisition proposal or merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of material assets of Voltaire or its subsidiaries;
•	against any agreement, amendment of the memorandum of association or articles of association of Voltaire or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay or postpone the consummation of the merger or the other transactions contemplated by the merger agreement; and
•	in favor of any adjournment or postponement of the special general meeting or other meeting recommended by Voltaire’s board of directors if there are not sufficient votes for adoption of the merger agreement and the approval of the merger on the date on which such meeting is initially held or scheduled.

The above-named shareholders and directors also agreed to grant to HFN Trust Company 2010 Ltd. a proxy to vote the subject Voltaire shares, or as applicable, to execute written consents with respect to the matters set forth in the voting and support agreement.

The above-named shareholders and directors have agreed that they will not:

•	solicit, initiate, or take an action intended to encourage or induce the making, submission or announcement of any acquisition proposal;

•	take any action intended to, directly or indirectly, encourage, or initiate or cooperate in, a shareholders’ vote or action by consent of Voltaire shareholders in opposition to or in competition with the consummation of the merger or the other transactions contemplated by the merger agreement; or
•	become a member of a group with respect to any voting securities of Voltaire for the purpose of opposing or competing with the consummation of the merger or the other transactions contemplated by the merger agreement.

The above-named shareholders and directors also agreed to certain restrictions on the transfer of their subject Voltaire shares.

The obligations of the above-named shareholders under their respective voting and support agreements will terminate if (a) the merger agreement is terminated, (b) by mutual written agreement of Mellanox, Merger Sub and the respective shareholder or director, or (c) any amendment, supplement or waiver to the merger agreement that would reduce the per share merger consideration or change the form of the merger consideration payable in the merger unless consented to in writing by such shareholder or director.

The foregoing restrictions should not be construed to prevent or otherwise affect any action taken by any such individual in his or her capacity as a director and/or officer of Voltaire or any of its subsidiaries or from fulfilling his or her obligations as an officer of Voltaire, including the performance of obligations required by the fiduciary duties of such individual acting solely in his or her capacity as an officer or director of Voltaire.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS
AND EXECUTIVE OFFICERS OF VOLTAIRE

The following table sets forth information regarding the beneficial ownership of Voltaire ordinary shares as of December 7, 2010 (unless otherwise noted), for:

•	each person who is known by us to beneficially own more than 5% of the outstanding shares of Voltaire ordinary shares; and
•	all of our directors and executive officers as a group.

Unless otherwise indicated, the address of each person named in the table below is c/o Voltaire, 13 Zarchin Street, Ra’anana 43662, Israel, and, to Voltaire’s knowledge, each beneficial owner named in the table has sole voting and sole investment power over the share indicated as owned by such person, subject to applicable community property laws. The percentages listed in the table for each of the directors and executive officers and all executive officers and directors as a group were calculated based on 21,435,795 ordinary shares of Voltaire outstanding on December 7, 2010. The amounts and percentage of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days.

As of December 7, 2010, there were 21,435,795 ordinary shares of Voltaire outstanding.

Name	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
BCF II Belgium Holdings SPRL(1)	4,270,522	19.9%
Pitango Venture Capital Group(2)	3,291,120	15.4%
Vertex Venture Capital Group(3)	1,242,082	5.8%
Diker Management, LLC(4)	2,085,081	9.7%
All directors and executive officers as a group	12,634,354	52.3%

(1)	Based on information provided by BCF II Belgium Holdings SPRL, consists of 4,270,522 shares owned by BCF II Belgium Holdings SPRL (“BCF”), a company organized under the laws of the Kingdom of Belgium, controlled by BCF II Lux I S.à.r.l. (“BCF Lux”), a company organized under the laws of the Grand Duchy of Luxembourg. BCF Lux is owned by Baker Communications Fund II (Cayman), L.P., which holds 99.92% of the equity and voting power of BCF Lux, and Baker Communications Fund II, L.P., which holds 0.08% of the equity and voting power of BCF Lux. Baker Capital Partners (Anguilla) II, LLC, in its capacity as the general partner of Baker Communications Fund II (Cayman), L.P., and Baker Capital Partners II, LLC, a Delaware limited liability company, in its capacity as the general partner of Baker Communications Fund II, L.P., have management rights over the shares held by Baker Communications Fund II (Cayman), L.P. and Baker Communications Fund II, L.P., respectively. As members of the Board of Managers of each of Baker Capital Partners (Anguilla) II, LLC and Baker Capital Partners II, LLC, each of John Baker and Henry Baker is vested with shared voting and investment power over the shares held by Baker Communications Fund II (Cayman), L.P. and Baker Communications Fund II, L.P. Messrs. John Baker and Henry Baker each disclaim any such beneficial ownership except to the extent of his pecuniary interest therein. Baker Capital Partners (Anguilla) II, LLC is an Anguillan limited liability company with its registered office at c/o Finsco Limited, P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies. The principal address of Baker Capital Partners II, LLC is 540 Madison Avenue, New York, NY 10022.
(2)	Based on information provided by Pitango, consists of 1,837,061 shares owned by Pitango Venture Capital Fund III (Israeli Sub) LP, 169,827 shares owned by Pitango Venture Capital Fund III (Israeli Sub) Non Q LP, 496,740 shares owned by Pitango Venture Capital Fund III (Israeli Investors) LP, 129,328 shares owned by Pitango Venture Capital Fund III Trusts 2000 Ltd., 64,664 shares owned by Pitango Principals Fund III (Israel) LP, 274,245 shares owned by Pitango Fund II Opportunity Annex

Fund L.P., 9,192 shares owned by Pitango Fund II Opportunity Annex Fund (ICA) LP, 83,232 shares owned by Pitango Fund II (Tax Exempt Investors) LLC, 48,962 shares owned by DS Polaris Trust Company (Foreign Residents) (1997) Ltd., 20,807 shares owned by Pitango Fund II, LP, 54,933 shares owned by Pitango Fund II, LLC, 3,166 shares owned by DS Polaris Ltd. and 98,963 shares owned by Pitango II Holdings LLC (collectively, the “Pitango Funds”). The Pitango Funds are managed, directly or indirectly, by the following individuals: Rami Kalish, Chemi J. Peres (our director), Aaron Mankovski, Isaac Hillel, Rami Beracha, Bruce Crocker and Zeev Binman, none of which has sole voting or investment power of such shares and each of which has shared voting and investment power of such shares (along with Isaac Shrem in the case of such shares held by Pitango Fund II Opportunity Annex Fund L.P., Pitango Fund II Opportunity Annex Fund (ICA) LP, Pitango Fund II (Tax-Exempt Investors) LLC, DS Polaris Trust Company (Foreign Residents) (1997) Ltd., Pitango Fund II, LP, Pitango Fund II, LLC and DS Polaris Ltd.). Each such individual disclaims any such beneficial ownership except to the extent of his pecuniary interest therein. The address of Pitango Venture Capital Group is 11 Hamenofim Street, Building B, Herzeliya 46725, Israel.
(3)	Based on information provided by Vertex, consists of 921,298 shares owned by Vertex Israel II (C.I.) Fund LP, 166,229 shares owned by Vertex Israel II (A) Fund LP, 25,484 shares owned by Vertex Israel II (B) Fund LP, 117,608 shares owned by Vertex Israel II Discount Fund LP and 11,463 shares owned by Vertex Israel II (C.I.) Executive Fund LP. Our director, Yoram Oron is a managing partner of Vertex Israel II Management Ltd., the General Partner of these funds, and has shared voting and investment power. Mr. Oron disclaims any such beneficial ownership except to the extent of his pecuniary interest therein. The address of Vertex Venture Capital Group is 1 Hashikma Street, Savyon 56530, Israel.
(4)	Based on a Schedule 13G filed on February 16, 2010, consists of 2,085,081 shares owned by Diker Value Tech Fund, LP, Diker Value Tech QP Fund, LP, Diker Micro-Value Fund, LP, the Diker Micro-Value QP Fund, LP, Diker Micro & Small Cap Fund LP and Diker M&S Cap Master Ltd., (collectively, the “Diker Funds”). Diker GP, LLC, a Delaware limited liability company (“Diker GP”), is the general partner, and Diker Management, LLC, a Delaware limited liability company (“Diker Management”), is the investment manager, of each of the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management. The address of the Diker Funds, Diker GP, Diker Management, Charles M. Diker and Mark N. Diker is 745 Fifth Avenue, Suite 1409, New York, New York 10151.

WHERE YOU CAN FIND MORE INFORMATION

Voltaire files annual reports with the SEC and furnishes current reports and other information to the SEC. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330.

Voltaire’s SEC filings are also available for free to the public on the SEC’s Internet website at www.sec.gov. In addition, Voltaire’s filings with the SEC are also available for free to the public on Voltaire’s website, www.voltaire.com. Information contained on Voltaire’s website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.

Voltaire incorporates by reference into this document the documents listed below, and any filings Voltaire makes with the SEC under Section 13(a) or 15(d) of the Exchange Act after the date of this document until the date of the Voltaire special general meeting and any adjournment thereof will be deemed to be incorporated by reference into this document and certain reports on Form 6-K furnished by Voltaire after the date of this document until the date of the Voltaire special general meeting, which Voltaire identifies in such forms as being incorporated by reference into this document, are also incorporated by reference. The information incorporated by reference is an important part of this document. Any statement in a document incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent a statement contained in this or any other subsequently filed document that is incorporated by reference into this document modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this document.

Voltaire documents Filed with or Furnished to the SEC Commission file number 001-33611	Period
Annual Report on Form 20-F	Year Ended December 31, 2009 (filed on March 25, 2010)
Reports of Foreign Private Issuers on Form 6-K	Dated February 8, 2010, May 5, 2010, June 4, 2010, June 30, 2010, July 29, 2010, November 2, 2010 and November 29, 2010

Voltaire has supplied all information contained or incorporated by reference into this document relating to Voltaire and its affiliates.

You can obtain a copy of any document incorporated by reference into this document except for the exhibits to those documents from Voltaire. You may also obtain these documents from the SEC or through the SEC’s website described above. Documents incorporated by reference are available from Voltaire without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this document. You may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Voltaire at the following address and telephone number:

Kenneth Green
CCGK Investor Relations
Email: info@gkir.com
Tel: 1 866 704 6710 / +972 52 695 44 00

You should not send in your Voltaire share certificates until you receive the transmittal materials from the exchange agent.

You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated December 13, 2010. You should not assume that the information contained in this document is accurate as of any date other than that date (or as of an earlier date if so indicated in this document). The mailing of this document to Voltaire shareholders does not create any implication to the contrary.

PROXY

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 6, 2011

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF
VOLTAIRE LTD.

The undersigned hereby appoints Joshua Siegel and Miron (Ronnie) Kenneth, each individually, as proxies of the undersigned, with full power of substitution to vote all of the shares of Voltaire Ltd., an Israeli company (the “Company”), which the undersigned is entitled to vote at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 13 Zarchin Street, Ra’anana 43662, Israel, on Thursday, January 6, 2011, at 4:00 P.M. (local time) or at any adjournment or postponement thereof, as shown on the voting side of this card.

The undersigned hereby acknowledges receipt of the Notice of the Special General Meeting of Shareholders of the Company and the Proxy Statement accompanying such notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms that the proxies, their substitutes, or any of them, may lawfully do so by virtue hereof.

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE.)

PLEASE DATE, SIGN AND RETURN YOUR

PROXY CARD AS SOON AS POSSIBLE!

[Reverse Side]

SPECIAL GENERAL MEETING OF SHAREHOLDERS

VOLTAIRE LTD.

JANUARY 6, 2011

Please detach and mail in the envelope provided.

☒  Please mark your votes as in this example.

By signing and mailing this proxy card, you confirm and inform the Company that, unless specifically marked below, the undersigned’s shares of the Company ARE NOT held by: (a) Mellanox, Merger Sub or any other person or entity holding, directly or indirectly, 25% or more of voting power or the right to appoint 25% or more of the directors of Mellanox or Merger Sub; (b) a person or entity acting on behalf of Mellanox, Merger Sub or a person or entity described in clause (a); or (c) a family member of, or an entity controlled by, Mellanox, Merger Sub or any of the foregoing.

Only to the extent that the undersigned’s shares of the Company ARE HELD by any of the abovementioned entities (and only in such a case), please check the following box:  ☐

This proxy will be voted as specified. If a choice is not specified, this proxy will be voted FOR the proposals and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments or postponement thereof.

1.	To approve the agreement of merger, dated as of November 29, 2010, by and among the Company, Mellanox Technologies, Ltd., a company formed under the laws of the State of Israel (“Mellanox”), and Mondial Acquisition Corporation Ltd., a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Mellanox (“Merger Sub”), the merger of Merger Sub with and into the Company under the provisions of the Israeli Companies Law, 1999, so that the Company will be the surviving company and will become a wholly-owned subsidiary of Mellanox, and all other transactions contemplated under the agreement of merger;

FOR	AGAINST	ABSTAIN
☐	☐	☐
2.	To approve the purchase by the Company of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the closing of the merger, as permitted by the agreement of merger.

FOR	AGAINST	ABSTAIN
☐	☐	☐

_________________________________
(SIGNATURE)

_________________________________
(SIGNATURE IF HELD JOINTLY)

Dated: _____________

NOTE: This proxy should be dated and signed by the shareholder exactly as the shareholder’s name appears hereon and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. Please sign exactly as name(s) appear hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Annex A

Execution Version

AGREEMENT OF MERGER

among:

Mellanox Technologies, Ltd.,
an Israeli public company;

Mondial Acquisition Corporation Ltd.,
an Israeli private company; and

Voltaire Ltd.,
an Israeli public company

Dated as of November 29, 2010

i

ii

List of Schedules

Schedule 1	Voting Undertaking Company Shareholders
Schedule 1.1(t)	Designated Employees
Schedule 5.2	Operation of the Company’s Business
Schedule 5.3	Certain Tax Matters
Schedule 6.5(a)	Company Compensatory Awards
Schedule 7.4	Consents
Schedule 10.12(f)	Knowledge

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AGREEMENT OF MERGER

This Agreement of Merger (this “Agreement”) is entered into as of November 29, 2010, by and among Mellanox Technologies, Ltd., a public company formed under the laws of the State of Israel (“Parent”); Mondial Acquisition Corporation Ltd., a private company formed under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”); and Voltaire Ltd., a public company formed under the laws of the State of Israel (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1.

RECITALS

A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company (the “Merger”) in accordance with this Agreement and the Israeli Companies Law. Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent.

B. The respective boards of directors of Parent, Merger Sub and the Company have approved this Agreement and approved the Merger and have approved and declared advisable this Agreement, in each case in accordance with the provisions of the Israeli Companies Law.

C. In order to induce Parent to enter into this Agreement and to consummate the Merger, concurrently with the execution and delivery of this Agreement, certain shareholders and holders of Company Options and Company RSUs as set forth on Schedule 1 (collectively, the “Voting Undertaking Company Shareholders”) are entering into and delivering certain undertakings to Parent (the “Voting and Support Agreements”).

AGREEMENT

The parties, intending to be legally bound, agree as follows:

Section 1.

1.1  Definitions.  For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Acquired Companies” means the Company and its Subsidiaries.

(b) “Acquired Company Contract” means any Contract (i) to which any of the Acquired Companies is a party, (ii) by which any of the Acquired Companies or any asset or right of any of the Acquired Companies is or may become bound or under which any of the Acquired Companies has, or may become subject to, any obligation, or (iii) under which any of the Acquired Companies has or may acquire any right or interest.

(c) “Acquired Company IP” means any Intellectual Property Rights or Technology owned or purported to be owned by any of the Acquired Companies, excluding for the avoidance of doubt, Licensed IP.

(d) “Acquired Company IP Contract” means any Acquired Company Contract that contains any assignment or license of, or covenant not to assert or enforce any Intellectual Property Right, or that otherwise grants any right (i) from an Acquired Company to any Acquired Company IP or any other Intellectual Property Rights or Technology developed by, with, or for any Acquired Company or licensed from a third party to any Acquired Company (“Outbound IP Agreements”), or (ii) to an Acquired Company of any Acquired Company IP or Intellectual Property Rights or Technology (“Inbound IP Agreements”); in the case of each of (i) and (ii), that relate to Acquired Company IP, other Intellectual Property Rights or Technology that are incorporated into any Acquired Company Product, or are material to, used in or are necessary to the operation of the business as currently conducted.

(e) “Acquired Company Product” means any product or service of the Acquired Companies that (i) is currently being, or, (ii) since January 1, 2001, has been, developed, sold, supplied, distributed, offered, marketed, promoted, licensed, provided, made available, installed, maintained, supported or serviced by or on behalf of any of the Acquired Companies.

(f) “Acquisition Proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal or indication of interest by Parent or Merger Sub and their Affiliates or other persons acting in concert with Parent or Merger Sub) for or otherwise relating to any Acquisition Transaction.

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(g) “Acquisition Transaction” means any transaction or series of transactions involving:

(i) any merger, consolidation, business combination or similar transaction involving the Company pursuant to which either the Company’s shareholders immediately prior to such transaction would own less than 85% of any class of equity securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof),

(ii) any sale or other disposition of assets of the Acquired Companies representing 15% or more of the consolidated assets of the Acquired Companies, in a single transaction or a series of related transactions,

(iii) any issuance, sale or other disposition of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) in each case by the Company to any Person or group representing 15% or more of the voting power of the Company, or

(iv) any transaction in which any Person shall acquire beneficial ownership of, or the right to acquire beneficial ownership of, or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding voting share capital of the Company.

(h) “Book-Entry Shares” means Company Shares held in uncertificated book-entry form.

(i) “Business Day” means any day other than (i) a Saturday or Sunday, or (ii) a day on which banks located in the State of California or the State of Israel are legally permitted or required to close in either the State of California or the State of Israel.

(j) “Chief Scientist” means the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel.

(k) “Code” means the Internal Revenue Code of 1986, as amended.

(l) “Companies Registrar” means the Registrar of Companies of the State of Israel.

(m) “Company Options” means the options to purchase Company Shares, whether or not vested, granted under the Company Share Plans.

(n) “Company RSUs” means restricted share units denominated in Company Shares issued under the Company Share Plans.

(o) “Company Share Plans” means the Company 2007 Incentive Compensation Plan, the Company 2003 Section 102 Stock Option/Stock Purchase Plan, the Company 2001 Section 102 Stock Option/Stock Purchase Plan and the Company 2001 Stock Option Plan, in each case, as amended.

(p) “Company Shares” means the ordinary shares, nominal value NIS 0.01 per share, of the Company.

(q) A “Company Triggering Event” shall be deemed to have occurred if (i) the Company shall have breached (or be deemed to have breached) any provision contained in Section 5.4 or Section 6.3, (ii) a tender offer or exchange offer relating to 25% or more of the outstanding Company Shares shall have been commenced and the Company shall not have sent to its shareholders, within ten (10) Business Days after the commencement of such tender offer or exchange offer, a statement disclosing that the Company recommends rejection of such tender offer or exchange offer, (iii) an Acquisition Proposal (which for this purpose only, each reference to “85%” and “15%” appearing in the definition of an “Acquisition Transaction,” shall be “75%” and “25%,” respectively) is publicly announced, and the Company fails to issue a press release announcing its opposition to such Acquisition Proposal within five (5) Business Days after such Acquisition Proposal is announced, and (iv) (x) the Company General Meeting, including any adjournments and postponements thereof, shall have been held and completed and the Company’s shareholders shall have taken a final vote on the proposal to approve the Merger, and (y) the Merger shall not have been approved at such meeting by the Required Company Shareholder Vote (and shall not have been approved at any adjournment or postponement thereof) and the Required Company Shareholder Vote would have been obtained but for a material breach of Section 1(a), (b) or (c) of any of the Voting and Support Agreements by any Voting Undertaking Company Shareholder.

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(r) “Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

(s) “Contract” means any written, oral or other agreement, arrangement, contract, subcontract, lease, instrument, note, indenture, bond, debenture, option, warranty, purchase order, license, sublicense, insurance policy, or benefit plan or legally binding commitment, undertaking, understanding or forbearance of any nature.

(t) “Designated Employees” means the key employees set forth on Schedule 1.1(t) as such list is adjusted as provided in Schedule 1.1(t).

(u) “Encumbrance” means any lien, exclusive license or covenant not to assert Intellectual Property Rights, pledge, hypothecation, attachment, charge (including any floating charge), mortgage, security interest, debenture, encumbrance, option, right of first refusal, preemptive right, community property interest or other restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the use, possession, exercise or transfer of any other attribute of ownership of any asset).

(v) “Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any private company, public company, company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

(w) “Environmental Law” means any Israeli, United States or other federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

(x) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(y) “ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA.

(z) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(aa) “Excluded Contract” means an Acquired Company Contract that constitutes one of the following types of Contracts: (i) nondisclosure or confidentiality Contracts entered into the ordinary course of business consistent with past practice, (ii) Contracts for Standard Software, (iii) purchase orders or order acknowledgments entered into in the ordinary course of business consistent with past practices, (iv) for purposes of Outbound IP Contracts only, Contracts authorizing any customer or end user to use an Acquired Company Product that does not contain exclusive licenses to Acquired Company IP, (v) internet terms of use, (vi) Contracts that have expired or been terminated prior to the date of execution of this Agreement and do not have any surviving licenses or grants of rights by any Acquired Company with respect to any Intellectual Property Rights or Technology, and (vii) invention assignment Contracts entered into with employees, officers, independent contractors or consultants in the ordinary course of business consistent with past practice, unless such Contracts contain license grants to specific Licensed IP.

(bb) “FINRA” means the Financial Industry Regulatory Authority.

(cc) “Governmental Authorization” means any United States, Israeli or other permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

(dd) “Governmental Body” means any (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign or other government, or (iii) United States, Israeli or other governmental or quasi-governmental authority of any nature

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(including any governmental division, department, agency, commission, registrar, instrumentality, office, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

(ee) “Governmental Grant” means any grant, incentive, tax incentive, subsidy, award, participation, exemption, status, cost-sharing arrangement, reimbursement arrangement, credit, offset or other benefit, relief or privilege provided or made available by or on behalf of or under the authority of the Chief Scientist, the Investment Center, the State of Israel, the BIRD Foundation, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Body.

(ff) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(gg) “Intellectual Property Rights” means and includes all (i) United States, Israeli and foreign patents and patent applications (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications, (ii) rights in United States, Israeli and foreign trademarks, trade names, service marks, service names, trade dress, logos, slogans, 800 numbers, and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (iii) rights in works of authorship including any United States, Israeli and foreign copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof, (iv) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States, Israel or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor, (v) trade secrets and other rights in know-how and confidential or proprietary information (including any business plans, designs, technical data, customer data, financial information, pricing and cost information, bills of material, or other similar information), (vi) URL and domain name registrations, and (vii) other similar or equivalent proprietary or intellectual property rights now known or hereafter recognized in any jurisdiction worldwide.

(hh) “Investment Center” means the Investment Center of the Ministry of Industry, Trade and Labor established under the Israel Law for the Encouragement of Capital Investments, 1959.

(ii) “IRS” means the United States Internal Revenue Service.

(jj) “ISA” means the Israeli Securities Authority.

(kk) “Israeli Companies Law” means the Israeli Companies Law, 5759-1999 (including those portions of the Israeli Companies Ordinance [New Version] 5743-1983 that continue to be in effect).

(ll) “Israeli District Court” means the Tel-Aviv-Jaffa District Court of the State of Israel or any other court in the State of Israel of competent jurisdiction.

(mm) “Israeli Restrictive Trade Practices Law” means the Israeli Restrictive Trade Practices Law, 1988.

(nn) “Israeli Securities Law” means the Israeli Securities Law, 1968.

(oo) “Israeli Tax Commissioner” means the Tax Commissioner appointed pursuant to the Israeli Tax Ordinance.

(pp) “Israeli Tax Ordinance” means the Israeli Income Tax Ordinance [New Version].

(qq) “Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing (other than ex parte hearings not involving a party), inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel (whether in the United Status, Israel or elsewhere), including any application by a creditor to the Israeli District Court.

(rr) “Legal Requirement” means any United States, Israeli or other federal, state, local, municipal or foreign law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, extension order or requirement issued, enacted, adopted, promulgated, implemented or

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otherwise put into effect by or under the authority of any Governmental Body (or under the authority of FINRA, the NASD or the Nasdaq Stock Market), including any qualification, criterion, requirement or condition promulgated, stipulated or set forth in any Governmental Grant or in any certificate of approval for any Governmental Grant.

(ss) “Licensed IP” means all rights under an Acquired Company Contract relating to Intellectual Property Rights and Technology licensed to the Acquired Companies and incorporated into the Acquired Company Products, or material to, used in or are necessary to the operation of the business as currently conducted (other than Standard Software).

(tt) An event, violation, inaccuracy, circumstance or other matter, or series of related events, violations, inaccuracies, circumstances or other matters, will be deemed to have a “Material Adverse Effect” on the Acquired Companies if such event, violation, inaccuracy, circumstance or other matter, or related series thereof, (considered together with all other matters that, disregarding all “Material Adverse Effect” and other materiality qualifications and similar qualifications in the Company’s representations and warranties, constitute exceptions to the representations and warranties of the Company set forth in this Agreement) (i) had or would reasonably be expected to have a material adverse effect on the business, financial condition, operations or financial performance of the Acquired Companies, taken as a whole or (ii) would prevent or materially impair, alter or delay the ability of the Company to consummate the Merger or to perform any of its material obligations under this Agreement; provided, however, that with respect to clause (i) above, in determining whether a “Material Adverse Effect” has occurred or may or would occur, the following shall not be considered: (A) conditions, or changes after the date hereof in such conditions, in the economy, securities markets, credit markets, currency markets or other financial markets in the United States or in Israel, (B) political conditions, or changes after the date hereof in such conditions, in the United States or Israel; or acts of war, sabotage or terrorism, including any escalation or general worsening of any such acts of war, sabotage or terrorism, in the United States or Israel, other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any material facility or property of the Acquired Companies, (C) acts of God or natural disasters in the United States or Israel, other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any material facility or property of the Acquired Companies, (D) (1) the termination or potential termination of, or the failure or potential failure to renew or enter into, Contracts with actual or potential customers, suppliers, distributors, resellers, licensors or other business partners, or (2) any Legal Proceeding made or brought by any of the current or former shareholders of the Company, on their own behalf or on behalf of the Company, against the Company or any of its directors or officers, in each of clauses (1) and (2) to the extent directly resulting from the announcement or pendency of this Agreement, (E) the taking of any action specifically required by this Agreement, or the failure to take any action to which Parent has approved or consented in writing or otherwise requested in writing, (F) the failure to take any action specifically prohibited by Section 5.2 for which the Company has sought Parent’s approval or consent and Parent has denied in writing such approval or consent, (G) changes after the date hereof in U.S. GAAP or other accounting standards, or the interpretation thereof, or (H) any failure by the Company to meet any analysts’ estimates or projections of the Company’s revenue, earnings or other financial performance or results of operations, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such failures unless such underlying cause would otherwise be excepted from this definition); provided, however, that the exceptions set forth in clauses (A), (B), (C) and (G) of the foregoing proviso may be taken into account for purposes of determining whether a “Material Adverse Effect” has occurred or may or would occur to the extent that the Acquired Companies are disproportionately affected thereby relative to other companies in the same industries and geographies in which the Acquired Companies operate. An event, violation, inaccuracy, circumstance or other matter, or series of related events, violations, inaccuracies, circumstances or other matters, will be deemed to have a “Material Adverse Effect” on Parent if such event, violation, inaccuracy, circumstance or other matter, or related series thereof, (considered together with all other matters that, disregarding all “Material Adverse Effect” and other materiality qualifications and similar qualifications in Parent’s representations and warranties, constitute exceptions to the representations and warranties of Parent set forth in this Agreement) had or would reasonably be expected to have a material adverse effect on (y) the business, financial condition, operations or financial performance of Parent and its

5

Subsidiaries, taken as a whole, or (z) the ability of Parent to consummate the Merger or to perform any of its material obligations under this Agreement; provided, however, that a decline in Parent’s stock price shall not, in and of itself, be deemed to constitute a Material Adverse Effect on Parent.

(uu) “Materials of Environmental Concern” means and includes chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by any Environmental Law or that is otherwise a danger to health, reproduction or the environment.

(vv) “NASD” means the National Association of Securities Dealers, Inc.

(ww) “Parent Designated Person” means Eyal Waldman or Michael Gray.

(xx) “Parent Ordinary Shares” means the ordinary shares, nominal value NIS 0.0175 per share, of Parent.

(yy) “Per Share Merger Consideration” means a cash amount equal to US$8.75, without interest.

(zz) “Person” means any individual, Entity or Governmental Body.

(aaa) “Proxy Statement” means the Proxy Statement to be sent to the Company’s shareholders in connection with the Company General Meeting.

(bbb) “Registered IP” means all patents, registered copyrights (including mask works), registered trademarks, registered domain names, and all applications for any of the foregoing.

(ccc) “Representatives” means officers, directors, employees, agents, attorneys, accountants and advisors.

(ddd) “SEC” means the United States Securities and Exchange Commission.

(eee) “Securities Act” means the Securities Act of 1933, as amended.

(fff) “Securities Regulations” means the Securities Act (and the rules and regulations promulgated thereunder), the Exchange Act (and the rules and regulations promulgated thereunder), the Israeli Securities Law (and the rules and regulations promulgated thereunder) and the rules and regulations of the SEC, the ISA, FINRA, the NASD and the Nasdaq Stock Market.

(ggg) “Securities Regulators” means the SEC, the ISA, FINRA, the NASD and the Nasdaq Stock Market.

(hhh) “Standard Software” means non-customized software solely in executable or object code form that (i) is licensed pursuant to a nonexclusive, software license, (ii) is not incorporated into, or used directly in the development, manufacturing or distribution of, any Acquired Company Products, and (iii) is generally available on standard terms for either (A) annual payments by any Acquired Company of $50,000 or less, or (B) aggregate payments by any Acquired Company of $100,000 or less.

(iii) “Subsidiary” of any Person means any Entity of which such Person directly or indirectly owns, beneficially or of record, (i) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (ii) at least 50% of the outstanding equity or financial interests of such Entity.

(jjj) “Superior Proposal” means any bona fide written offer or proposal (on its most recently amended or modified terms, if amended or modified) made by a Person other than Parent or Merger Sub or any Person acting in concert with Parent or Merger Sub that (i) (A) provides for any merger, consolidation, business combination or similar transaction, or tender offer or exchange offer, in each case, involving the Company pursuant to which the Company’s shareholders immediately prior to such transaction would own less than 50% of the voting power of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof), or (B) provides for any sale or other disposition directly or indirectly of assets of the Acquired Companies representing 50% or more of the consolidated assets of the Acquired Companies, and (ii) is on terms which the Company’s board of directors in good faith concludes (after consultation with a financial advisor of U.S. nationally recognized reputation and outside legal counsel) are more favorable from a financial point of view to the Company’s shareholders (in their capacities as shareholders) than the transactions contemplated by this Agreement, including any revisions hereto and after taking into account any termination

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fees or expense reimbursement obligations and likelihood and timing of consummation, and (iii) is, in the good faith judgment of the Company, reasonably likely to be financed and completed.

(kkk) “Tax” means any and all taxes, customs, duties, tariffs, imposts, deficiencies, assessments, levies or other like governmental charges, including, without limitation, income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and recording taxes and charges, imposed by the IRS, the Israeli Tax authority or any other taxing authority (whether domestic or foreign including, without limitation, any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, fines, penalties, linkage differentials (hefreshei hatzmada) or additional amounts attributable to, or imposed upon, or with respect to, any such amounts.

(lll) “Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

(mmm) “Technology” means and includes diagrams, inventions (whether or not patentable), invention disclosures, know-how, methods, network configurations and architectures, proprietary information, protocols, schematics, design information, bills of material, build instructions, tooling requirements, manufacturing processes, specifications, technical data, software code (in any form, including source code and executable or object code), build scripts, test scripts, algorithms, APIs, subroutines, techniques, user interfaces, URLs, IP cores, net lists, GDSII files, photomasks, domain names, web sites, works of authorship, documentation (including instruction manuals, samples, studies, and summaries), databases and data collections, any other forms of technology, in each case whether or not embodied in any tangible form and including all tangible embodiments of any of the foregoing.

(nnn) “Transaction Expenses” means fees and expenses of the Company incurred in connection with the transactions contemplated by this Agreement, including, without limitation, any fees and expenses of legal counsel, financial advisors, investment bankers and accountants, proxy solicitors, public relations firms and investor relations firms.

(ooo) “U.S. GAAP” means United States generally accepted accounting principles.

1.2  Other Terms.  In addition to the terms defined in Section 1.1, the following terms are defined in the Sections noted below:

Defined Term	Section
102 Trust Period	6.5(e)
102 Trustee	6.5(e)
Acquired Company Benefit Plans	3.16(a)
Acquired Company Reporting Documents	3.4(a)
Acquired Company SEC Reporting Documents	3.4(a)
Agreement	Preamble
Award Exchange Ratio	6.5(a)
Cashed Out Compensatory Awards	6.5(b)
Change of Recommendation	5.4(d)
Closing	2.3
Closing Date	2.3
COBRA	3.16(h)
Company	Preamble
Company Board Recommendation	6.3(b)
Company Compensatory Award	6.5(a)

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Defined Term	Section
Company Disclosure Schedule	3
Company Financial Advisor	3.26
Company General Meeting	6.3(a)
Company Share Certificate	2.5
Company Unaudited Interim Balance Sheet	3.4(c)
Confidentiality Agreement	5.1(c)
Effective Time	2.3
Exchange Fund	2.6(a)
Existing Policy	6.6(c)
Expenses	9.3(a)
Fee	9.3(b)
Foreign Plan	3.16(k)
Funded Know-how	3.14(a)
Indemnification Agreements	6.6(a)
Indemnified Persons	6.6(a)
Interim Option Ruling	6.5(e)
Israeli Option Tax Ruling	6.5(e)
IT Systems	3.9(o)
Knowledge	Schedule 10.12(f)
Malicious Code	3.21(b)
Material Contract	3.10(a)
Merger	Preamble
Merger Certificate	2.3
Merger Proposal	6.1
Merger Sub	Preamble
Merger Sub Notice	2.3
Open Source License	3.9(m)
Outside Date	9.1(b)
Parent	Preamble
Paying Agent	2.6(a)
Pre-Closing Period	5.1(a)
Required Company Shareholder Vote	3.24
Permitted Liens	3.6
Sarbanes-Oxley Act	3.4(e)
Section 102	6.5(e)
Significant Customer	3.7(a)
Significant Supplier	3.7(c)
Superior Proposal Notice	5.4(c)
Surviving Corporation	2.1
Voting and Support Agreements	Recitals
Voting Undertaking Company Shareholders	Recitals

Section 2.

2.1  Merger of Merger Sub into the Company.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2  Effect of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Israeli Companies Law. At the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

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2.3  Closing; Effective Time.  The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Herzog, Fox & Neeman in Tel Aviv, Israel, at 10:00 a.m. (local time) on a date to be mutually designated by Parent and the Company (the “Closing Date”), which shall be no later than the third (3rd) Business Day after the later to occur of (a) the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 7 and 7.11 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), (b) the 50th day after the delivery of the Merger Proposal to the Companies Registrar, and (c) the 30th day after the approval of the Merger by the shareholders of the Company and Merger Sub. Promptly after the Closing, Merger Sub, in coordination with the Company, shall deliver to the Companies Registrar a notice (the “Merger Sub Notice”) in the form required by the Companies Registrar informing the Companies Registrar that (y) the Merger was approved by the general meeting of Merger Sub, and (z) no notice was given to the creditors of Merger Sub in accordance with Section 318 of the Israeli Companies Law because Merger Sub has no creditors and requesting the Companies Registrar to issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the Israeli Companies Law after notice that the Closing has occurred (the “Merger Certificate”). The Merger shall become effective upon the issuance by the Companies Registrar, after the Closing, of the Merger Certificate in accordance with Section 323(5) of the Israeli Companies Law (the “Effective Time”).

2.4  Effect on Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company:

(i) any Company Shares then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) shall remain outstanding, and no Per Share Merger Consideration or any other consideration shall be delivered in exchange therefor,

(ii) any Company Shares then held by Parent, Merger Sub or any other wholly owned Subsidiary of Parent shall remain outstanding, and no Per Share Merger Consideration or any other consideration shall be delivered in exchange therefor,

(iii) except as provided in clauses (i) and (ii) above and subject to Section 2.4(b) and the other terms and conditions of this Agreement, each Company Share then outstanding shall be deemed to have been transferred to Parent in exchange for the right to receive the Per Share Merger Consideration,

(iv) each Company Compensatory Award shall be assumed by Parent or exchanged for the right to receive a cash payment, in each case, subject to and in accordance with Section 6.5, and

(v) each Ordinary Share, nominal value NIS 0.01 per share, of Merger Sub then outstanding shall be converted into one Ordinary Share, nominal value NIS 0.01 per share, of the Surviving Corporation.

(b) If, between the date of this Agreement and the Effective Time, the outstanding Company Shares are changed into a different number, class or category of shares by reason of any share split, division or subdivision of shares, share dividend, issuance of bonus shares, consolidation of shares, reverse share split, reclassification, recapitalization or other similar transaction, then the Per Share Merger Consideration shall be appropriately adjusted.

2.5  Closing of the Company’s Transfer Books.  At the Effective Time (a) all holders of certificates representing Company Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company; and (b) the share transfer books of the Company shall be closed with respect to all Company Shares outstanding immediately prior to the Effective Time. No further transfer of any such Company Shares shall be made on such share transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any Company Shares (a “Company Share Certificate”) is presented to the Paying Agent or to the Surviving Corporation or Parent, such Company Share Certificate shall be canceled and shall be exchanged as provided in Section 2.6.

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2.6  Payment Procedures.

(a) On or prior to the Closing Date, Parent shall select a reputable bank or trust company to act as paying agent in the Merger (the “Paying Agent”). Promptly, and in any event within three (3) Business Days, after the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent cash in an amount equal to the total amount required for the payments in Section 2.4(a)(iii) and 2.4(a)(iv). The cash amount so deposited with the Paying Agent is referred to as the “Exchange Fund.”

(b) As soon as reasonably practicable after the Effective Time, the Paying Agent will mail to the record holders of Company Shares as of immediately prior to the Effective Time, whether such Company Shares are represented by Certificates or Book-Entry Shares, (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Share Certificates or Book-Entry Shares shall be effected, and risk of loss and title to Company Share Certificates or Book-Entry Shares shall pass, only upon delivery of such Company Share Certificates or Book-Entry Shares to the Paying Agent), and (ii) instructions for use in effecting the surrender of Company Share Certificates or Book-Entry Shares in exchange for the consideration payable pursuant to Section 2.4(a)(iii) and 2.4(a)(iv) for the number of Company Shares previously represented by such Company Share Certificates or Book-Entry Shares, together with a duly executed letter of transmittal and such other documents as may be reasonably required pursuant to such instructions by the Paying Agent or Parent. Until surrendered as contemplated by this Section 2.6, all Company Share Certificates or Book-Entry Shares shall be deemed, from and after the Effective Time, to represent only the right to receive the consideration payable pursuant to Section 2.4(a)(iii) and 2.4(a)(iv) as contemplated by Section 2. If any Company Share Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition to the payment of the consideration payable pursuant to Section 2.4(a)(iii), require the owner of such lost, stolen or destroyed Company Share Certificate to provide an appropriate affidavit of loss and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Paying Agent, Parent or the Surviving Corporation with respect to such Company Share Certificate.

(c) Upon surrender of a Company Share Certificate (or affidavit of loss and bond as indemnity, in accordance with Section 2.6(b), in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Company Share Certificate or Book-Entry Share shall be entitled to receive the Per Share Merger Consideration in exchange therefor pursuant to Section 2.4(a)(iii), to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) Business Days following the later to occur of (i) the Paying Agent’s receipt of the Exchange Fund, and (ii) the Paying Agent’s receipt of such Company Share Certificate (or affidavit of loss and bond as indemnity, in accordance with Section 2.6(b), in lieu thereof) or Book-Entry Share, and the Company Share Certificate or Book-Entry Share so surrendered shall forthwith be cancelled within five (5) Business Days.

(d) No interest shall be paid or accrued for the benefit of the holders of the Company Share Certificate or Book-Entry Shares on the consideration payable to such holders pursuant to this Agreement.

(e) Any portion of the Exchange Fund that remains undistributed to holders of Company Share Certificates or Book-Entry Shares as of the date twelve (12) months after the date on which the Merger becomes effective shall be delivered to Parent upon demand, and any holders of Company Share Certificates or Book-Entry Shares who have not theretofore surrendered their Company Share Certificates or Book-Entry Shares in accordance with this Section 2.6 shall thereafter look only to Parent for payment of the Per Share Merger Consideration pursuant to Section 2.4(a)(iii). Parent or as otherwise instructed by Parent shall be the owner of any interest or other amounts earned on the Exchange Fund and Per Share Merger Consideration.

(f) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Shares or to any other Person with respect to any Per Share Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement. In the event that this Agreement is terminated for any reason and any cash has been transmitted to the Paying Agent, such cash shall promptly be returned to Parent or as otherwise instructed by Parent.

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2.7  Articles of Association of the Surviving Corporation; Officers and Directors of the Surviving Corporation.

(a) The parties shall take all actions necessary so that the Articles of Association of Merger Sub as in effect immediately prior to the Effective Time shall be the Articles of Association of the Surviving Corporation immediately after the Effective Time, which the parties agree shall be effected by replacing the Articles of Association of the Surviving Corporation immediately after the Effective Time by written consent by Parent as the sole shareholder of the Surviving Corporation, until duly amended as provided therein or by applicable law.

(b) The parties shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association of the Surviving Corporation, which the parties agree shall be effected by the appointment of such board of directors by written consent of Parent as the sole shareholder of the Surviving Corporation.

(c) The parties shall take all actions necessary so that from and after the Effective Time, the individuals designated by Parent not later than ten (10) days prior to the Closing Date shall be the executive officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association of the Surviving Corporation, which the parties agree shall be effected by the appointment of such executive officers by written consent of the board of directors of the Surviving Corporation appointed pursuant to Section 2.7(b).

2.8  Further Action.  If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and assets of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

2.9  Withholding Tax.  Each of Parent, the Surviving Corporation, the Paying Agent and Merger Sub shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Shares or Company Compensatory Award, including Company Shares or Company Compensatory Awards held by the 102 Trustee, the amounts required to be deducted and withheld from any payment pursuant to this Agreement under the Code, the Israeli Tax Ordinance or any other applicable state, local, Israeli or foreign Tax law; provided, however, that, without derogating from the foregoing in this Section 2.9, in the event any holder provides Parent or the Surviving Corporation with a valid approval or ruling issued by the applicable Governmental Authority regarding the withholding (or exemption from withholding or interim ruling with respect to the obligation to withhold) of Israeli Tax from the aggregate consideration payable to such holder in a form reasonably satisfactory to Parent, then the deduction and withholding of any amounts under the Israeli Tax Ordinance or any other provision of Israeli law or requirement, if any, from the aggregate consideration payable to such holder shall be made only in accordance with the provisions of such approval or ruling or interim ruling. To the extent that amounts are so withheld by the Parent, the Surviving Corporation, the Paying Agent, or Merger Sub, as the case may be, such withheld amounts shall be remitted to the applicable Governmental Body not sooner than two (2) days prior to the due date under applicable law and when so remitted shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares in respect of which such deduction and withholding was made.

Section 3.  Representations and Warranties of the Company.

Except (a) as disclosed in and reasonably apparent from the Acquired Company Reporting Documents publicly available on the SEC website as of the date of this Agreement, or (b) as disclosed in a document of even date herewith delivered by the Company to Parent and Merger Sub concurrent with the execution of this Agreement (the “Company Disclosure Schedule”) (provided, however, that the Company Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered Sections contained in Section 3, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section in

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Section 3 and any other numbered or lettered Sections in Section 3 to the extent that it is reasonably apparent on its face that such disclosure should also qualify such other Sections), the Company represents and warrants to Parent and Merger Sub as follows:

3.1  Due Organization; Subsidiaries; Etc.

(a) Part 3.1(a) of the Company Disclosure Schedule sets forth each Subsidiary of the Company. Neither the Company nor any of its Subsidiaries owns any shares of, or any equity interest of any nature in, any other Entity. None of the Acquired Companies has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(b) The Company is a public company duly organized and validly existing under the laws of the State of Israel, and no proceedings have been commenced to strike the Company from the Registry of Companies maintained by the Companies Registrar. The Company has all necessary power and authority (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own and use its assets in the manner in which its assets are currently owned and used, and (iii) to perform its obligations under all Contracts by which it is bound. Each of the Company’s Subsidiaries is duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization, and has all necessary power and authority (A) to conduct its business in the manner in which its business is currently being conducted, (B) to own and use its assets in the manner in which its assets are currently owned and used, and (C) to perform its obligations under all Contracts by which it is bound, except in each case where the failure to be so duly organized or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Acquired Companies.

(c) Each of the Acquired Companies is qualified to do business as a foreign corporation, and, to the extent applicable in each such jurisdiction, is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Acquired Companies.

3.2  Charter Documents; Minutes.  The Company has made available to Parent accurate and complete copies of the memorandum of association and articles of association and other charter and organizational documents of the respective Acquired Companies, including all amendments thereto. The Company has made available to Parent accurate and complete copies of the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) that have occurred on or after January 1, 2007 of the shareholders or equityholders, as applicable, of each Acquired Company, the board of directors of the Company, all committees thereof and the boards of directors or equivalent governing body of each Acquired Company other than the Company. There has not been any material violation of any of the provisions of the memorandum of association and articles of association or bylaws (or equivalent constituent documents), including all amendments thereto, of each Acquired Company, and no Acquired Company has taken any action that is inconsistent in any material respect with any resolution adopted by the Company’s shareholders, the board of directors of the Company or any committee thereof.

3.3  Capitalization, Etc.

(a) The authorized share capital of the Company is NIS 2,000,000 divided into 200,000,000 Company Shares, of which 21,312,857 Company Shares have been issued and are outstanding as of the date of this Agreement. All of the outstanding Company Shares have been duly authorized and validly issued, and are fully paid and nonassessable. There are no Company Shares held by any of the Acquired Companies. No holder of any Company Shares, is entitled or subject to any preemptive right, right of participation, right of maintenance or similar right to purchase Company Shares from the Company; none of the outstanding Company Shares, and no holder of Company Shares, is subject to any right of first refusal in favor of any of the Acquired Companies; and there is no Acquired Company Contract to which the Company is a party, or, to the Knowledge of the Company, any other Acquired Company Contract, relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any

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option or similar right with respect to), any Company Shares. None of the Acquired Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any Company Shares.

(b) As of the date of this Agreement (i) 5,602,866 Company Shares are reserved for issuance pursuant to outstanding options to purchase Company Shares and outstanding Company RSUs, and (ii) 281,157 Company Shares are reserved for future issuance pursuant to the Company Share Plans. Part 3.3(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Compensatory Award outstanding as of the date of this Agreement (i) the particular Company Share Plan pursuant to which such Company Compensatory Award was granted, (ii) the name of the optionee, (iii) the type of Company Compensatory Award, (iv) the number of Company Shares subject to such Company Compensatory Award, (v) any applicable exercise price or purchase price of such Company Compensatory Award, (vi) the date on which such Company Compensatory was granted, (vii) the applicable vesting schedule (including details as to the circumstances in which vesting will be accelerated), and the extent to which such Company Compensatory Award is vested and, if applicable, exercisable as of the date of this Agreement, (viii) whether such Company Compensatory Award was granted with terms that would allow it to qualify for any special Tax treatment, and (ix) the date on which such Company Compensatory Award expires. The Company has made available to Parent accurate and complete copies of the Company Share Plans and any other option plans or other incentive plans pursuant to which there are outstanding Company Compensatory Awards, and the forms of all option and other equity award agreements evidencing such outstanding Company Compensatory Awards. The Company Share Plans and each other option plan and other incentive plan of the Company are qualified under Section 102 of the Israeli Tax Ordinance, and all actions necessary to maintain the qualification of the Company Share Plans and each such other option plan or other incentive plan under Section 102 of the Israeli Tax Ordinance have been taken.

(c) The Company owns, beneficially and of record, all of the issued and outstanding shares or other equity interests of each of its Subsidiaries. All of the outstanding shares of the Company’s Subsidiaries have been duly authorized and are validly issued, are fully paid and nonassessable and are owned by the Company free and clear of any Encumbrances, except for restrictions on transfers arising under applicable securities laws.

(d) There is no (i) outstanding subscription, option, call, warrant or right, in each case whether or not currently exercisable, to acquire from an Acquired Company any shares or other securities of such Acquired Company, (ii) outstanding security, instrument or obligation of an Acquired Company that is or may become convertible into or exchangeable for any shares or other securities of any Acquired Company, or (iii) stockholder rights plan or similar plan commonly referred to as a “poison pill,” or Contract under which any Acquired Company is or may become obligated to sell or otherwise issue any shares or any other securities. No holder of any debt security or indebtedness of any of the Acquired Companies, and no other creditor of any of the Acquired Companies, has or may acquire any general voting rights or other voting rights, approval rights or similar rights with respect to the Merger or with respect to the election of directors or the business affairs of any of the Acquired Companies.

(e) All outstanding Company Shares, all outstanding Company Compensatory Awards and all outstanding securities of each Subsidiary of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts.

3.4  Filings with Securities Regulators; Financial Statements.

(a) To the extent not otherwise publicly available on the SEC website as of the date of this Agreement, the Company has made available to Parent accurate and complete copies of each registration statement, each proxy statement and each other statement, report, schedule, form or other document filed by each of the Acquired Companies with any of the Securities Regulators since July 25, 2007, including all exhibits, supplements and amendments thereto (all such statements, reports, schedules, forms, documents, exhibits, supplements and amendments, including those publicly available on the SEC website as of the date of this Agreement, being referred to herein as the “Acquired Company Reporting Documents” and all Acquired Company Reporting Documents filed with the SEC, the “Acquired Company SEC Reporting Documents”).

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All statements, reports, schedules, forms and other documents (and all exhibits, supplements and amendments) required to have been filed by each of the Acquired Companies with the respective Securities Regulators have been so filed on a timely basis. As of the time it was filed with the applicable Securities Regulator (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) (i) each of the Acquired Company Reporting Documents complied in all material respects with the requirements of all applicable Securities Regulations and other Legal Requirements, and (ii) none of the Acquired Company Reporting Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company is, and has at all times since July 25, 2007 been, in compliance with the applicable listing, maintenance and other rules and regulations of The NASDAQ Stock Market and has not received any notice asserting any non-compliance with any of such rules and regulations.

(b) The financial statements (including any related notes) contained in the Acquired Company SEC Reporting Documents (i) comply as to form in all material respects with the rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments which will not, individually or in the aggregate, be material in amount), and (iii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for the periods covered thereby (subject in the case of interim statements, to normal and recurring year-end adjustments and to other adjustments described therein including the notes thereto).

(c) The Company has made available to Parent an unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2010 (the “Company Unaudited Interim Balance Sheet”), and the related unaudited consolidated statement of income of the Company and its Subsidiaries for the nine (9) months then ended. The financial statements referred to in this Section 3.4(c) (i) were prepared in accordance with U.S. GAAP applied on a basis consistent with the basis on which the financial statements referred to in Section 3.4(b) were prepared (except that such financial statements do not contain footnotes and are subject to normal and recurring year-end adjustments which will not, individually or in the aggregate, be material in amount), and (ii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of September 30, 2010 and the consolidated results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for the nine (9) months ended September 30, 2010.

(d) Any financial statements delivered to Parent pursuant to Section 5.1 (i) will be prepared in accordance with U.S. GAAP applied on a basis consistent with the basis on which the financial statements referred to in Section 3.4(b) were prepared (except that any such financial statements that are unaudited will not contain footnotes and will be subject to normal and recurring year-end adjustments which will not, individually or in the aggregate, be material in amount), and (ii) will fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations of the Company and its Subsidiaries for the periods covered thereby (subject in the case of interim statements, to normal and recurring year-end adjustments and to other adjustments described therein including the notes thereto).

(e) The Company is a “foreign private issuer” as such term is defined in Rule 3b-4 promulgated under the Exchange Act. The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s auditor has at all times been “independent” with respect to the Company within the meaning of Regulation S-X under the Exchange Act and all non-audit services (as defined in the Sarbanes Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) performed by the Company’s auditors for the Company were approved as required under the Sarbanes Oxley Act. No independent public accountant of the Company has resigned or been dismissed as independent public accountant of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. To

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the Knowledge of the Company, none of the Acquired Companies nor any of their directors or executive officers, in their capacity as such, is under any inquiry, investigation or similar process by any Securities Regulator.

3.5  Absence of Changes.  Since December 31, 2009 through the date hereof:

(a) there has not been a Material Adverse Effect on the Acquired Companies;

(b) there has not been any material loss, abandonment, damage or destruction to, or any material interruption in the use of, any of the assets (including the Technology assets embodied in the Acquired Company IP and the Licensed IP) of any of the Acquired Companies, whether or not covered by insurance;

(c) none of the Acquired Companies has (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares or other securities (other than dividends or distributions made by an Acquired Company to the Company), or (ii) repurchased, redeemed or otherwise reacquired any shares or other securities;

(d) none of the Acquired Companies has sold, issued or granted, or authorized the sale, issuance or grant of (i) except for Company Shares issued upon the valid exercise of outstanding Company Options or vesting of outstanding Company RSUs in accordance with the terms of the Company Share Plans and the applicable award agreements, any share or other security, (ii) except for Company Options described in Part 3.3(b) of the Company Disclosure Schedule, any option, warrant or right to acquire any share or any other security, or (iii) any instrument convertible into or exchangeable for any share or other security;

(e) none of the Acquired Companies has amended or waived any of its rights under, or permitted the acceleration of vesting under, (i) any provision of any option plan or other incentive plan, or (ii) any provision of any agreement applicable to any outstanding option or other equity award;

(f) there has been no amendment to the memorandum of association, articles of association or other charter or organizational documents of any of the Acquired Companies, and none of the Acquired Companies has effected or been a party to any merger, consolidation, amalgamation, arrangement, share exchange, business combination, recapitalization, reclassification of shares, stock split, division or subdivision of shares, stock dividend, issuance of bonus shares, reverse stock split, consolidation of shares or similar transaction;

(g) none of the Acquired Companies has formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

(h) none of the Acquired Companies has made any capital expenditure which, when added to all other capital expenditures made on behalf of the Acquired Companies since December 31, 2009, exceeds US$4,000,000 in the aggregate;

(i) none of the Acquired Companies has waived any material right or remedy under, any Material Contract;

(j) none of the Acquired Companies has (i) entered into, applied for, requested, accepted, been approved for, elected to participate in, received or become subject to or bound by any requirement or obligation relating to any Governmental Grant, or permitted any Acquired Company IP or any other asset owned or used by it to become bound by any requirement or obligation resulting from any Governmental Grant, or (ii) amended or terminated, or waived any material right or remedy related to, any Governmental Grant;

(k) none of the Acquired Companies has (i) acquired, leased or licensed any material right or other material asset from any other Person, including any Licensed IP, (ii) sold, transferred or otherwise disposed of, or leased or licensed, or incurred any Encumbrances other than Permitted Liens regarding any material right or other material asset (including but not limited to Acquired Company IP) to any other Person, or (iii) waived, abandoned or relinquished any rights under an Acquired Company Contract, except in each case, for rights or other assets acquired, leased, sold, transferred, licensed or disposed of in the ordinary course of business and consistent with past practices;

(l) none of the Acquired Companies has written off as obsolete or otherwise any of its inventories, except in a manner consistent with past practices;

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(m) none of the Acquired Companies has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness, except in a manner consistent with past practices;

(n) none of the Acquired Companies has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for pledges or Encumbrances made in the ordinary course of business and consistent with past practices;

(o) none of the Acquired Companies has (i) lent money to any Person other than for expense advancements to employees in the ordinary course of business, or (ii) incurred or guaranteed any indebtedness for borrowed money;

(p) none of the Acquired Companies has (i) established or adopted any material Acquired Company Benefit Plan, (ii) caused or permitted any material Acquired Company Benefit Plan to be amended in any material respect, or (iii) paid any material bonus or made any material profit sharing or similar payment to, or materially increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or consultants;

(q) none of the Acquired Companies has changed any of its pricing policies, product or system return policies, product or system support policies or service policies, product system modification or upgrade policies, or personnel policies or any of its methods of accounting or accounting practices in any material respect;

(r) none of the Acquired Companies has made any material Tax election or changed any material Tax accounting method, amended any material Tax Return, entered into any material Tax allocation agreement, material Tax sharing agreement, material Tax indemnity agreement or closing agreement related to any material Tax, or agreed to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes;

(s) none of the Acquired Companies has commenced or settled any Legal Proceeding;

(t) none of the Acquired Companies has entered into any arrangement, the result of which is the loss, expiration or termination of any license or right under or to any Licensed IP used in the development, manufacture or support of any Acquired Company Product or incorporated in or provided with any Acquired Company Product;

(u) none of the Acquired Companies has entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with past practices; and

(v) none of the Acquired Companies has agreed or committed to take, or has authorized the taking of, any of the actions referred to in clauses (b) through (v) of this sentence.

3.6  Title to Tangible Assets.  The Acquired Companies own, and have good, valid and marketable title to, (a) all tangible assets reflected as owned by the Acquired Companies on the Company Unaudited Interim Balance Sheet, except for current assets disposed of in the ordinary course of business since the date of the Company Unaudited Interim Balance Sheet, and (b) all other assets reflected in the books and records of the Acquired Companies as being owned by any of the Acquired Companies. All of such tangible assets are owned by the Acquired Companies, free and clear of any Encumbrances, except for the following (“Permitted Liens”) (i) any lien for current taxes not yet due and payable, (ii) minor liens that have arisen in the ordinary course of business and that do not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Companies, and (iii) liens described in Part 3.6 of the Company Disclosure Schedule.

3.7  Receivables; Customers; Suppliers.

(a) All existing accounts receivable of the Acquired Companies, including without limitation those accounts receivable reflected on the Company Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since September 30, 2010 and have not yet been collected, (i) represent valid obligations of customers of the Acquired Companies arising from bona fide

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transactions entered into in the ordinary course of business, and (ii) are current. The Company currently expects all such accounts receivable referenced in the preceding sentence to be collected in full when due, without any counterclaim or set off.

(b) Part 3.7(b) of the Company Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of the revenues received from, each of the ten (10) largest customers in each of 2007, 2008 and 2009 and the first nine (9) months of 2010 (each, a “Significant Customer”). None of the Acquired Companies has received any written notice or communication prior to the date of this Agreement of any outstanding material disputes with a Significant Customer. None of the Acquired Companies has agreed to accept returns of any Acquired Company Products. None of the Acquired Companies has received any written notice or communication from any Significant Customer that such customer shall not continue as a customer of the Acquired Companies (or the Surviving Corporation or Parent) after the Closing or that such customer intends to terminate or materially modify existing Contracts with an Acquired Company (or the Surviving Corporation or Parent).

(c) Part 3.7(c)3.7(a) of the Company Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of the amounts paid to each of the ten (10) largest suppliers of products or services to the Acquired Companies, in each of 2007, 2008 and 2009, and in the first nine (9) months of 2010 (each, a “Significant Supplier”). None of the Acquired Companies has received as of the date of this Agreement any written notice or communication of any outstanding material disputes with a Significant Supplier. To the Knowledge of the Company, none of the Acquired Companies has received prior the date of this Agreement any written notice or communication from any Significant Supplier that such supplier shall not continue as a supplier of the Acquired Companies (or the Surviving Corporation or Parent) after the Closing or that such supplier intends to terminate or materially and adversely modify existing Contracts with an Acquired Company (or the Surviving Corporation or Parent).

3.8  Inventories; Equipment; Real Property.

(a) Part 3.8(a) of the Company Disclosure Schedule provides an accurate and complete breakdown of all inventories (including raw materials, supplies, products in process and finished products by the following types: single data rate, host channel adapter, cable, DDR, Ethernet, QDR, RMA product and raw material) of the Acquired Companies as of September 30, 2010. All inventories of the Acquired Companies, whether or not reflected in the Company Unaudited Interim Balance Sheet:

(i) are of such quality and quantity as to be usable and saleable by the Acquired Companies in the ordinary course of business;

(ii) have been priced at the lower of cost or market value using the methods described in the notes to the audited consolidated balance sheet of the Acquired Companies for the year ended December 31, 2009; and

(iii) to the Knowledge of the Company, are free of any material defects or deficiencies.

The inventory levels maintained by the Acquired Companies as of the date hereof are not excessive in light of the normal operating requirements of the Acquired Companies and are adequate for the conduct of the operations of the Acquired Companies in the ordinary course of business.

(b) All material items of equipment and other tangible assets owned or leased to the Acquired Companies are adequate for the uses to which they are being put, are in good and safe condition and repair (ordinary wear and tear excepted), are adequate for the conduct of the business of the Acquired Companies in the manner in which such business is currently being conducted and are consistent with the amounts reported on the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2010 made available to Parent pursuant to Section 3.4(c).

(c) None of the Acquired Companies owns any real property or any interest in real property as of the date of this Agreement, except for the leaseholds created under the real property leases identified in Part 3.8(c) of the Company Disclosure Schedule.

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3.9  Intellectual Property.

(a) Part 3.9(a) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement (i) each item of Registered IP in which any Acquired Company has or purports to have an ownership interest, whether exclusively, jointly with another Person, or otherwise, (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application, registration or serial or other similar identification number, (iii) any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest, and (iv) all unregistered trademarks of the Acquired Companies that are used by an Acquired Company in connection with any Acquired Company Products.

(b) Part 3.9(b) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement all Acquired Company IP Contracts (other than Excluded Contracts) pursuant to which Licensed IP is licensed to the Acquired Companies and whether the license or licenses granted to the Acquired Company is or are, as the case may be, exclusive or nonexclusive, and where if the license is exclusive, the Acquired Company has granted an exclusive sublicense right to any Person.

(c) Part 3.9(c) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement each Acquired Company IP Contract (other than Excluded Contracts) pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right, whether or not currently exercisable, or interest in, any Acquired Company IP. No Acquired Company has transferred ownership of, whether a whole or partial interest, or granted any exclusive right to use, any Technology or Intellectual Property Right that an Acquired Company owns or purports to own to any Person.

(d) The Acquired Companies exclusively own all right, title and interest to and in the Acquired Company IP free and clear of any Encumbrances, other than Permitted Liens. The Acquired Companies have policies requiring that invention assignment agreements and confidentiality agreements are signed by each employee, officer, contractor or consultant of the Acquired Companies, and each such employee, officer, contractor or consultant who is or was involved in the creation or development of any Acquired Company IP has signed an enforceable agreement containing an assignment to the applicable Acquired Company of all Intellectual Property Rights in such Person’s contribution to the Acquired Company IP, as well as confidentiality agreements, and for employees and officers employed by an Acquired Company at any time since January 1, 2009, non-competition agreements. To the Knowledge of the Company, no current or former officer, director, employee, consultant or contractor of an Acquired Company has any claim, right (whether or not currently exercisable), or ownership interest in any Acquired Company IP other than moral rights or other rights that cannot be assigned or waived. To the Knowledge of the Company, no current employee of any of the Acquired Companies is (i) bound by or otherwise subject to any Contract restricting him from performing his duties for any of the Acquired Companies, (ii) in violation of any term of any employment, consulting, invention assignment agreement, patent disclosure agreement, non-competition agreement, or non-solicitation Contract with an Acquired Company, or (iii) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to his activities as an employee of any of the Acquired Companies.

(e) Part 3.9(e) of the Disclosure Schedule contains a complete and accurate list of all Contracts pursuant to which any of the Acquired Companies is obligated to pay royalties or license fees, or any other equivalent fees or payment obligations for the manufacture, sale or distribution of any Acquired Company Product or the use of any Acquired Company IP or Licensed IP. No Person who has licensed Technology or Intellectual Property Rights to an Acquired Company has an ownership interest in or license rights to any derivative works or improvements made by the Acquired Companies to such Technology or Intellectual Property Rights that are incorporated into any Acquired Company Product, or are material to, used in or are necessary to the operation of the business as currently conducted.

(f) To the Knowledge of the Company, all Acquired Company IP is valid and enforceable. The Acquired Companies have made all filings and payments and taken all other actions required to be made or taken to maintain each item of Acquired Company IP that is Registered IP owned or exclusively licensed by an Acquired Company in full force and effect by the applicable deadline and otherwise in accordance with all applicable Legal Requirements to the extent such actions, if not taken, would result in such Registered IP being rendered invalid or unenforceable or, with respect to actions taken since July 25, 2007, deemed lapsed

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or abandoned. No interference, opposition, reissue, reexamination, or other Proceeding (other than ex parte re-examinations of which the Company has not been provided notice) is, or since July 25, 2007 has been, pending or, to the Knowledge of the Company, threatened, in which the scope, validity or enforceability of any Acquired Company IP is being or has been contested or challenged. No application for a patent or a material copyright, mask work or trademark registration or any other type of material Registered IP owned or purported to be owned by any Acquired Company filed by or on behalf of any of the Acquired Companies at any time since July 25, 2007 has been abandoned, allowed to lapse or rejected. To the Knowledge of the Company, none of the Acquired Companies has engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Registered IP owned by the Acquired Companies. To the Knowledge of the Company, the Acquired Companies and their patent counsel have complied with their duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all patents included in the Acquired Company IP. To the Knowledge of the Company, no trademark or trade name currently owned or used by any of the Acquired Companies conflicts or interferes with any trademark or trade name owned, used and applied for by any other Person. To the Knowledge of the Company, no event or circumstance (including a failure to exercise adequate quality controls and an assignment in gross without the accompanying goodwill) has occurred or exists that has resulted in, or could reasonably be expected to result in, the abandonment of any material trademark (whether registered or unregistered) currently owned, or used by any of the Acquired Companies. Part 3.9(f) of the Company Disclosure Schedule sets forth a detailed listing with respect to each item of such Registered IP and all actions, filings and payment obligations due to be made to the United States Patent and Trademark Office and United States Copyright Office and corollary governmental offices in Israel, and to the Knowledge of the Company, any other applicable foreign Governmental Body, within 90 days following the date of this Agreement.

(g) To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Acquired Company IP that is incorporated into, or material to the development, manufacturing or distribution of, any Acquired Company Products.

(h) Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions or agreements contemplated by this Agreement will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or an Encumbrance on, any Acquired Company IP, (ii) a breach of, termination of, or acceleration or modification of any right or obligation under any Contract listed or required to be listed in Parts 3.9(b) or 3.9(c) of the Company Disclosure Schedule, (iii) the release, disclosure, or delivery of any Acquired Company IP by or to any escrow agent or other Person, or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any Technology or Intellectual Property. The representation and warranty in this Section 3.9(h) shall not be deemed or construed as an express or implied representation and warranty regarding any right or option that arises from a Contract (other than the Agreement) entered into by Parent or its Affiliates or any obligations of Parent or any of its Affiliates under any such Contracts.

(i) To the Knowledge of the Company, each of the Acquired Companies owns or otherwise has the right to use all Technology and Intellectual Property Rights that is used in or necessary for the conduct of the business of the Acquired Companies as currently conducted. The representation and warranty in this Section 3.9(i) shall not be deemed or construed as an express or implied representation and warranty regarding no infringement, misappropriation, or violation of any Intellectual Property Right of any other Person.

(j) To the Knowledge of the Company, no Acquired Company has infringed, misappropriated, or violated any Intellectual Property Right of any other Person.

(k) No infringement, misappropriation or similar claim or Legal Proceeding is pending or threatened in writing against any Acquired Company or, to the Knowledge of the Company, against any Person who may be entitled to be indemnified or reimbursed by any Acquired Company with respect to such claim or Legal Proceeding. Since July 25, 2007, no Acquired Company has received any notice or other communication (in writing) relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Right of another Person by any Acquired Company.

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(l) No source code owned or exclusively licensed to any Acquired Company and included in any Acquired Company Product has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee or contractor of the Company. No Acquired Company has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Acquired Company Product to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of any source code for any Acquired Company Product to any other Person who is not, as of the date of this Agreement, an employee or contractor of any Acquired Company.

(m) No software included in any Acquired Company Product is subject to any “copyleft” or other obligation or condition, including without limitation any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License or other licenses approved as open source licenses under the open source definition of the Open Source Initiative, that (i) requires, or conditions the use or distribution of such Acquired Company Product or portion thereof on, (A) the disclosure, licensing or distribution of any source code for any portion of such Acquired Company Product, or (B) the granting to licensees of the right to make derivative works or other modifications to such Acquired Company Products or portions thereof, or (ii) otherwise impose any limitation, restriction or condition (other than notice and disclosure requirements relating to the licensed source code itself) on the right or ability of any Acquired Company to use, distribute or charge for any Acquired Company Product (“Open Source License”).

(n) No funding, facilities or personnel of any Governmental Body or any public or private university, college or other educational or research institution was used, directly or indirectly, by any Acquired Company, and to the Company’s Knowledge any other Person, to develop or create, in whole or in part, any Acquired Company IP. None of the Acquired Companies is or has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization to the extent resulting in a requirement or obligation for any of the Acquired Companies to grant or offer to any other Person any license or right to any Acquired Company IP.

(o) There have been no material operational or continued failures, disruptions, substandard performances, failures, outages or other adverse events in the past eighteen months affecting any of the information technology systems used by the Acquired Companies (“IT Systems”) that have resulted in, any material disruption to or adverse impact on the operation of any of the respective businesses of the Acquired Companies. Without limiting the foregoing, (i) each Acquired Company has taken commercially reasonable steps and implemented commercially reasonable procedures to provide that its IT Systems are free from Malicious Code, and (ii) each Acquired Company has in effect, and taken commercially reasonable steps in compliance with, industry standard disaster recovery plans, procedures and facilities for its business and has taken all commercially reasonable steps to safeguard the security and the integrity of its IT Systems, including, without limitation, taking commercially reasonable steps to provide for the back-up and recovery of data and information. To the Knowledge of the Company, there have been no material unauthorized intrusions or breaches of security with respect to the IT Systems.

3.10  Contracts.

(a) Part 3.10(a) of the Company Disclosure Schedule identifies each Acquired Company Contract that constitutes a “Material Contract”, other than an Excluded Contract, in effect as of the date hereof. For purposes of this Agreement, each of the following shall be deemed to constitute a “Material Contract”:

(i) any Contract relating to the employment of, or the performance of services by, any director, officer or consultant that provides for annual cash compensation in excess of US$125,000, and any Contract pursuant to which any of the Acquired Companies is or may become obligated to make any severance, termination, bonus or relocation payment exceeding US$25,000 in the aggregate to any current or former director, officer or consultant;

(ii) any Contract pursuant to which any Intellectual Property Rights or Technology that is currently being used by any Acquired Company is or has been licensed, sold, assigned or otherwise conveyed or provided to any Acquired Company (other than Excluded Contracts);

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(iii) any Contract pursuant to which any Intellectual Property Right or Technology is or has been licensed, whether or not such license is currently exercisable, sold, assigned or otherwise conveyed or provided to a third party by any Acquired Company, or pursuant to which any Acquired Company has agreed not to enforce any Intellectual Property Right against any third party, except for Contracts entered into in the ordinary course of business consistent with past practice pursuant to the Company’s standard form provided to Parent prior to the date of this Agreement;

(iv) any Contract that provides for indemnification or exculpation of any director, officer, employee, agent, consultant or independent contractor;

(v) any Contract imposing any restriction on the right or ability of any Acquired Company (A) to compete with any other Person, (B) to acquire any product or other asset or any services from any other Person, (C) to solicit, hire or retain any Person as an employee, consultant or independent contractor, (D) to develop, sell, supply, distribute, offer, support or service any Acquired Company Product or any technology or other assets to or for any other Person, or (E) to perform any services for any other Person, to transact business or deal in any other manner with any other Person;

(vi) any Contract (A) restricting or otherwise relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities, or (C) providing any of the Acquired Companies with any right of first refusal with respect to, or right to purchase or otherwise acquire, any securities;

(vii) any Contract incorporating or relating to any guaranty, any warranty or any indemnity or similar obligation for Acquired Company Products;

(viii) any Contract relating to any currency hedging or forward currency transaction;

(ix) any Contract imposing any “no-shop” or “standstill” obligation or any similar obligation on any of the Acquired Companies;

(x) any confidentiality or non-disclosure Contract;

(xi) any Contract (A) relating to any Governmental Grant, or (B) to which any Governmental Body is a party or under which any Governmental Body has any rights or obligations;

(xii) any distributor, original equipment manufacturer, reseller, value added reseller, sales, agency or manufacturer’s representative Contract;

(xiii) any Contract under which an Acquired Company provides services to a third party, including any consulting, development, integration or support services Contract;

(xiv) any Contract providing for “most favored nation” terms, including such terms for pricing;

(xv) any Contract relating to marketing and advertising of the Acquired Companies;

(xvi) any product agreement, joint venture agreement, profit-sharing agreement, cost-sharing agreement, joint ownership agreement, revenue-sharing agreement, strategic alliance agreement, cooperation agreement, partnering agreement or similar Contract;

(xvii) any Contract purporting to bind, or purporting to restrict or otherwise apply to the activities of, any future affiliate of any of the Acquired Companies other than existing Subsidiaries of any of the Acquired Companies;

(xviii) any Contract that has a term of more than 30 days and that may not be terminated by an Acquired Company (without penalty) within 30 days after the delivery of a termination notice by such Acquired Company;

(xix) any Contract that contemplates or may involve the payment or delivery of cash or other consideration in an amount or having a value in excess of US$250,000 in the aggregate, or that contemplates or may involve the performance of services having a value in excess of US$250,000 in the aggregate;

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(xx) any Contract evidencing, or under which any of the Acquired Companies has incurred or may incur, any indebtedness for borrowed money, including any loan agreement, credit agreement, credit facility, line of credit, letter of credit or promissory note; and

(xxi) any Contract, if a breach of such Contract would reasonably be expected to have a Material Adverse Effect on the Acquired Companies.

The Company has made available to Parent an accurate and complete copy of each Acquired Company Contract that constitutes a Material Contract as of the date of this Agreement.

(b) Each Acquired Company Contract that constitutes a Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c) None of the Acquired Companies has violated or breached in any material respect, or committed any material default under, any Acquired Company Contract that constitutes a Material Contract, except for any such violation, breach or default that has been (i) cured by the applicable Acquired Company, or (ii) waived in writing by the other party or parties to such Acquired Company Contract, such that, in the case of both clauses (i) and (ii), the other party or parties to such Acquired Company Contract do not have any right of termination or other remedy related to such violation, breach or default. To the Knowledge of the Company, no other Person has violated or breached in any material respect, or committed any material default under, any Acquired Company Contract that constitutes a Material Contract. Since July 25, 2007, none of the Acquired Companies has received any written notice or other communication regarding any material breach of, or material default under, any Acquired Company Contract that constitutes a Material Contract that has not since been (A) cured by the applicable Acquired Company, or (B) waived in writing by the other party or parties to such Acquired Company Contract, such that, in the case of both clauses (A) and (B), the other party or parties to such Acquired Company Contract does not have any right of termination or other remedy related to such breach or default.

3.11  Liabilities.  None of the Acquired Companies has any accrued, contingent or other liabilities of any nature, either matured or unmatured (whether or not required to be reflected on a balance sheet in accordance with generally accepted accounting principles, and whether due or to become due), except for (a) liabilities identified as such in the “liabilities” column of the Company Unaudited Interim Balance Sheet, (b) normal and recurring current liabilities that have been incurred by the Acquired Companies since September 30, 2010 in the ordinary course of business and consistent with past practices, and (c) liabilities described in Part 3.11 of the Company Disclosure Schedule. None of the Acquired Companies has, since July 25, 2007, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.12  Compliance with Legal Requirements.  Each of the Acquired Companies is, and has at all times since July 25, 2007 been, in compliance in all material respects with all applicable Legal Requirements. Since July 25, 2007, none of the Acquired Companies has received any written notice or other communication from any Governmental Body regarding any actual or possible material violation of, or failure to comply with, any material Legal Requirement. The business of the Acquired Companies as currently conducted does not require a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended, or authorization from the U.S. Department of State, pursuant to the International Traffic in Arms Regulations.

3.13  Certain Business Practices.  None of the Acquired Companies, and no director, officer, agent or employee of any of the Acquired Companies acting on their behalf, has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended (or any similar Israeli or other Legal Requirement), (c) made any payoff, influence payment, bribe, rebate, kickback or unlawful payment to any Person, or (d) agreed, committed, offered or attempted to take any of the actions described in clauses (a) through (c) of this sentence.

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3.14  Governmental Grants and Authorizations.

  (a) Part 3.14(a) of the Company Disclosure Schedule identifies each Governmental Grant that has been or is provided or available to any of the Acquired Companies as of the date of this Agreement. The Company has made available to Parent accurate and complete copies of (i) all applications and related documents and correspondence submitted by the respective Acquired Companies to the Investment Center, the Chief Scientist, the Fund for the Encouragement of Marketing Activities for the Israeli Government, the European Union, the U.S.-Israel Science and Technology Foundation and any other Governmental Body related to Governmental Grants, and (ii) all certificates of approval and letters of approval (and supplements thereto) granted to the respective Acquired Companies by the Investment Center, the Chief Scientist, the Fund for the Encouragement of Marketing Activities for the Israeli Government, the European Union, the U.S.-Israel Science and Technology Foundation and any other Governmental Body related to Governmental Grants. In each such application submitted on behalf of any Acquired Company, such Acquired Company has accurately and completely disclosed all information required by such application. Each Acquired Company is in compliance, in all material respects, with the terms, conditions, requirements and criteria of all Governmental Grants and has duly fulfilled, in all material respects, all conditions, undertakings and other obligations relating thereto. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that would reasonably be expected to give rise to or serve as the basis for (i) the annulment, revocation, withdrawal, suspension, cancellation, recapture or modification of any Governmental Grant, (ii) the imposition of any material limitation on any Governmental Grant or any benefit available in connection with any Governmental Grant, or (iii) a requirement that any Acquired Company return or refund any benefits provided under any Governmental Grant. The Company has not transferred any know-how (as such term is defined in the Israeli Law for the Encouragement of Industrial Research and Development — 1984) developed using funds received by the Company from the Chief Scientist (“Funded Know-how”). The Company has not deposited any Funded Know-how in escrow. The Company has paid in full all royalty obligations with respect to grants received by the Company from the Chief Scientist, and it has no future royalty obligations with respect to such grants. The consummation of the Merger and the other transactions contemplated by this Agreement (A) will not adversely affect the ability of any of the Acquired Companies to obtain the benefit of the Governmental Grant for the remaining duration thereof, and (B) will not result in (1) the failure of any of the Acquired Companies to comply with any of the terms, conditions, requirements and criteria of any Governmental Grant, or (2) any claim by any Governmental Body or other Person that any Acquired Company is required to return or refund, or that any Governmental Body is entitled to recapture, any benefit provided under any Governmental Grant. No Consent of any Governmental Body or other Person is required to be obtained prior to the consummation of the Merger in order to preserve the entitlement of any of the Acquired Companies to any Governmental Grant. No Governmental Body (y) has awarded any participation or provided any support to any of the Acquired Companies, or (z) is or may become entitled to receive any royalties or other payments from any of the Acquired Companies.

  (b) Part 3.14(b) of the Company Disclosure Schedule sets forth, with respect to each Governmental Grant referred to in Part 3.14(a) of the Company Disclosure Schedule:  (i) the total amount of the benefits received by the Acquired Companies under such Governmental Grant and the total amount of the benefits available for future use by the Acquired Companies under such Governmental Grant, (ii) the time period in which the respective Acquired Companies received, or will be entitled to receive, benefits under such Governmental Grant, (iii) a general description of any research and development program for which such Governmental Grant was approved, (iv) a description of all current and future payment obligations of the Acquired Companies under such Governmental Grant, (v) any royalty or other repayment schedule applicable to such Governmental Grant and the total payment or repayment due, (vi) the type of revenues from which royalty or other payments are required to be made under such Governmental Grant, and (vii) the total amount of any payments made by the Acquired Companies prior to the date of this Agreement with respect to such Governmental Grant.

  (c) The Acquired Companies hold all material Governmental Authorizations necessary to enable the Acquired Companies to conduct their business in the manner in which such business is being

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conducted. All such Governmental Authorizations held by the respective Acquired Companies are valid and in full force and effect. Each Acquired Company is, and at all times since July 25, 2007 has been, in compliance with the material terms and requirements of such Governmental Authorizations. Since July 25, 2007 and to the date of this Agreement, none of the Acquired Companies has received any notice or other communication from any Governmental Body or any other Person regarding (i) any actual or possible violation of or failure to comply with any term or requirement of any such Governmental Authorization, or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any such Governmental Authorization.

  (d) Part 3.14(d) of the Company Disclosure Schedule identifies as of the date of this Agreement (i) each approval of “Approved Enterprise” status that has been granted by the Investment Center to any of the Acquired Companies, and (ii) the benefits received by the Acquired Companies, or to which the Acquired Companies are entitled, pursuant to such approval. Each of the Acquired Companies that has been granted any approval for “Approved Enterprise” status by the Investment Center has fully complied with all terms and conditions included in such approval.

3.15  Tax Matters.

  (a) Each of the Acquired Companies has (i) timely filed, or has caused to be timely filed on its behalf, after taking into account any extension of time within which to file, all material Tax Returns required to be filed by it, which Tax Returns were complete and correct in all material respects, and (ii) timely paid, or has caused to be timely paid on its behalf, all material Taxes required to have been paid by it, except for Taxes that are being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with U.S. GAAP. The most recent financial statements contained in the Acquired Company Reporting Documents reflect, to the Knowledge of the Company, a reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all Taxes payable by the Acquired Companies for all taxable periods and portions thereof through the date of such financial statements in accordance with U.S. GAAP, whether or not shown as being due on any Tax Returns. No deficiencies for any material amount of Taxes have been proposed, asserted or assessed against any of the Acquired Companies as of the date hereof, and no requests for waivers of the time to assess any such material Taxes are pending or have been granted. Subject to exceptions as would not be material, no claim has ever been made in writing by a Governmental Body in a jurisdiction where any of the Acquired Companies does not file a Tax Return that any of the Acquired Companies is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return.

  (b) As of the date hereof, no examination or audit of any material Tax Return of any of the Acquired Companies or any administrative or judicial proceeding in respect of any material amount of Tax is currently in progress or, to the Knowledge of the Company, threatened.

  (c) None of the Acquired Companies (i) is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, affiliated, combined or unitary Tax Returns, other than a group the common parent of which was the Company, (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement, or (iii) has any material liability for Taxes of another person (other than the Acquired Companies) as a transferee or successor.

  (d) Each of the Acquired Companies has timely withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any current or former director, officer, employee, independent contractor or consultant of any of the Acquired Companies, creditor, depositor, stockholder or other third party, and has complied in all material respects with any applicable information reporting, filing or similar requirements with respect to any such payments.

  (e) There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of any of the Acquired Companies that, considered individually or considered collectively with any other such Contracts, could reasonably be expected to give rise directly or indirectly to the payment of any amount that would not be deductible

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pursuant to Section 280G or Section 162 of the Code (or any comparable provision under state Tax laws or under Israeli or other foreign Tax laws).

  (f) None of the Acquired Companies has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or Section 301.6111-2(b)(2). None of the Acquired Companies has participated in any “reportable transaction” under Ordinance Section 131(g), and the respective regulations promulgated thereunder.

  (g) During the five-year period ending on the date hereof, none of the Acquired Companies was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code.

  (h) None of the Acquired Companies will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any (i) change in the method of accounting for a taxable period ending on or prior to the date hereof, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, Israeli or other foreign income Tax law) executed on or prior to the date hereof, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local, Israeli or foreign income Tax law), (iv) installment sale or open transaction disposition made on or prior to the Effective Time, or (v) prepaid amount received on or prior to the Effective Time.

  (i) None of the Acquired Companies is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any tax ruling made with reference to the provisions of Part E2.

  (j) Each of the Acquired Companies is tax resident only in the country in which it is incorporated. None of the Acquired Companies (except for the Subsidiaries of the Company incorporated in Israel) is managed and controlled from Israel. None of the Acquired Companies has elected, under Section 897(i) of the Code, to be taxed as a United States domestic corporation. No Acquired Company (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code, or (ii) was, with the exception of Voltaire, Inc., created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to Treasury Regulations Section 301.7701-5(a).

  (k) None of the Acquired Companies has or has had a permanent or fixed establishment, branch, residence or other taxable presence, as defined in any applicable Tax treaty, law or regulation, in any country outside its country of formation.

  (l) Any related party transactions subject to Section 85A of the Ordinance conducted by each of the Acquired Companies have been on an arm’s length basis in accordance with Section 85A of the Ordinance.

  (m) In relation to goods and services tax or value added or other similar Tax, each of the Acquired Companies (i) has been duly registered and is a taxable person, (ii) has complied, in all material respects, with all statutory requirements, orders, provisions, directives or conditions, (iii) has not been required by the relevant authorities of customs and excise to give security, (iv) has collected and timely remitted to the relevant Taxing Authority all output value added tax which it was required to collect and remit under any applicable law, and (v) has not received a refund for input value added tax for which it is not entitled under any Applicable Law.

3.16  Employee and Labor Matters; Benefit Plans.

  (a) Part 3.16(a) of the Company Disclosure Schedule identifies as of the date of this Agreement each “employee benefit plan” as defined in Section 3(3) of ERISA, each employment, severance, change in control or similar contract, plan, arrangement or policy (excluding employment offer letters and employment agreements, in each case, that can be terminated without incurring any liability other than accrued wages, benefits and any statutorily required payments or benefits) and each other material plan or arrangement providing for compensation, bonuses, commissions, vacation, deferred compensation,

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incentive compensation, share purchase, share option, phantom shares, death and disability benefits, termination pay, hospitalization, medical, insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement, in each case, whether or not written and whether or not funded, that is maintained, sponsored, contributed to or required to be contributed to by any of the Acquired Companies or any of their ERISA Affiliates for the benefit of any current or former employee, consultant, independent contractor or director of any of the Acquired Companies or with respect to which any of the Acquired Companies has or may have any material liability or obligation. (All plans, programs and agreements of the type referred to in the prior sentence are referred to in this Agreement as the “Acquired Company Benefit Plans.”)

  (b) With respect to each Acquired Company Benefit Plan, the Company has made available to Parent (i) an accurate and complete copy of such Acquired Company Benefit Plan (including all amendments thereto), except for individual award agreements for Company Compensatory Awards that do not provide for vesting acceleration, in which case each form of such agreement has been made available to Parent, (ii) an accurate and complete copy of the annual report, if required under ERISA or under any other Legal Requirement, with respect to such Acquired Company Benefit Plan for each of the last two years, (iii) an accurate and complete copy of the most recent summary plan description, together with each Summary of Material Modifications, if required under ERISA, with respect to such Acquired Company Benefit Plan, (iv) if such Acquired Company Benefit Plan is funded through a trust, insurance policy or any third party funding vehicle, an accurate and complete copy of the trust, insurance policy or other funding agreement (including all amendments thereto) and accurate and complete copies the most recent financial statements thereof, (v) accurate and complete copies of all material Contracts relating to such Acquired Company Benefit Plan, including service provider agreements, insurance contracts, leasing agreements, minimum premium contracts, stop-loss agreements, investment management agreements, subscription and participation agreements and recordkeeping agreements, and (vi) an accurate and complete copy of the most recent determination or opinion letter received from the Internal Revenue Service with respect to such Acquired Company Benefit Plan (if such Acquired Company Benefit Plan is intended to be qualified under Section 401(a) of the Code).

  (c) None of the Acquired Companies nor any ERISA Affiliate of the Acquired Companies sponsors, maintains or contributes or is obligated to contribute to, or has in the past six (6) years sponsored, maintained or contributed or has been obligated to contribute to, any Acquired Company Benefit Plan subject to Title IV of ERISA, any non-U.S. defined benefit plan, any multiemployer plan within the meaning of Section 4001(a)(3) or 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

  (d) Each Acquired Company Benefit Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter and its related trust has been determined to be exempt from taxation under Section 501(a) of the Code, has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service or such Acquired Company Benefit Plan and trust are entitled to rely upon a favorable opinion letter from the Internal Revenue Service, and to the Knowledge of the Company there is no reason why any such determination letter should be revoked or not be issued. Each Acquired Company Benefit Plan has been maintained and operated in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Acquired Company Benefit Plan as well as in material compliance with any applicable agreement. No events have occurred with respect to any Acquired Company Benefit Plan that could result in a material payment or assessment by or against the Company of any excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.

  (e) With respect to each Acquired Company Benefit Plan other than a Foreign Plan, (i) except as would not result in material liability to the Acquired Companies, all payments due from any Acquired Company and ERISA Affiliate of any Acquired Company to date have been timely made, and (ii) all amounts properly accrued to date as liabilities of the Acquired Companies which have not been paid are properly recorded on the books of the applicable Acquired Company and, to the extent required by GAAP, adequate reserves are reflected on the financial statements of the Company.

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  (f) None of the Acquired Companies has announced its intention to amend or modify in any material respect or terminate any Acquired Company Benefit Plan or adopt any material arrangement or program which, if established as of the date of this Agreement, would come within the definition of an Acquired Company Benefit Plan.

  (g) No Acquired Company Benefit Plan provides death, medical or health benefits (whether or not insured) with respect to any current or former employee or director of any of the Acquired Companies after any termination of service of such employee or director (other than benefit coverage mandated by Section 4980B of the Code and similar state Legal Requirements).

  (h) With respect to any Acquired Company Benefit Plan constituting a group health plan within the meaning of Section 4980B(g)(2) of the Code, the provisions of Section 4980B of the Code (“COBRA”) have been complied with in all material respects.

  (i) Neither the execution, delivery or performance of this Agreement nor the consummation of the Merger or any of the other transactions contemplated by this Agreement will result (either by itself or in connection with an employee’s termination of employment or any other event or circumstance) in any material bonus, golden parachute, severance or other payment or obligation to any current or former employee, consultant, independent contractor or director of any of the Acquired Companies (whether or not under any Acquired Company Benefit Plan), or materially increase the benefits payable or provided under any Acquired Company Benefit Plan, or result in any acceleration of the time of payment, provision or vesting of any such benefits.

  (j) Each Acquired Company Benefit Plan which is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been operated in good faith compliance since January 1, 2005 and has been maintained and operated since January 1, 2009 in documentary and operational material compliance with the requirements of Section 409A of the Code and applicable guidance issued thereunder Each Company Option as to which any portion vested on or after January 1, 2005, has an exercise price that is not less than the fair market value (as determined in accordance with the regulations promulgated under Section 409A of the Code) of the underlying Company Share on the date of grant. Each Company RSU is either exempt from, or complies with the requirements of, Section 409A of the Code.

  (k) Each compensation and benefit plan maintained or contributed to by the Acquired Companies or any ERISA Affiliate of the Acquired Companies under Legal Requirements or applicable agreement, custom or rule of the relevant jurisdiction outside of the United States, including managers insurance policy, pension fund, provident fund and education fund (each such plan, a “Foreign Plan”) is listed in Part 3.16(k) of the Company Disclosure Schedule. As regards each Foreign Plan, (i) such Foreign Plan is in material compliance with the provisions of the Legal Requirements and applicable agreements of each jurisdiction in which such Foreign Plan is maintained, to the extent those Legal Requirements are applicable to such Foreign Plan, (ii) all contributions to, and payments from, such Foreign Plan which may have been required to be made in accordance with the terms of such Foreign Plan, and, when applicable, the Legal Requirements of the jurisdiction in which such Foreign Plan is maintained, have been fully and timely made or shall be made by the Closing Date, and all such contributions to such Foreign Plan, and all payments under such Foreign Plan, for any period ending before the Closing Date that are not yet, but will be, required to be made, are reflected as an accrued liability on the Company Unaudited Interim Balance Sheet in accordance with both Israeli GAAP and U.S. GAAP, (iii) each Acquired Company and each ERISA Affiliate have materially complied with all applicable reporting and notice requirements, and such Foreign Plan has obtained from the Governmental Body having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in material compliance with the Legal Requirements of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan, (iv) such Foreign Plan has been administered in all material respects at all times in accordance with its terms and applicable Legal Requirements, (v) to the Knowledge of the Company, there are no pending investigations by any governmental body involving such Foreign Plan, and no pending claims (except for claims for benefits payable in the normal operation of such Foreign Plan), suits or proceedings against such Foreign Plan or asserting any rights or claims to

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benefits under such Foreign Plan, (vi) the consummation of the transactions contemplated by this Agreement will not by themselves create or otherwise result in any Liability with respect to such Foreign Plan, and (vii) except as required by applicable Legal Requirements, no condition exists that would prevent any Acquired Company and its ERISA Affiliates from terminating or amending any Foreign Plan at any time for any reason in accordance with the terms of each such Foreign Plan without the payment of any fees, costs or expenses (other than the payment of benefits accrued on the Company Unaudited Interim Balance Sheet in accordance with both Israeli GAAP and U.S. GAAP and any normal and reasonable expenses typically incurred in a termination event). No Foreign Plan has unfunded Liabilities that will not be offset by insurance or that are not fully accrued on the financial statements of the Company or any Subsidiary.

  (l) Part 3.16(l) of the Company Disclosure Schedule identifies as of the date of this Agreement all employees of each of the Acquired Companies, and correctly reflects, in all material respects, the following: current salary, compensation payable pursuant to bonus, deferred compensation or commission arrangements, on-call increment, overtime payment (global and deferred), full-time or part-time status, short-term or temporary basis, vacation entitlement and accrued vacation or paid time-off balance, travel pay or car maintenance or car entitlement, sick leave entitlement and accrual, and recuperation pay entitlement and accrual, pension entitlements and provident funds (including manager’s insurance, education fund and health fund), their respective contribution rates and the salary basis for such contributions, whether such employee, to the extent employed in Israel, is subject to a Section 14 arrangement under the Severance Pay Law, and, to the extent such employee is subject to a Section 14 arrangement, an indication of whether such arrangement has been applied to such person from the commencement date of their employment and on the basis of their entire salary, main work location, share options, if any, or rights, such employee’s employer, date of employment and position. No commitment, promise or undertaking has been made by any Acquired Company with respect to any change in the compensation payable to any such employee. None of the employees of the Acquired Companies are currently on relocation, and the applicable law that applies to their respective employment is the applicable law of their respective jurisdiction where they perform their services.

  (m) None of the Acquired Companies is or has been a party to any collective bargaining contract, collective labor agreement or other Contract or arrangement with a labor union, trade union or other organization or body involving any of its employees, or is otherwise required (under any Legal Requirement, under any Contract or otherwise) to provide benefits or working conditions under any of the foregoing. None of the Acquired Companies is a member in any employers’ association or organization, and no employers’ association or organization has made any demand for payment of any kind from the Acquired Companies. None of the employees of the Acquired Companies are represented by any labor union, labor organization, trade union, works council or employee committee, and, to the Knowledge of the Company, there are no and have been no union, works council or other employee organizing activities or proceedings among any of their employees, nor does any question concerning representation exist concerning such employees. None of the Acquired Companies has recognized or received a demand for recognition from any collective bargaining representative with respect to any of its employees. None of the Acquired Companies has or is subject to, and no employee of any of the Acquired Companies benefits from, any extension order (tzavei harchava), except for those extension orders applicable to all employees in Israel. All of the employees of the Acquired Companies in the United States are “at will” employees.

  (n) There is no claim, demand, proceeding, administrative change, arbitration, mediation or complaint that is pending or, to the Knowledge of the Company, has been threatened against any Acquired Company by any current or former employee, consultant, independent contractor or director of such Acquired Company or by any third party with respect to any such current or former employee, consultant, independent contractor or director. Without limiting the generality of the foregoing, there are no unfair labor practice claims or charges that are pending, or to the Knowledge of the Company, have been threatened against any of the Acquired Companies. No Acquired Company has been subject to any investigation by any Governmental Body responsible for the enforcement of labor or employment laws, and no such investigation is in progress.

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  (o) Since July 25, 2007, (i) there has been no labor strike, slowdown, lockout or stoppage pending (or, to the Knowledge of the Company, threatened) against or affecting any of the Acquired Companies, (ii) there has been no dispute between any of the Acquired Companies and any group of its employees, and (iii) no event has occurred and no circumstance or condition exists that could reasonably be expected to give rise to any such labor strike, slowdown, stoppage or dispute.

  (p) Part 3.16(p) of the Company Disclosure Schedule identifies as of the date of this Agreement each employee of any of the Acquired Companies who is not fully available to perform work because of long term leave of absence.

  (q) There is no Contract between any Acquired Company and any of its employees or directors that cannot be terminated by such Acquired Company without notice, or with notice of 30 days or less (or payment in lieu of such notice), without giving rise to a claim for damages or compensation, except for statutory severance pay.

  (r) The obligations of the Acquired Companies to provide severance pay to their employees are fully funded or have been properly provided for in the Company Unaudited Interim Balance Sheet in accordance with U.S. GAAP. All other liabilities of the Acquired Companies relating to their respective employees (including vacation accruals and recuperation pay accrual but excluding liabilities for illness pay) were properly accrued in accordance with U.S. GAAP.

  (s) Each of the Acquired Companies is and has been in compliance in all material respects with all applicable Legal Requirements and Contracts relating to employment, including, but not limited to, employment practices, wages, bonuses, hours of work and rest, vacation entitlement, accrual and redemption, overtime payments, pay slips requirements, Notification of Employment Conditions requirements, immigration, discrimination layoffs and plant closings, employee privacy and other compensation matters and terms and conditions of employment, including in accordance with applicable employment Contracts. All obligations of the Acquired Companies with respect to statutorily required severance payments have been fully satisfied or have been funded by contributions to appropriate insurance funds or were properly accrued in accordance with U.S. GAAP. All obligations of the Acquired Companies to their employees under Legal Requirements and applicable employment Contracts have been duly and timely made in all material respects. All employees have valid visas and work permits, if necessary, in order to work in their respective jurisdictions.

  (t) To the Knowledge of the Company, there are no facts indicating that (i) the consummation of the Merger or any of the other transactions contemplated by this Agreement will have a Material Adverse Effect on the labor relations of any of the Acquired Companies, or (ii) any of the officers, key employees, consultants or independent contractors of any Acquired Company intends to terminate his or her employment or engagement with such Acquired Company.

  (u) There are no material personnel manuals, handbooks, policies, rules or procedures applicable to employees of the Acquired Companies, other than those set forth in Part 3.16(u) of the Company Disclosure Schedule, true and complete copies of which have been made available to Parent. There are no material customs or customary practices regarding employees that could be deemed to be binding on the Acquired Companies.

  (v) No employee of any of the Acquired Companies has been dismissed in the last twelve months or has given notice of termination of his or her employment with the relevant Acquired Company. None of the Acquired Companies has any unsatisfied obligations of any material nature to any of its former employees, independent contractors or consultants, and their termination was in compliance with Legal Requirements and agreements.

  (w) No Person has any agreement, whether written or otherwise, with any of the Acquired Companies under which that Person acts as a consultant, independent contractor or in a similar capacity for the relevant Acquired Company, whether on a full or part time, retainer basis or otherwise and is entitled to annual cash compensation in excess of US$150,000. Part 3.16(w) of the Company Disclosure Schedule sets forth as of the date of this Agreement all payments and benefits payable or which the relevant Acquired Company is bound to provide (whether now or in the future) to each such consultant

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or similar provider, including fees, bonuses, commissions, expenses reimbursement and any other benefit, and start date for each such consultant or similar provider. To the extent the arrangements and agreements with the Persons on Part 3.16(w) of the Company Disclosure Schedule are in writing, true and complete copies of which have heretofore been made available to Parent. All Persons listed on Part 3.16(w) of the Company Disclosure Schedule, as well as former consultants and independent contractors, are and have been properly classified as independent contractors, there has been no employer-employee relationship between the relevant Acquired Company and any such Person and any service provider on its behalf, and such Persons are not entitled to any rights under the labor and/or employment laws of any applicable jurisdictions, including severance pay from the applicable Acquired Company, and any such Persons have received all of the rights and compensation to which they are entitled according to Legal Requirements and agreements.

3.17  Environmental Matters.  Each of the Acquired Companies (i) is in compliance with all applicable material Environmental Laws, (ii) possesses all permits and other Governmental Authorizations required under applicable material Environmental Laws, and (iii) is in compliance in all material respects with the terms and requirements of such Governmental Authorizations. None of the Acquired Companies has as of the date of this Agreement received any written notice or other communication (whether from a Governmental Body, citizens group, employee or otherwise) asserting that any of the Acquired Companies is or was not in compliance with any Environmental Law, and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the compliance by any of the Acquired Companies with any Environmental Law in the future. To the Knowledge of the Company, (A) no current or prior owner of any property leased or controlled by any of the Acquired Companies has received any written notice or other communication (from a Governmental Body, citizens group, employee or otherwise) asserting that such current or prior owner or any of the Acquired Companies is or was not in compliance with any Environmental Law, (B) all property that is leased to, controlled by or used by any of the Acquired Companies, and all surface water, groundwater and soil associated with or adjacent to such property, is in clean and healthful condition and is free of any material environmental contamination of any nature, (C) none of the property leased to, controlled by or used by any of the Acquired Companies contains any underground storage tanks, asbestos, equipment using PCBs or underground injection wells, and (D) none of the property leased to, controlled by or used by any of the Acquired Companies contains any septic tanks in which process wastewater or any Materials of Environmental Concern have been disposed of. No Acquired Company has ever sent or transported, or arranged to send or transport, any Materials of Environmental Concern to a site that, pursuant to any applicable Environmental Law, (1) has been placed on the “National Priorities List” of hazardous waste sites or any similar Israeli or United States state list, (2) is otherwise designated or identified as a potential site for remediation, cleanup, closure or other environmental remedial activity, or (3) is subject to a Legal Requirement to take “removal” or “remedial” action as detailed in any applicable Environmental Law or to make payment for the cost of cleaning up the site.

3.18  Insurance.   Copies of all insurance policies and all self insurance programs and arrangements relating to the business, assets, employees and operations of the respective Acquired Companies, other than Acquired Company Benefit Plans, have been made available to Parent. Each of such insurance policies is in full force and effect, all premiums due and payable thereon have been paid, and the Company has reasonably determined that the dollar amounts and scope of coverage of such insurance policies (a) are adequate for the business engaged in by the Acquired Companies, and (b) comply with the applicable requirements of all Acquired Company Contracts and Legal Requirements. Since July 25, 2007, none of the Acquired Companies has received any notice or other communication regarding any actual or possible (i) cancellation or invalidation of any insurance policy, (ii) refusal of any coverage or rejection of any material claim under any insurance policy, or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation claim or other claim under or based upon any insurance policy of any of the Acquired Companies that is material to the business of the Acquired Companies.

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3.19  Transactions with Affiliates; Potential Conflicts of Interest.

  (a) Since July 25, 2007, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part 3.19(a) of the Company Disclosure Schedule identifies each Person who is an “affiliate” (as that term is used in Rule 145 under the Securities Act) of the Company as of the date of this Agreement and all Company Shares and Company Compensatory Awards held by each such Person as of the date of this Agreement. Each transaction between any Acquired Company and any affiliate of such Acquired Company has been properly authorized and approved in accordance with the Israeli Companies Law and any other applicable Legal Requirement.

  (b) To the Knowledge of the Company, no current or former officer or director of any of the Acquired Companies, and no other Person that owns (beneficially or of record) more than 5% of the outstanding shares of any of the Acquired Companies, and no affiliate or relative of any such officer, director or other Person (i) owns, directly or indirectly, any interest in, or is an officer, director, employee or consultant of, any Person that is a competitor, lessor, lessee, licensor, licensee, customer or supplier of or to any of the Acquired Companies, (ii) owns, directly or indirectly, in whole or in part, any Acquired Company IP or any other property that any of the Acquired Companies is using or the use of which is necessary for the business of any of the Acquired Companies, (iii) has any claim, charge, action or cause of action against any of the Acquired Companies, except for any unasserted claims for accrued vacation pay, any unasserted claims for accrued benefits under Acquired Company Benefit Plans and any unasserted claims for compensation not yet payable and expense reimbursements not yet due, (iv) has received or may have a right to receive, from any of the Acquired Companies, any payment of any commission, fee or other amount, or (v) has any indebtedness for borrowed money to, or from, any of the Acquired Companies.

3.20  Legal Proceedings.

  (a) There is no pending Legal Proceeding, and, to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding (i) that involves any of the Acquired Companies or any of the assets owned or used by any of the Acquired Companies, or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement.

  (b) There is no material order, writ, injunction, judgment or decree to which any of the Acquired Companies, or any of the assets owned or used by any of the Acquired Companies, is subject.

3.21  Products.

  (a) Each Acquired Company Product confirms and complies in all material respects with the terms and requirements of any applicable warranty or other Contract and with all applicable Legal Requirements and published specifications.

  (b) Each Acquired Company Product implements industry standard measures designed to prevent the introduction of code that might (i) disrupt, disable, harm or otherwise impede in any manner the operation of a computer program or a computer system or the equipment on which such code resides, or (ii) damage or destroy any data or files residing on a computer or computer system, or compromise the privacy or data security of a user, without the consent of the user of such computer or computer system (“Malicious Code”) into Acquired Company Products.

  (c) Since July 25, 2007 and to the date of this Agreement, no customer or other Person has asserted or threatened in writing to assert any material claim against any of the Acquired Companies under or based upon any warranty relating to any Acquired Company Product.

3.22  Authority; Binding Nature of Agreements.  The Company has all necessary right, power and authority to enter into and to perform its obligations under this Agreement, except that consummation of the Merger is subject to obtaining the Required Company Shareholder Vote. The board of directors of the Company, at a meeting duly called and held, pursuant to a unanimous vote of all its members, has (i) determined that the Merger is fair and in the best interests of the holders of the Company Shares, and that,

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taking the Company’s financial situation into account, there is no reasonable concern that in consequence of the Merger the Surviving Corporation will not be able to meet the Company’s obligations to its creditors existing immediately prior to the Closing, (ii) authorized, approved and declared advisable the execution, delivery and performance of this Agreement, and all the transactions contemplated by this Agreement and any of the other agreements referenced in this Agreement (to the extent applicable to the Company), by the Company, (iii) approved and declared advisable the Merger, and (iv) recommended the approval of the Merger by the holders of Company Shares and directed that the Company take all action required to submit the Merger for consideration by the Company’s shareholders at the Company General Meeting, in each case in accordance with the provisions of the Israeli Companies Law. No separate approval of the audit committee of the Company’s board of directors or any other committee or organ of the Company or its board of directors is necessary in connection with the Merger or any of the other transactions contemplated by this Agreement. This Agreement constitutes legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.23  No Existing Discussions.  None of the Acquired Companies, and no Representative of any of the Acquired Companies, is, or has at any time since October 27, 2010 through the date of this Agreement been, engaged directly or indirectly in any discussions or negotiations with any other Person relating to any Acquisition Proposal.

3.24  Vote Required.  Assuming the accuracy of the representation set forth in Section 4.5, the affirmative vote of a majority of the voting power of the Company present and voting at the Company General Meeting, excluding abstentions (the “Required Company Shareholder Vote”) is the only vote of the holders of any shares of the Company necessary to approve the Merger. The quorum required for the Company General Meeting is two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate at least 25% of the voting power of the Company. No vote or approval of (i) any creditor of any of the Acquired Companies, (ii) any holder of any option granted by any of the Acquired Companies, or (iii) any shareholder of any of the Company’s Subsidiaries is necessary in order to approve or permit the consummation of the Merger.

3.25  Non-Contravention; Consents.  Neither (1) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor (2) the consummation of the Merger, will directly or indirectly (with or without notice or lapse of time):

  (a) contravene, conflict with or result in a violation of (i) any of the provisions of the memorandum of association, articles of association or other charter or organizational documents of any of the Acquired Companies, or (ii) any resolution adopted by the shareholders, the board of directors or any committee of the board of directors of any of the Acquired Companies;

  (b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which any of the Acquired Companies, or any of the assets owned or used by any of the Acquired Companies, is subject;

  (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy or require any refund or recapture with respect to, any Governmental Grant, or any benefit provided or available under any Governmental Grant, or other Governmental Authorization that is held by any of the Acquired Companies or that otherwise relates to the business of any of the Acquired Companies or to any of the assets owned or used by any of the Acquired Companies;

  (d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Acquired Company Contract, or give any Person the right to (i) declare a default or exercise any remedy under any Acquired Company Contract, (ii) receive or require a rebate, chargeback, penalty or change in delivery schedule under any Acquired Company Contract, (iii) accelerate the

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maturity or performance or any rights or obligations of any Acquired Company Contract, or (iv) cancel, terminate or modify any term of Acquired Company Contract;

  (e) result in the imposition, creation or crystallization of any Encumbrance upon or with respect to any asset owned or used by any of the Acquired Companies, except for Permitted Liens; or

  (f) result in, or reasonably expected to increase the likelihood of, (i) the disclosure, release or delivery to any escrowholder, trustee or other Person of any source code of the Acquired Company Products, or (ii) the transfer of any material asset of any of the Acquired Companies to any Person.

Except as may be required by the Exchange Act, the Israeli Securities Law, the HSR Act, the Israeli Restrictive Trade Practices Law, FINRA, the NASD and the Nasdaq Stock Market, none of the Acquired Companies was, is or will be required to make any delivery to or filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, or (y) the consummation of the Merger and any of the other transactions contemplated by this Agreement.

3.26  Fairness Opinion.  Prior to the execution of this Agreement, the Company’s board of directors has received the written opinion of Bank of America Merrill Lynch, financial advisor to the Company (the “Company Financial Advisor”), dated the date thereof, to the effect that, based on and subject to the various qualifications and assumptions therein, the consideration to be received by the shareholders of the Company in the Merger is fair to the shareholders of the Company from a financial point of view, and such opinion has not been withdrawn or modified. The Company will make available, solely for information purposes, an accurate and complete copy of said written opinion to Parent immediately following the execution of this Agreement.

3.27  Financial Advisors; Transaction Expenses.

  (a) Except for the Company Financial Advisor, no broker, finder, financial advisor or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of any of the Acquired Companies. Part 3.27 of the Company Disclosure Schedule sets forth the total of all fees, commissions and other similar amounts that have been paid by the Acquired Companies to the Company Financial Advisor and all fees, commissions and other similar amounts that may become payable to the Company Financial Advisor by the Acquired Companies if the Merger is consummated. The Company has made available to Parent accurate and complete copies of all Contracts under which any fees, commissions or other amounts have been paid to or may become payable relating to the Merger, and all indemnification and other agreements, related to the engagement of the Company Financial Advisor.

  (b) Part 3.27 of the Company Disclosure Schedule sets forth the Transaction Expenses paid through the date hereof by the Company and the Company’s current reasonable estimate of such Transaction Expenses from the date hereof through the Closing, presented on an aggregate basis by category for each of the following categories of expenses: legal counsel, financial advisors, investment bankers and accountants, proxy solicitors, public relations firms and investor relations firms.

3.28  No Ownership of Parent Ordinary Shares.  None of the Acquired Companies owns, beneficially or of record, any shares of Parent Ordinary Shares.

3.29  Export Compliance.  The Acquired Companies have conducted its export transactions in accordance with applicable provisions of United States export control laws and regulations, including, but not limited to, the Export Administration Act and implementing Export Administration Regulations, the requirements of the Israeli Ministry of Defense or an authorized body thereof, or any other Legal Requirements relating to the development, commercialization, import or export of technology.

3.30  Full Disclosure.  None of the information supplied or to be supplied by or on behalf of any of the Acquired Companies for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is mailed to the shareholders of the Company or at the time of the Company General Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under

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which they are made, not false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, the Company makes no representations or warranty with respect to information supplied by Parent or Merger Sub with respect to Parent or Merger Sub that is contained in the Proxy Statement.

Section 4.  Representations and Warranties of Parent and Merger Sub.

Parent represents and warrants to the Company that, except as set forth in the Parent SEC Documents:

4.1  Corporate Organization.  Each of Parent and Merger Sub is a corporation duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing, individually or in the aggregate, would not prevent or materially delay consummation of the transactions or otherwise prevent Parent or Merger Sub from performing any of their material obligations under this Agreement.

4.2  Authority; Binding Nature of Agreement.  Each of Parent and Merger Sub has all necessary right, power and authority to enter into and to perform its obligations under this Agreement. The board of directors of Parent (at a meeting duly called and held) has authorized and approved the execution, delivery and performance of this Agreement by Parent. The board of directors of Merger Sub has unanimously (a) determined that the Merger is fair to, and in the best interest of, Merger Sub and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors, (b) approved this Agreement and the Merger, and (c) resolved to recommend that the sole shareholder of Merger Sub approve this Agreement, the Merger and the other transactions pursuant to the terms hereof (which approval has been obtained simultaneously with the execution of this Agreement). This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3  No Shareholder Vote Required.  No vote of the holders of any class or series of Parent’s capital stock is necessary to approve the Merger.

4.4  Non-Contravention; Consents.  Neither the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor the consummation of the Merger by Parent or Merger Sub, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the memorandum of association and articles of association and other charter and organizational documents of either Parent or Merger Sub, or

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or to exercise any remedy or obtain any relief under, (i) any Legal Requirement, or (ii) any order, writ, injunction, judgment or decree to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject.

Except as may be required by the Exchange Act, the Israeli Securities Law, the HSR Act, the Israeli Restrictive Trade Practices Law, FINRA, the NASD or the rules and regulations of the Nasdaq Stock Market, Parent is not required to make any filing with or give any notice to, or to obtain any Consent from, any Person at or prior to the Closing in connection with (A) the execution, delivery or performance of this Agreement by Parent or Merger Sub, or (B) the consummation of the Merger by Merger Sub.

4.5  Share Ownership.  Neither Parent, Merger Sub nor any Person referred to in Section 320(c) of the Israeli Companies Law with respect to Parent and Merger Sub owns any Company Shares.

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4.6  Financing.  Parent currently has, and at the Effective Time, Parent and Merger Sub will have the funds necessary to satisfy all of Parent’s and Merger Sub’s obligations under this Agreement, including to pay all amounts payable pursuant to Section 2.4(a)(iii) and Section (a)(iv) and to pay all fees and expenses in connection therewith. Parent’s and Merger Sub’s obligations hereunder are not subject to a condition regarding Parent’s or Merger Sub’s obtaining funds to consummate the Merger.

4.7  Proxy Statement.  The information supplied by Parent and Merger Sub for inclusion in the Proxy Statement, if any, shall not, as of the date first mailed to the shareholders of the Company, and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its Representatives for inclusion in the Proxy Statement.

4.8  Absence of Litigation.  There is no Legal Proceeding pending or to the knowledge of Parent or Merger Sub, threatened in writing against Parent or Merger Sub, or any property or asset of Parent or Merger Sub, that, individually or in the aggregate, would prevent the consummation of the Merger or seeks to prevent the consummation of the Merger. Neither Parent nor Merger Sub nor any property or asset of Parent or Merger Sub is subject to any settlement agreement or similar written agreement with, any Governmental Body that is reasonably likely to prevent consummation of the Merger.

4.9  Merger Sub.  All of the outstanding capital stock of Merger Sub is owned directly by Parent. Merger Sub is a newly formed entity with no liabilities other than those liabilities that may be owed to Parent or pursuant to the terms of this Agreement; provided that Parent and Merger Sub undertake that any amounts owed by Merger Sub or, following the Effective Time, by the Surviving Corporation, to Parent will be paid to it only to the extent such payment will not derogate from the ability of the Surviving Corporation to fulfill its obligations to its other creditors.

4.10  Broker.  No agent, broker, finder or investment banker (other than JP Morgan) is entitled to any brokerage, finder’s or other fee or commission payable by the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

4.11  HSR Fair Market Valuation Determination.  Parent has determined, or shall have determined by a date that is not more than sixty (60) days prior to the Closing Date, by its Board of Directors, or properly authorized designee, in good faith and in accordance with Title 16, Sections 801.10(b) and 802.4 of the U.S. Code of Federal Regulations, that the fair market value of the HSR reportable assets to be acquired in connection with the transaction is not greater than US$63.4 million; provided, however, that in the event Parent determines that the fair market value of the HSR reportable assets to be acquired in connection with the transaction is greater than $63.4 million, Parent has informed the Company thereof. This representation and warranty is made solely for the purpose of determining the applicability to the transactions contemplated by this Agreement of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Section 5.  Certain Covenants of the Company and Parent.

5.1  Access and Investigation.

(a) During the period from the date of this Agreement through the earlier to occur of the Effective Time and the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), subject to applicable Legal Requirements and antitrust laws, data privacy/protection Legal Requirements and regulations relating to the exchange of information, the Company shall, and shall cause the Representatives of the Acquired Companies to (i) provide Parent and Parent’s Representatives with reasonable access during normal business hours upon reasonable advance notice to the respective Representatives, personnel and assets of the Acquired Companies and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies, and (ii) provide or make available Parent and Parent’s Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies, and with such additional financial, operating and other data and information regarding the Acquired Companies, as Parent may reasonably request. Without limiting the generality of the foregoing,

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during the Pre-Closing Period, the Company shall promptly provide or make available to Parent with copies of (A) all material operating and financial reports prepared by the Company for the Company’s senior management, including if any (1) copies of the unaudited monthly consolidated balance sheets of the Company and its consolidated subsidiaries and the related unaudited monthly consolidated statements of operations, statements of shareholders’ equity and statements of cash flows, (2) copies of any sales forecasts, marketing plans, development plans, write-off reports, hiring reports and capital expenditure reports prepared for the Company’s senior management, and (3) to the extent not otherwise publicly available in the Company’s filings with the SEC on the SEC website, copies of the audited annual consolidated financial statements of the Company and its consolidated subsidiaries, (B) any written materials or communications sent by or on behalf of the Company to its shareholders, (C) any material notice, document or other communication sent by or on behalf of any of the Acquired Companies to any party to any Acquired Company Contract or sent to any of the Acquired Companies by any party to any Acquired Company Contract (other than any communication that relates solely to commercial transactions between the Company and the other party to any such Acquired Company Contract and that is of the type sent in the ordinary course of business and consistent with past practices), (D) any notice, report or other document filed with or delivered or sent to any Governmental Body in connection with the Merger or any of the other transactions contemplated by this Agreement, and (E) any material notice, report or other document received by any of the Acquired Companies from any Governmental Body. Any investigation conducted pursuant to the access contemplated by this Section 5.1 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Acquired Companies or damage or destroy any material property or assets of the Acquired Companies.

(b) During the Pre-Closing Period, subject to applicable antitrust laws and regulations relating to the exchange of information, Parent shall, and shall cause its Representatives to (i) provide the Company and the Company’s Representatives with reasonable access to Parent’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to Parent, and (ii) provide the Company and the Company’s Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to Parent, and with such additional financial, operating and other data and information regarding Parent, as the Company may reasonably request.

(c) Nothing in this Agreement shall limit the confidentiality provisions of the Confidentiality Agreement dated September 24, 2010 between the Company and Parent (the “Confidentiality Agreement”), which provisions shall remain in full force and effect in accordance with their terms. In addition, and without limiting the foregoing, Parent agrees that any business, marketing, technical, scientific or other information disclosed by the Acquired Companies or their Representatives in connection with the Merger, which, at the time of disclosure, is designated as confidential (or like designation) shall be used, disclosed or copied only for the purposes of, and only in accordance with, this Agreement and the consummation of the Merger. Parent shall use, at a minimum, the same degree of care as it uses to protect its own confidential information of a similar nature, but no less than reasonable care, to prevent the unauthorized use, disclosure or publication of such confidential information of the Acquired Companies.

(d) Promptly following the execution of this Agreement, the Company will make available any written Acquisition Proposal received by the Company during the period beginning January 1, 2010 and ending on the date of this Agreement.

5.2  Operation of the Company’s Business.

(a) During the Pre-Closing Period, except as (i) set forth in Schedule 5.2, (ii) contemplated or permitted by this Agreement or required by Legal Requirements, (ii) approved in writing (which shall include e-mail) by Parent through the Parent Designated Person (which approval shall not be unreasonably withheld), or (iii) required by the terms of any Contract (a copy of which has been made available to Parent), (A) the Company shall ensure that each of the Acquired Companies conducts its business and operations in the ordinary course and in accordance with past practices, (B) the Company shall use commercially reasonable efforts to ensure that each of the Acquired Companies (1) preserves

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intact its current business organization, (2) keeps available the services of its current officers and key employees and (3) maintains its current relations consistent with prior business practices with material suppliers, customers, landlords, creditors, licensors, licensees, and other Persons having contractual or other business relationships with the respective Acquired Companies, (C) the Company shall collect its receivables in the same manner and on the same terms as such receivables have historically been collected, and (D) the Company shall maintain its status as a “foreign private issuer” as such term is defined in Rule 3b-4 promulgated under the Exchange Act.

(b) During the Pre-Closing Period, except as (v) set forth in Schedule 5.2, (x) contemplated or permitted by this Agreement or required by Legal Requirements, (y) approved in writing (including by e-mail) by Parent through the Parent Designated Person (which approval shall not be unreasonably withheld in the case of clauses (iii), (vi), (vii), (viii), (ix), (xi), (xii), (xiv), (xvii) or (xviii) or (xxiii) (to the extent it relates to clauses (iii), (vi), (vii), (viii), (ix), (xi), (xii), (xiv), (xvii) or (xviii)) below), or (z) required by the terms of any Contract (a copy of which has been made available to Parent), the Company shall not, without the prior written consent of Parent, and shall not permit any of the other Acquired Companies to:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares or other securities, or repurchase, redeem or otherwise reacquire any shares or other securities, except Company Shares repurchased, redeemed or otherwise acquired from current or former employees or consultants of the Acquired Companies pursuant to the exercise of repurchase rights or in connection with Tax withholdings and exercise price settlements upon exercise of Company Options or settlement of Company RSUs consistent with past practices;

(ii) sell, issue, grant or authorize the issuance or grant of (A) any shares or other securities, (B) any option, call, warrant or right to acquire any shares or other securities, or (C) any instrument convertible into or exchangeable for any shares or other securities, except that the Company may issue Company Shares upon the valid exercise of Company Options, or the vesting of Company RSUs, outstanding as of the date of this Agreement and may grant Company Compensatory Awards to employees hired on or after the date of this Agreement consistent with past practices and in accordance with the limitations of clause (xiv) below;

(iii) file, amend or supplement any registration statement with respect to any shares or other securities;

(iv) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company Share Plans or other incentive plans, any provision of any agreement evidencing any outstanding share option, restricted share or restricted share unit, or otherwise modify any of the terms of any outstanding option, restricted share unit, warrant or other security or any related Contract, except as otherwise provided in this Agreement;

(v) amend or permit the adoption of any amendment to its memorandum of association or articles of association or other charter or organizational documents, or effect or become a party to any merger, consolidation, amalgamation, arrangement, share exchange, business combination, recapitalization, reclassification of shares, share split, division or subdivision of shares, share dividend, issuance of bonus shares, reverse share split, consolidation of shares or similar transaction;

(vi) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(vii) transfer any assets to any Subsidiary, other than in the ordinary course of business;

(viii) make any capital expenditure in excess of US$75,000 individually or US$750,000 in the aggregate;

(ix) enter into or become bound by, or permit any of the assets owned or used by it to become bound by or subject to, any Material Contract or Encumbrance, or amend or terminate, or waive or exercise any material right or remedy under, any Material Contract, other than in the ordinary course of business;

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(x) acquire, lease or license any right or other asset, other than Standard Software, from any other Person or sell, transfer, pledge or otherwise dispose of, or lease or license, any right or other asset to any other Person, except in each case for assets acquired, leased, licensed, sold, transferred, pledged or disposed of by the Company in the ordinary course of business and any non-exclusive license of Acquired Company IP in the ordinary course of business, or abandon, waive or relinquish any material right, other than in the ordinary course of business;

(xi) other than in the ordinary course of business consistent with past practices or in accordance with existing accounting policies, write down the value of any of its inventory, write off any receivables or otherwise revalue any of its assets;

(xii) lend money to any Person, or incur or guarantee any indebtedness for borrowed money, other than any Affiliated Company or in the ordinary course of business;

(xiii) establish, adopt or amend in any material respect any Acquired Company Benefit Plan or any plan, policy, arrangement or agreement that would be an Acquired Company Benefit Plan if in effect as of the date of this Agreement, forgive any loans to any of its directors, officers or employees, or pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or any other compensation or remuneration payable to, any of its directors, officers, employees or consultants;

(xiv) hire any employee other than an employee who is not an officer to replace an employee who is not an officer;

(xv) terminate any Key Employee;

(xvi) except as required pursuant to an Acquired Company Benefit Plan or Israeli law or other applicable Legal Requirement, make any severance or termination payment to any officer or other employee;

(xvii) change any of its pricing policies, product return policies, product maintenance or support polices, service policies, product modification or upgrade policies, or personnel policies;

(xviii) change any of its methods of accounting or accounting practices in any respect, except as required by applicable Legal Requirements;

(xix) commence any Legal Proceeding, other than for collections in the ordinary course of business;

(xx) settle any Legal Proceeding having an amount at issue of more than US$250,000;

(xxi) enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices;

(xxii) call or convene any general or special meeting of the shareholders of the Company, other than the Company General Meeting; or

(xxiii) offer, agree or commit to take any of the actions described in clauses (i) through (xxii) of this Section 5.2(b).

(c) During the Pre-Closing Period, promptly following such time as the Company has Knowledge of the occurrence of any event described in clauses (i) through (vi) below, the Company shall notify Parent in writing of (i) any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement, (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement, (iii) any material breach of any covenant or obligation of the Company, (iv) any event, condition, fact or circumstance that would make the timely satisfaction

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of any of the conditions set forth in Section 7 or 7.11 impossible or unlikely or that has had or could reasonably be expected to have a Material Adverse Effect on the Acquired Companies, (v) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the Merger or any of the other transactions contemplated by this Agreement, or (vi) any Legal Proceeding commenced or threatened against, relating to or involving or otherwise affecting any of the Acquired Companies that relates to the consummation of the Merger or any of the other transactions contemplated by this Agreement. No notification given to Parent pursuant to this Section 5.2(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement.

5.3  Certain Tax Matters.  During the Pre-Closing Period except as set forth in Schedule 5.3:

(a) The Company and each of its Subsidiaries will promptly notify Parent of any suit, claim, action, investigation, proceeding or audit pending against or with respect to the Company or any of its Subsidiaries in respect of any Tax and will not settle or compromise any such suit, claim, action, investigation, proceeding or audit or enter into any material closing agreement that would adversely affect Parent’s Tax liability without Parent’s prior written consent.

(b) Except as required by an applicable Legal Requirement pertaining to Taxes, or with Parent’s prior written consent (such consent not to be unreasonably withheld), none of the Company or any of its Subsidiaries will (i) make or change any material Tax election, (ii) file any material amended Tax Return, (iii) agree to any material adjustment of any Tax attribute, (iv) change (or make a request to any taxing authority to change) any of its methods of reporting income or deductions for federal, state, local, Israeli or other foreign income Tax purposes, (v) file any claim for a material refund of Taxes, or (vi) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment that would adversely affect Parent’s Tax liability.

(c) The Company and each of its Subsidiaries will retain all books, documents and records necessary for the preparation of Tax Returns and reports (including previously filed Tax Returns and reports).

5.4  No Solicitation

(a) Except as otherwise permitted by this Section 5.4, until the termination of this Agreement in accordance with the terms hereof, the Company agrees that none of the Acquired Companies shall, and it shall not authorize or permit the Acquired Companies’ Representatives, on its behalf, to, directly or indirectly (i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of, any Acquisition Proposal, provided that the parties acknowledge and agree that nothing in this clause (i) shall be deemed to restrict in any manner the operation of the business of the Acquired Companies, in the ordinary course of business, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, except to notify such Person as to the existence of these provisions, (iv) approve, adopt, endorse or recommend to its shareholders or any other Person any Acquisition Proposal, or (v) enter into any letter of intent or similar document or any agreement, commitment or understanding providing for or contemplating any Acquisition Proposal or a transaction contemplated thereby. Except as permitted by Section 5.4 and subject to compliance with its terms, the Company shall immediately terminate, and shall cause each Acquired Company and its and each Acquired Company’s Representatives to terminate immediately, all activities, discussions or negotiations, if any, with any third party with respect to, or any that would reasonably be expected to lead to, an Acquisition Proposal. The Company shall immediately demand, and request its affiliates to immediately demand, that each person which has heretofore executed a confidentiality agreement with it or any of its affiliates or any Acquired Company or any of its or its affiliates’ or any Acquired Company’s Representatives since January 1, 2010 with respect to such Person’s consideration of a possible Acquisition Proposal (for the purposes of this sentence only, shall substitute for each reference to “85%” and “15%” appearing in the definition of an “Acquisition Transaction,” “75%” and “25%,” respectively) to immediately return or destroy (and have such destruction certified in writing by such Person to the Company hereunder) all confidential

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information heretofore furnished by the Company or any of its affiliates or any Acquired Company or any of its or its affiliates’ or any Acquired Company’s Representatives to such Person or any of such Person’s affiliates or Subsidiaries or any of such Person’s or such Person’s affiliates’ or Subsidiaries’ Representatives with respect to such Person’s consideration of a possible Acquisition Proposal.

(b) Promptly, but in any event within twenty-four (24) hours, after receipt of any Acquisition Proposal by the Company, or any request for nonpublic information or inquiry which it reasonably believes would reasonably be expected to lead to an Acquisition Proposal, the Company shall provide Parent with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry (including, for the avoidance of doubt, the financial terms and conditions of such Acquisition Proposal, request or inquiry), and the identity of the Person or group making any such Acquisition Proposal, request or inquiry, and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. After receipt of the Acquisition Proposal, request or inquiry by the Company, it shall promptly keep Parent informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall promptly provide to Parent a copy of all written materials subsequently provided in connection with such Acquisition Proposal, request or inquiry.

(c) If, prior to the Company General Meeting, the Company receives an unsolicited (including unsolicited by any Voting Undertaking Company Shareholder in breach of its Voting and Support Agreement), bona fide written Acquisition Proposal made after the date hereof which the Company’s board of directors (or any committee thereof charged with such authority) has concluded in good faith, after consultation with outside legal counsel, and after taking into account the legal, financial, fiduciary and other aspects of such unsolicited bona fide written Acquisition Proposal, (y) constitutes or is reasonably likely to constitute a Superior Proposal and (z) that the failure to take some or all of the actions set forth in clause (i) or clause (ii) below with respect to such Acquisition Proposal would constitute a breach of its fiduciary obligations to the Company’s shareholders under applicable Legal Requirements (which for this purpose shall be deemed to consist of Israeli Legal Requirements and, in addition, in order to determine the appropriate standards that would apply to such fiduciary obligations, the Company’s board of directors may also consider and act on the basis of Delaware Legal Requirements), the Company shall promptly, but in any event in less than one (1) day following the date of such conclusion (but in any event at least one (1) Business Day prior to taking the actions set forth in (i) and (ii) below), provide to Parent written notice that shall state expressly (A) that it has received an Acquisition Proposal which constitutes or is reasonably expected to lead to a Superior Proposal, (B) that the Company’s board of directors (or a committee thereof charged with such authority) has made the conclusions set forth in clause (z) above, and (C) the identity of the party making such Acquisition Proposal and the material terms and conditions of the Acquisition Proposal (such notice, the “Superior Proposal Notice”) and may then take the following actions:

(i) furnish nonpublic information that could reasonably be expected to lead to an Acquisition Proposal to the third party making such Acquisition Proposal, provided, that (y) prior to so furnishing, the Company receives from the third party an executed confidentiality agreement containing confidentiality provisions no more favorable to the third party than the confidentiality provisions under the Confidentiality Agreement, and (z) subject to applicable antitrust laws and regulations relating to the exchange of information, promptly following furnishing any such nonpublic information to such third party, the Company furnishes a copy of such nonpublic information to Parent hereunder (to the extent such nonpublic information has not been previously so furnished), and

(ii) engage in discussions and/or negotiations with the third party with respect to the Acquisition Proposal.

(d) In response to the receipt of a Superior Proposal that has not been withdrawn and continues to constitute a Superior Proposal after compliance by the Company with this Section 5.4(d), the board of directors (or any committee thereof charged with such authority) of the Company may (y) withhold or withdraw the Company Board Recommendation, or (z) approve, adopt, endorse or recommend to its

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shareholders a Superior Proposal (any of the foregoing actions, whether by the Company’s board of directors or a committee thereof, a “Change of Recommendation”), only if all of the following conditions are met:

(i) the Company General Meeting has not occurred,

(ii) the board of directors (or any committee thereof charged with such authority) of the Company has concluded in good faith, based on advice of its outside legal counsel, and after taking into account the legal, financial, fiduciary and other aspects of such unsolicited bona fide written Acquisition Proposal, that, in light of such Superior Proposal, the failure of the board of directors to effect a Change of Recommendation would constitute a breach of its fiduciary obligations to its shareholders under applicable Legal Requirements (which for this purpose shall be deemed to consist of Israeli Legal Requirements and, in addition, in order to determine the appropriate standards that would apply to such fiduciary obligations, the Company’s board of directors may also consider and act on the basis of Delaware Legal Requirements), and

(iii) the Company’s board of directors has (x) provided to Parent five (5) Business Days’ prior written notice of its intent to effect a Change of Recommendation (which notice shall include reasonable details of the applicable Superior Proposal and the manner in which it intends to effect the Change of Recommendation), provided that such five (5) Business Day period shall be extended for an additional five (5) Business Days following each modification of the financial or other materials terms of such Superior Proposal so long as the Company’s board of directors determines that such modified proposal continues to constitute a Superior Proposal, (y) subject to applicable antitrust laws and regulations relating to the exchange of information, made available to Parent all materials and information made available to the Person making the Superior Proposal in connection with such Superior Proposal, and (z) for such five (5) Business Day period (plus each applicable extension) following the delivery to Parent of such notice and the provision of the materials and information referred to in (y) above, the Company shall, if requested by Parent, negotiate in good faith with Parent to revise this Agreement with the goal that the Acquisition Proposal that constituted a Superior Proposal would no longer constitute a Superior Proposal.

(e) Unless this Agreement has been terminated in accordance with Section 9.1 and no Legal Proceeding to dispute such termination shall have been commenced by Parent in good faith and is then pending, the Company agrees that it shall not submit to the vote of its shareholders any Acquisition Proposal (whether or not a Superior Proposal) or propose to do so. Nothing contained in this Agreement shall be deemed to restrict the Company from making such disclosures as may be required, based on the advice of the Company’s outside legal counsel, by Israeli or U.S. federal securities laws or applicable fiduciary duties.

(f) Nothing contained in this Section 5.4 shall prohibit the Company or the Company’s board of directors from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement required under Rule 14d-9 under the Exchange Act, and (ii) making any disclosure to its stockholders that the Company Board shall have determined in good faith (after consultation with its outside legal counsel) is required under applicable Legal Requirements (which for this purpose shall be deemed to consist of Israeli Legal Requirements and, in addition, in order to determine the appropriate standards that would apply to such fiduciary obligations, the Company’s board of directors may also consider and act on the basis of Delaware Legal Requirements) and all applicable rules and regulations of the SEC.

Section 6.  Additional Covenants of the Parties.

6.1  Merger Proposal.  As promptly as reasonably practicable after the execution and delivery of this Agreement, (a) the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) (the “Merger Proposal”) to be executed in accordance with Section 316 of the Israeli Companies Law, (b) the Company shall call the Company General Meeting, and (c) within three (3) days from the date of calling of the Company General Meeting, the Company shall deliver and file the Merger Proposal with the Companies Registrar. Each of the Company and Merger Sub shall cause a copy of the Merger Proposal to be delivered to

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each of their secured creditors no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, and shall promptly inform its non-secured creditors of the Merger Proposal and its contents in accordance with Section 318 of the Israeli Companies Law. Promptly after the Company and Merger Sub shall have complied with the preceding sentence, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Israeli Companies Law, that notice was given to their respective creditors under Section 318 of the Israeli Companies Law. In addition to the above, each of the Company and, if applicable, Merger Sub, shall (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) a newspaper circulated in New York City, no later than three Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar, and (C) in such other manner as may be required by applicable law and regulations, (ii) within four Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Israeli Companies Law) of which the Company or Merger Sub, as applicable, is aware, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in sub-Section (i) above, and (iii) send to the “workers committee” or display in a prominent place at the Company’s premises, a copy of the notice published in a daily Hebrew newspaper (as referred to in sub-Section (i)(A) above), no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar.

6.2  Proxy Statement.  As promptly as practicable after the date of this Agreement, but in any event no later than fifteen (15) calendar days after the date of this Agreement, the Company shall prepare and cause to be mailed to the shareholders of the Company the Proxy Statement and cause all required filings to be filed with the SEC. The Company shall use all reasonable efforts (a) to cause the Proxy Statement to comply with all applicable Legal Requirements (including all applicable rules and regulations of the SEC), and (b) to respond promptly to any (if any) comments of the SEC or its staff and any comments of the ISA or its staff. Parent and its outside legal counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement and any material related to the Company General Meeting (and any adjustment or postponement thereof), in each case each time before either such document (or any amendment thereto) is filed with the SEC or published, and reasonable and good faith consideration shall be given to any comments made by such party and its counsel. If any event relating to any of the Acquired Companies occurs, or if the Company becomes aware of any information, that should be disclosed in a supplement to the Proxy Statement, then the Company shall promptly inform Parent thereof and shall promptly file such supplement with the SEC and, if appropriate, promptly mail such supplement to the shareholders of the Company.

6.3  Company General Meeting.

(a) The Company shall take all action necessary under all applicable Legal Requirements to call (as promptly as reasonably practicable after the execution and delivery of this Agreement), give notice of and hold a meeting of the holders of Company Shares to vote on the proposal to approve the Merger (the “Company General Meeting”). Subject to the notice requirements of the Israeli Companies Law and the Articles of Association of the Company and to the occurrence of any acts of war, sabotage, terrorism, acts of God or natural disasters in Israel that prevent the Company from holding the Company General Meeting after using reasonable best efforts to do so, the Company General Meeting shall be held (on a date selected by the Company in consultation with Parent) as promptly as practicable after the date of this Agreement, but in any event no later than 45 days after the date of this Agreement. The Company shall ensure that all proxies solicited in connection with the Company General Meeting are solicited in compliance with all applicable Legal Requirements and shall otherwise comply with all Legal Requirements applicable to such meeting. The Company shall not permit the adjournment or postponement of the Company General Meeting without the prior written consent of Parent; provided, however, that if Parent so requests, the Company shall adjourn or postpone the Company General

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Meeting for a period of up to 45 days. The Company shall use its commercially reasonable efforts to obtain the Required Company Shareholder Vote.

(b) Subject to Section 5.4, the Proxy Statement shall include a statement to the effect that the board of directors of the Company recommends that the Company’s shareholders vote to approve the Merger at the Company General Meeting (the recommendation of the Company’s board of directors that the Company’s shareholders vote to approve the Merger being referred to as the “Company Board Recommendation”). Subject to Section 5.4, the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the board of directors of the Company or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted or proposed.

(c) The Company’s obligation to call, give notice of and hold the Company General Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal, except if the Company terminates this Agreement in accordance with Section 9.1 and no Legal Proceeding to dispute such termination shall have been commenced by Parent in good faith and is then pending.

(d) Promptly after the approval of the Merger by the Company’s shareholders at the Company General Meeting, the Company shall (in accordance with Section 317(b) of the Israeli Companies Law) inform the Companies Registrar of the decision of the Company General Meeting with respect to the Merger.

6.4  Regulatory Approvals.

(a) Each party shall use all commercially reasonable efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report or other document required to be delivered by such party to or filed by such party with any Governmental Body with respect to the Merger, and to submit promptly any additional information requested by such Governmental Body. Without limiting the generality of the foregoing:

(i) Parent shall not more than sixty (60) days, and not less than (40) forty days, prior to the Closing Date determine by its Board of Directors or properly designated designee in good faith and in accordance with Title 16, Sections 801.10(b) and 802.4 of the U.S. Code of Federal Regulations that the fair market value of the HSR reportable assets to be acquired in connection with the transaction is not greater than US$63.4 million; provided, however, that in the event Parent determines that the fair market value of the HSR reportable assets to be acquired in connection with the transaction is greater than $63.4 million, then the provisions of Section 6.4(a)(ii) and (iv) shall apply;

(ii) in the event Parent determines pursuant to Section 6.4(a)(i) that the fair market value of the HSR reportable assets to be acquired in connection with the transaction is greater than US$63.4 million, the Company and Parent shall prepare and file notifications under the HSR Act as promptly as practicable after the Parent informs Company of such determination;

(iii) the Company and Parent shall respond as promptly as practicable to any inquiries or requests received from any Governmental Body with respect to the Merger;

(iv) in the event such a filing is required, each of the Company and Parent agree that, during the term of this Agreement, it will not withdraw its filing under the HSR Act or any other applicable antitrust Legal Requirements without the written consent of the other party or enter into any timing arrangement with any Governmental Body without the written consent of the other party; and

(v) the Company shall use all commercially reasonable efforts to obtain, as promptly as practicable after the date of this Agreement, all Consents that may be required in connection with the Merger, including the approval of the Investment Center.

(b) Each party shall (i) give the other parties prompt notice of the commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger, (ii) keep the other parties

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informed as to the status of any such Legal Proceeding, and (iii) promptly inform the other parties of any communication to or from the any Governmental Body regarding the Merger or any of the other transactions contemplated by this Agreement. The parties will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Legal Proceeding relating to the Merger. In addition, except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such Legal Proceeding under or relating to any antitrust or fair trade law, each party will permit authorized Representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding.

6.5  Company Compensatory Awards.

(a) Except as otherwise provided in Section 6.5(b) or on Schedule 6.5(a), at the Effective Time by virtue of the Merger and without any action on the part of the holders thereof, each Company Option, Company RSU and other equity-based award denominated in Company Shares (each such award, a “Company Compensatory Award”) that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by Parent and converted automatically at the Effective Time into an option, restricted stock unit award or other equity-based award, as the case may be, denominated in Parent Ordinary Shares and which has other terms and conditions substantially identical to those of the related Company Compensatory Award, except that (i) the number of Parent Ordinary Shares subject to each such award shall be determined by multiplying the number of Company Shares subject to such Company Compensatory Award immediately prior to the Effective Time by a fraction (the “Award Exchange Ratio”), the numerator of which is the Per Share Merger Consideration and the denominator of which is the average closing price of a Parent Ordinary Share on NASDAQ over the five (5) trading days immediately preceding (but not including) the date on which the Effective Time occurs (rounded down to the nearest whole share), and (ii) if applicable, the exercise or purchase price per Parent Ordinary Share (rounded upwards to the nearest whole cent) shall equal (x) the per share exercise or purchase price per Company Share otherwise purchasable pursuant to such Company Compensatory Award immediately prior to the Effective Time divided by (y) the Award Exchange Ratio; provided, however, that in no case shall the exchange of a Company Option be performed in a manner that is not in compliance with the adjustment requirements of Section 409A of the Code and, with respect to Company Options intended to qualify as incentive stock options under Section 422 of the Code, Section 424 of the Code or Section 1.424-1 of the Treasury Regulations. Notwithstanding the foregoing, nothing in this Section 6.5 shall restrict any holder of Company Compensatory Award from exercising any vested portion of the Company Compensatory Award into Company Shares (including by way of cashless exercise if allowed by the Company), at any time prior to the Effective Time.

(b) Notwithstanding the foregoing clause (a), each Company Compensatory Award that is held by a person who is not an employee of, or a consultant to, the Company or any Subsidiary of the Company as of the Effective Time (the “Cashed Out Compensatory Awards”) shall not be assumed by Parent pursuant to this Section 6.5(b) and shall, immediately prior to the Effective Time, be cancelled and extinguished and the vested portion (and, in the case of non-employee members of the Company Board, the unvested portion to the extent such unvested portion will automatically vest on the Closing Date pursuant to the underlying grant agreement or any other Acquired Company Benefit Plan) thereof shall automatically be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of Company Shares that were issuable upon exercise or settlement of the vested portion (and, in the case of non-employee members of the Company Board, the unvested portion to the extent such unvested portion will automatically vest on the Closing Date pursuant to the underlying grant agreement or any other Acquired Company Benefit Plan) of such Cashed Out Compensatory Award immediately prior to the Effective Time (after giving effect to any acceleration provided under the terms of the applicable Company Share Plan under which the Company Compensatory Award was granted, the applicable award agreement and any other Acquired Company Benefit Plan disclosed in Part 3.16(a) of the Company Disclosure Schedule) and (ii) the Per Share Merger Consideration, less any per share

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exercise price or purchase price of such Cashed Out Compensatory Award. In the event any Cashed Out Compensatory Award is subject to Section 409A of the Code, the payment of the amount of cash with respect thereto shall be delayed to the extent necessary to comply with Section 409A of the Code.

(c) The Company shall take such action as may be reasonably necessary to provide that following the Effective Time, no holder of a Company Compensatory Award or any participant in any Company Share Plan, or other Acquired Company Benefit Plan or employee benefit arrangement of the Company or under any employment agreement shall have any right hereunder to acquire any Company Shares, any interest in Company Shares (including any “phantom” stock or stock appreciation rights) or any other interest in the equity of the Company, any of its Subsidiaries or the Surviving Corporation, including in the event the assumption of the Company Compensatory Awards is delayed in accordance with Section 6.5(e). Notwithstanding the foregoing, on the first day of any fiscal year commencing after the date of this Agreement and prior to the Effective Time, the Company shall cause the number of shares reserved for issuance pursuant to the Company 2007 Incentive Compensation Plan to increase by the maximum amount permissible under Section 4.1(y)(i) and (ii) of the Company 2007 Incentive Compensation Plan without giving effect to Section 4.1(y)(iii) of the Company 2007 Incentive Compensation Plan.

(d) As soon as reasonably practicable following the date of this Agreement and in any event prior to the Effective Time, the board of directors of the Company (or, if appropriate, any committee administering the Company Share Plans) shall adopt such resolutions that are necessary for the assumption and conversion of the Company Compensatory Awards and Company Restricted Share Awards pursuant to this Section 6.5.

(e) As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants, in coordination with Parent, to prepare and file with the Israeli Tax Authority an application for a ruling in relation to the assumption by Parent of Company Compensatory Awards granted to Israeli employees, service providers and officers of the Company which will provide, among other things that (i) the assumption of the Company Compensatory Awards will not result in a taxable event with respect to such Company Compensatory Awards pursuant to Section 3(i) or Section 102 of the Israeli Tax Ordinance (“Section 102”), and with respect to such Company Compensatory Awards subject to Section 102 that tax continuity shall apply including with regard to the requisite holding period which will be deemed to have begun at the time of the grant of Company Compensatory Awards and with regard to the classification of the gain, (ii) the payments made in respect to Shares issued upon exercise or vesting of Company Compensatory Awards granted under the capital gains route of Section 102 and held by the trustee who is holding or controlling such Shares pursuant to the provisions of Section 102 (the “102 Trustee”), shall not constitute a violation of Section 102 if deposited with the 102 Trustee and released only after the lapse of the minimum trust period required by Section 102 (the “102 Trust Period”), (iii) Parent and anyone acting on its behalf shall be exempt from withholding tax in relation to any payments made to the 102 Trustee (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Israeli Option Tax Ruling”). Each of Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Option Tax Ruling. Subject to the terms and conditions hereof, Company shall use reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Legal Requirements to obtain the Israeli Option Tax Ruling as promptly as practicable. The final text of the Israeli Option Tax Ruling or the Interim Option Ruling shall in all circumstances be subject to the prior written confirmation of Parent or its counsel, which consent shall not unreasonably be withheld, conditioned or delayed. If the Israeli Option Tax Ruling is not granted prior to Closing, the Company shall seek to receive prior to the Closing an interim tax ruling confirming that Parent and anyone acting on its behalf shall be exempt from Israeli withholding tax in relation to any payments made to the 102 Trustee (the “Interim Option Ruling”). In the event that the Israeli Option Tax Ruling has not been received by the Closing, the Parent shall delay the assumption of the Company Compensatory Awards held by Israeli residents until receipt of either the Israeli Option Tax Ruling or a separate confirmation from the Israeli Tax Authority that such assumption

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will not constitute a tax event in Israel. In the event that the Israeli Option Tax Ruling has not been received within 180 days of the Closing, and unless otherwise instructed by the Israeli Tax Authority, the Parent will assume the Company Compensatory Awards as provided above and shall withhold any amount that may be required under law.

(f) As soon as reasonably practicable after the Effective Time, and in no event later than ten (10) Business Days thereafter, Parent shall file with the SEC a registration statement on Form S-8 with respect to the Parent Ordinary Shares issuable upon exercise or vesting of the Company Compensatory Awards assumed by Parent hereunder and Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as the Company Compensatory Awards remain outstanding. Notwithstanding anything in this Agreement to the contrary, Parent shall not issue any Parent Ordinary Shares in respect of any Company Compensatory Awards until the Form S-8 to be filed as herein provided has become effective.

6.6  Directors and Officers Indemnification and Liability Insurance.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to fulfill and honor the obligations of the Company pursuant to any indemnification agreements of the Company, on the one hand, and any of its officers and directors (collectively, the “Indemnified Persons”), on the other hand (the “Indemnification Agreements”), which agreements shall survive the Merger and continue in full force and effect in accordance with their respective terms as in effect on the date of this Agreement, and any indemnification, exculpation or advancement of expenses provisions under the Articles of Association of the Company as in effect immediately prior to the date hereof.

(b) Parent shall cause the Articles of Association of the Surviving Corporation to contain provisions with respect to indemnification and exemption that are at least as favorable to the Indemnified Persons as those contained in the Company’s Articles of Association as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of seven years from the Effective Date in any manner that would adversely affect the rights of the Indemnified Persons thereunder, unless such modification is required by Legal Requirements.

(c) From the Effective Time until the seventh (7th) anniversary of the Effective Time, Parent shall or shall cause the Surviving Corporation to maintain in effect, for the benefit of the persons who were directors and executive officers of the Company immediately prior to the Effective Time with respect to their acts or omissions occurring prior to the Effective Time, any existing policy of directors’ and officers’ liability insurance maintained by the Company for the benefit of such directors and executive officers as of the date of this Agreement in the form or forms disclosed by the Company to Parent prior to the date of this Agreement (collectively the “Existing Policy”); provided, however, that (i) the Surviving Corporation may substitute for the Existing Policy a policy or policies on comparably the same terms in the aggregate with respect to coverage and amount to those of the Existing Policy in effect on the date hereof, and (ii) the Surviving Corporation shall not be required to pay annual premiums for the Existing Policy (or for any substitute policies) in excess of two hundred percent (200%) of the aggregate premium paid by the Company and its Subsidiaries in the year ended December 31, 2009 for such coverage, provided, however, that in the event any future annual premiums for the Existing Policy (or any substitute policies) exceed such cap, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to such cap. Notwithstanding the foregoing, at any time prior to the Effective Time, the Company shall have the right to, following notice to Parent, and shall at the request of Parent, purchase a “tail” directors’ and officers’ liability insurance policy, for a total premium in aggregate of no more than two hundred seventy-five percent (275%) of the aggregate premium paid by the Company and its Subsidiaries in the year ended December 31, 2009, covering the same persons and providing the same terms with respect to coverage and amount as aforesaid, and that by its terms shall provide coverage until the seventh (7th) anniversary of the Effective Time, and upon the purchase of such insurance Parent’s and the Surviving Corporation’s obligations pursuant to the first sentence of this Section 6.6(c) shall be deemed satisfied.

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(d) If Parent or the Surviving Corporation or any of their successors or assigns shall (i) consolidate with or merge into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of Parent and/or the Surviving Corporation set forth in this Section 6.6.

(e) The rights of each Indemnified Person under this Section 6.6 shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person. Parent shall pay all reasonable expenses, including attorney fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations under this Section 6.6.

6.7  Additional Agreements.

(a) Subject to Section 6.7(b), Parent and the Company shall use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to Section 6.7(b), each party (i) shall make all deliveries and filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, (ii) shall use all reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement, and (iii) shall use all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger. The Company shall promptly deliver to Parent a copy of each such delivery or filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

(b) Notwithstanding anything to the contrary contained in this Agreement, Parent shall not have any obligation under this Agreement (i) to dispose or transfer or cause any of its Subsidiaries to dispose of or transfer any assets, or to commit to cause any of the Acquired Companies to dispose of any assets (other than payment of the consideration pursuant to Section 2.4(a)(iii) and 2.4(a)(iv)), (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or to commit to cause any of the Acquired Companies to discontinue offering any product or service, (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available, to any Person, any Technology or Intellectual Property Right, or to commit to cause any of the Acquired Companies to license or otherwise make available to any Person any Technology or Intellectual Property Right, (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date), or to commit to cause any of the Acquired Companies to hold separate any assets or operations, (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations or the future operations of any of the Acquired Companies, or (vi) to contest any Legal Proceeding relating to the Merger if Parent determines in good faith that contesting such Legal Proceeding would not be advisable.

(c) Unless the board of directors of the Company shall have effected a Change in Recommendation, the Company shall, at the reasonable request of Parent, execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be necessary to evidence or effect the consummation of this Agreement and the transactions contemplated by this Agreement.

6.8  Disclosure.  Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or any of the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Company shall not, and shall direct its Representatives not to, make any disclosure regarding the Merger or any of the other transactions contemplated by this Agreement unless (a) Parent shall have approved such disclosure (such approval not to be unreasonably withheld or delayed), or (b) the Company shall have been advised in writing by its outside legal counsel that such disclosure is required by applicable Legal Requirements.

6.9  Securityholder Litigation.  The Company shall control and shall give Parent, at its sole cost and expense, the opportunity to participate in, the defense or settlement of any securityholder litigation against the

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Company and/or its directors relating to the transactions contemplated in this Agreement, and no settlement shall be agreed to without Parent’s prior consent (such consent not to be unreasonably withheld or delayed).

Section 7.  Conditions Precedent to Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

7.1  Accuracy of Representations.  The representations and warranties of the Company set forth in:

(a) this Agreement (other than in Section 3.3, Section 3.9(d), Section 3.9(f), Section 3.9(i), Section 3.9(k), Section 3.22, Section 3.23, Section 3.24 and Section 3.27) shall be true and correct (without giving effect to any qualification as to materiality or “Material Adverse Effect” set forth therein) as of the date of this Agreement and at and as of the Closing Date as though made on or as of such date (other than, in each case, those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, that need only be true and correct (without giving effect to any qualification as to materiality or “Material Adverse Effect” set forth therein) as of such particular date or with respect to such specified period), except where the failure of such representations and warranties (as modified above, but including those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time) to be true and correct as of the date hereof or at and as of the Closing Date has not had, individually or in the aggregate, a Material Adverse Effect;

(b) Section 3.3 shall be true and correct in all respects as of the date hereof and at and as of the Closing Date as though made on or as of such date, except where the failure of such representations and warranties to be true and correct as of the date of this Agreement and at and as of the Closing Date does not, directly or indirectly, result in additional costs to Parent or the Surviving Corporation in excess of $5,000,000 in the aggregate (excluding the issuance of Company Shares upon the exercise of Company Compensatory Awards);

(c) each of Section 3.9(d), Section 3.9(f), Section 3.9(i), and Section 3.9(k), to the extent not qualified by materiality or “Material Adverse Effect,” shall be true and correct in all material respects, and to the extent so qualified, shall be true and correct in all respects, as of the date of this Agreement and at and as of the Closing Date as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, that need only be true and correct in all material respects, or in all respects, as applicable, as of such particular date or with respect to such specified period), except where the failure of such representations and warranties (as modified above, but including those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time) to be true and correct as of the date hereof or at and as of the Closing Date has not, individually or in the aggregate, materially impacted the Company’s ability to develop, support or commercialize its current products and services; and

(d) each of Section 3.22, Section 3.23, Section 3.24 and Section 3.27, to the extent not qualified by materiality or “Material Adverse Effect,” shall be true and correct in all material respects, and to the extent so qualified, shall be true and correct in all respects, as of the date of this Agreement and at and as of the Closing Date as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, that need only be true and correct in all material respects, or in all respects, as applicable, as of such particular date or with respect to such specified period).

7.2  Performance of Covenants.  Each covenant or obligation that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects. Notwithstanding the foregoing, any failure by the Company to notify Parent in writing pursuant to Section 5.2(c)(i), (ii) or (iv) shall not constitute a failure of the Company to comply with or perform its covenants or obligations for purposes of this Section 7.2; provided, however, that the rights of Parent or Merger Sub are not materially prejudiced as a result of such failure.

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7.3  Company Shareholder Approval.  The Merger shall have been duly approved by the Required Company Shareholder Vote.

7.4  Consents.  All consents identified in Schedule 7.4 shall have been obtained and shall be in full force and effect.

7.5  Certificates

(a) Parent and the Company shall have received a certificate executed on behalf of the Company by its Chief Executive Officer confirming that the conditions set forth in Sections 7.1, 7.2, 7.3, 7.4, 7.7 and 7.8, have been duly satisfied.

(b) Voltaire, Inc. will provide to Parent at the Closing a certificate and notice to the IRS pursuant to Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), executed by Voltaire, Inc. and in form and substance satisfactory to Parent.

7.6  Resignations.  Parent shall have received the written resignations of all executive officers and directors of each of the Acquired Companies, or evidence of an action taken by the Company’s board of directors to ensure that such individuals are no longer acting, as executive officers and directors, respectively, effective as of the Effective Time.

7.7  Employees.  Not more than 33% of the Designated Employees shall have terminated their employment with the Company or tendered their resignation to the Company, with such resignation taking effect prior to the Closing.

7.8  No Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred and be continuing any Material Adverse Effect on the Acquired Companies.

7.9  Antitrust Clearances.  If an HSR notification has been submitted pursuant to Section 6.4(a)(i), the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and any Consent required under any applicable Israeli antitrust law or regulation shall have been obtained.

7.10  No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

7.11  No Governmental Litigation.  There shall not be instituted and pending any Legal Proceeding by a Governmental Body challenging or seeking to restrain or prohibit the consummation of the Merger.

7.12  No Other Litigation.  There shall not be pending any Legal Proceeding by a Governmental Body that would be reasonably likely to have a Material Adverse Effect on the Acquired Companies or on Parent (a) seeking to prohibit or limit in any material respect Parent’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to any of the shares of any of the Acquired Companies, or (b) which would materially and adversely affect the right of Parent, or any of the Acquired Companies, to own the assets or operate the business of the Acquired Companies.

Section 8.  Conditions Precedent to Obligation of the Company

The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing, of the following conditions:

8.1  Accuracy of Representations

(a) The representations and warranties of Parent in this Agreement that do not contain materiality qualifications shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date.

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(b) The representations and warranties of Parent in this Agreement that contain materiality qualifications shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date.

8.2  Performance of Covenants.  All of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3  Company Shareholder Approval.  The Merger shall have been duly approved by the Required Company Shareholder Vote.

8.4  Documents.  The Company shall have received a certificate executed on behalf of Parent by an executive officer of Parent, confirming that the conditions set forth in Sections 8.1 and 8.2 have been duly satisfied.

8.5  HSR Act.  If an HSR notification has been submitted pursuant to Section 6.4(a)(i), the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; any similar waiting period under any applicable Israeli antitrust law or regulation shall have expired or been terminated; and any Consent required under any applicable Israeli antitrust law or regulation shall have been obtained.

8.6  No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by the Company shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger by the Company illegal.

8.7  No Governmental Litigation.  There shall not be instituted and pending any Legal Proceeding by a Governmental Body of competent jurisdiction challenging or seeking to restrain or prohibit the consummation of the Merger.

Section 9.  Termination

9.1  Termination.  This Agreement may be terminated prior to the Effective Time, except as otherwise set forth below, whether before or after approval of the Merger by the Company’s shareholders:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated by April 21, 2011 (the “Outside Date”); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(b) if the failure to consummate the Merger by the Outside Date solely arises from or is directly attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by either Parent or the Company if (i) the Company General Meeting, including any adjournments and postponements thereof, shall have been held and completed and the Company’s shareholders shall have taken a final vote on the proposal to approve the Merger, and (ii) the Merger shall not have been approved at such meeting by the Required Company Shareholder Vote (and shall not have been approved at any adjournment or postponement thereof); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(d) if the failure to obtain such shareholder approval solely arises from or is directly attributable to a failure on the part of such party to perform any material obligation required to be performed by such party at or prior to the Effective Time;

(e) by Parent at any time prior to the approval of the Merger by the Required Company Shareholder Vote if a Company Triggering Event shall have occurred;

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(f) by Parent if (i) any of the Company’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 7.1 would not be satisfied, or (ii) any of the Company’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that if an inaccuracy in the Company’s representations and warranties or a breach of a covenant by the Company is curable by the Company and the Company is continuing to exercise all commercially reasonable efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 9.1(f) on account of such inaccuracy or breach;

(g) by the Company if (i) any of Parent’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 8.1 would not be satisfied, or (ii) any of Parent’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 8.2 would not be satisfied; provided, however, that if an inaccuracy in Parent’s representations and warranties or a breach of a covenant by Parent is curable by Parent and Parent is continuing to exercise all commercially reasonable efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 9.1(g) on account of such inaccuracy or breach;

(h) by the Company, in connection with a Change of Recommendation of the Company pursuant to Section 5.4(d) following compliance in full with all of the Company’s obligations under Section 5.4 in respect of the applicable Change of Recommendation; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(h) unless, on the date of such termination, the Company (A) enters into a definitive agreement for any Acquisition Transaction other than the transaction contemplated by this Agreement, and (B) makes the payments and pays any fees required to be made to Parent pursuant to Section 9.3(a) or 9.3(b); or

(i) by Parent, if there shall have occurred and remain uncured any Material Adverse Effect on the Acquired Companies since the date of this Agreement; provided, however, that if such Material Adverse Effect is curable by the Company and the Company is continuing to exercise all commercially reasonable efforts to cure such Material Adverse Effect, then Parent may not terminate this Agreement under this Section 9.1(i) on account of the occurrence of such Material Adverse Effect for a period of 45 days after Knowledge of the Company of the occurrence of such Material Adverse Effect.

9.2  Effect of Termination.  In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 9.2, Section 9.3 and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for any fraud or intentional and knowing breach of any representation, warranty or covenant contained in this Agreement.

9.3  Expenses; Termination Fees

(a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that if this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d), by Parent pursuant to 9.1(e) or 9.1(f) or by the Company pursuant to Section 9.1(h), then the Company shall make a nonrefundable cash payment to Parent, at the time specified in the next sentence, in the sum of $2.5 million (“ Expenses”) to compensate Parent for fees and expenses incurred by or on behalf of Parent in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger. In the case of termination of this Agreement by the Company pursuant to Section 9.1(d) or 9.1(h), the nonrefundable payment of Expenses pursuant to the proviso to the first sentence of this Section 9.3 shall be made by the Company concurrently with such termination; and in the case of termination of this Agreement by Parent pursuant to Section 9.1(d), 9.1(e) or 9.1(f), the nonrefundable payment of Expenses pursuant to the proviso to the first sentence of this Section shall be made by the Company within two (2) Business Days after such termination.

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(b) Without limiting the provisions of Section 10.6, if

(i) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d) and (x) at or prior to the time of the Company General Meeting an Acquisition Proposal shall have been publicly announced and not publicly withdrawn, and (y) the Company enters into a binding agreement to consummate, or consummates, an Acquisition Transaction in respect of such Acquisition Proposal within twelve (12) months after the date of such termination (which for this purpose only, each reference to “85%” and “15%” appearing in the definition of an “Acquisition Transaction” shall be “50%”); or

(ii) this Agreement is terminated by Parent pursuant to Section 9.1(e), or

(iii) this Agreement is terminated by the Company pursuant to Section 9.1(h);

then (without limiting any liability of the Company for any breach by the Company of any provision of this Agreement), in any such case, the Company shall pay to Parent, in cash at the time specified in the next sentence, a nonrefundable fee in the amount of $8,700,000 (the “Fee”) less the amount of any Expenses previously paid pursuant to Section 9.3(a). In the case of termination of this Agreement by Parent or the Company pursuant to Section 9.1(d), the Fee less the amount of any Expenses previously paid pursuant to Section 9.3(a) shall be paid immediately prior to the consummation of the Acquisition Transaction or entry into the definitive agreement in respect of the Acquisition Transaction, whichever is earlier. In the case of termination of this Agreement by Parent pursuant to Section 9.1(e), the Fee less the amount of any Expenses previously paid pursuant to Section 9.3(a) shall be paid by the Company within two (2) Business Days after such termination. In the case of termination of this Agreement by the Company pursuant to Section 9.1(h), the Fee less the amount of any Expenses previously paid pursuant to Section 9.3(a) shall be paid by the Company concurrently with such termination.

(c) Notwithstanding anything to the contrary in this Agreement, each of Parent and Merger Sub acknowledges and agrees, on behalf of itself and its affiliates, that the Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Fee is payable for the efforts and resources expended and opportunity forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.

(d) In no event shall more than one (1) Fee be payable.

Section 10.  Miscellaneous Provisions

10.1  Amendment.  This Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time (whether before or after approval of the Merger by the shareholders of the Company); provided, however, that after any such approval of the Merger by the Company’s shareholders, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties.

10.2  Waiver

  (a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

  (b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

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10.3  No Survival of Representations and Warranties.  None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger.

10.4  Entire Agreement; Counterparts.  This Agreement constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the confidentiality provisions of the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with their terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

10.5  Governing Law; Venue.  This Agreement shall be solely governed by, and construed in accordance with, the laws of the State of Israel, without giving effect to any other choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the laws of any jurisdiction other than the State of Israel. Any dispute arising under or in relation to this Agreement shall be resolved in, and the sole and exclusive jurisdiction shall be with, the competent court located in Tel Aviv, and each of the parties hereby submits irrevocably to the jurisdiction of such courts. The parties hereby (a) consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.9 or in such other manner as may be permitted by law shall be valid and sufficient service thereof, (b) agree that they will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, and (c) agree that they will not bring any action relating to this Agreement or the Merger in any court other than the court located in Tel Aviv. Each party agrees that a final judgment in any action or proceeding in any such court shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

10.6  Specific Performance.  Each of the Company and Parent agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the Company and Parent shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.

10.7  Attorneys’ Fees.  In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.8  Assignability.  This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned by such party without the prior written consent of the other party, and any attempted assignment of this Agreement or any of such rights by such party without such prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for the rights of the holders of the Company Shares and the Company Compensatory Awards to receive the Per Share Merger Consideration and the provisions of Section 6.5.

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10.9  Notices.  Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties):

if to Parent or Merger Sub:

Mellanox Technologies, Ltd.
Hermon Bldg.
Yokneam, Israel 20692
Attention: Chief Executive Officer

with a copy to:

Mellanox Technologies, Inc.
350 Oakmead Parkway, Suite 100
Sunnyvale, CA 94085
Attention: Vice President of Legal Affairs

with copies (which shall not constitute notice) to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025

Attn:	Alan C. Mendelson Mark V. Roeder Kathleen M. Wells

Herzog, Fox and Neeman
Asia House
4 Weismann Street
Tel Aviv, 64239
Israel

Attn:	Ehud Sol Hanan Haviv

if to the Company:

Voltaire Ltd.
13 Zarchin Street
Ra’anana, 43662
Israel
Attn: Chief Executive Officer

with a copy to:

Voltaire, Inc.
100 Apollo Drive
Chelmsford, Massachusetts 01824

Attn:	Chief Executive Officer Chief Financial Officer

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with copies (which shall not constitute notice) to:

Morrison & Foerster LLP
425 Market Street
San Francisco, CA 94

Attn:	Bruce Mann Jeffrey Washenko

Ori Rosen & Co., Law Offices

Attn:	Ori Rosen, Adv. Oren Knobel, Adv.

1 Azrieli Center Tel Aviv 67021

10.10  Severability.  If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement. Each provision of this Agreement is separable from every other provision of this Agreement, and each part of each provision of this Agreement is separable from every other part of such provision.

10.11  No Other Representations and Warranties.  Parent and Merger Sub, on the one hand, and the Company, on the other hand, each acknowledges and agrees that, in connection with this Agreement and the Merger, except for the representations and warranties of the Company set forth in Section 3, including the Company Disclosure Schedule, and of Parent set forth in Section 4, (a) no party (or any of its affiliates, stockholders, directors, officers, employees, agents, representatives, advisors or any other person) makes, and no party (or any of its affiliates, stockholders, directors, officers, employees, agents, representatives, advisors or any other person) has made, any representations or warranties, express or implied, relating to such party, its subsidiaries, its businesses or operations or otherwise, including with respect to any information or materials, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the other party or any of its affiliates, stockholders, directors, officers, employees, agents, representatives, advisors or any other person (including in “data rooms” or management presentations) in anticipation or contemplation of the Merger, and (b) any information or materials, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the other party or any of its affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other person (including in “data rooms” or management presentations) in anticipation or contemplation of the Merger shall not be deemed to be representations or warranties of a party for purposes of this Agreement except to the extent any such information or material is the subject of any representation or warranty set forth in this Agreement. Each party acknowledges and agrees that it is not relying on any representations or warranties, express or implied, relating to the other party, its subsidiaries, its businesses or operations or otherwise, including with respect to any information or materials, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to such party or any of its affiliates, stockholders, directors, officers, employees, agents, representatives, advisors or any other person (including in “data rooms” or management presentations) in anticipation or contemplation of the Merger, except to the extent of the representations and warranties set forth in this Agreement.

10.12  Construction.

  (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

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  (b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

  (c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

  (d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement.

  (e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

  (f) The “Knowledge” of the Company shall mean the knowledge of each executive officer or director of the Company set forth on Schedule 10.12(f).

  (g) Except as otherwise indicated, (i) all references in this Agreement to dollar amounts and to “$” are intended to refer to U.S. dollars, and (ii) all references in this Agreement to “NIS” are intended to refer to New Israeli Shekels.

  (h) The phrase “made available to Parent” when used herein, shall mean that true and correct copies of the subject document, executed by all parties thereto as applicable, were uploaded to the virtual data room established by the Company prior to the date of this Agreement or were otherwise delivered to Parent.

  (i) The English language version of this Agreement shall be controlling (and any translation of this Agreement into the Hebrew language shall be for the convenience of the parties only and shall not be taken into account in connection with the construction or interpretation of this Agreement).

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

Mellanox Technologies, Ltd.

By:	/s/ Eyal Waldman
Name:	Eyal Waldman
Title:	CEO

Mondial Acquisition Corporation Ltd.

By:	/s/ Eyal Waldman
Name:	Eyal Waldman
Title:	Director

Voltaire Ltd.

By:	/s/ Ronnie (Miron) Kenneth
Name:	Ronnie (Miron) Kenneth
Title:	CEO

57

Annex B

EXECUTION COPY

VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of November 29, 2010, by and among Mellanox Technologies, Ltd., a public company formed under the laws of the State of Israel (“Parent”), Mondial Acquisition Corporation Ltd., a private company formed under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), and the undersigned shareholder(s) (each, a “Shareholder” and together (if there is more than one undersigned Shareholder), the “Shareholders”) of Voltaire Ltd., a public company formed under the laws of the State of Israel (the “Company”). Each of Parent, Merger Sub and each Shareholder is referred to as a “party” and collectively as the “parties”. Capitalized terms used but not defined in this Agreement have the meanings ascribed to them in the Merger Agreement (defined below).

RECITALS

A.  Concurrently with the execution of this Agreement, the Company, Parent and Merger Sub are entering into an Agreement of Merger as of the date hereof (the “Merger Agreement”).

B.  As of the date hereof, each Shareholder is the record and beneficial owner of such number of ordinary shares, par value NIS 0.01 per share, of the Company, as set forth opposite its name on Schedule I hereto (“Company Shares”, and together with any other Company Shares acquired by Shareholder after the date hereof, being collectively referred to herein as the “Shareholder Shares”).

C.  As a condition to their willingness to enter into the Merger Agreement, Parent and Merger Sub have required that the Shareholders enter into this Agreement.

D.  In order to induce Parent and Merger Sub to enter into the Merger Agreement, the Company asked for the Shareholders to vote in favor of, or consent to, the Merger and the other transactions contemplated by the Merger Agreement and to enter into this Agreement, and each Shareholder has agreed to vote in favor of, or give its consent to, the Merger and is willing to enter into this Agreement.

AGREEMENT

The parties, intending to be legally bound, agree as follows:

1. Agreements of Shareholders.

(a) Voting.  From the date hereof until any termination of this Agreement in accordance with its terms, at the Company General Meeting and any other meeting of the shareholders of the Company however called (or any action by written consent in lieu of a meeting) or any adjournment thereof, each Shareholder shall vote all of its Shareholder Shares (or cause them to be voted) or, as applicable, execute written consents in respect thereof, (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against any action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement, (iii) against any Acquisition Proposal or Acquisition Transaction that is the subject of an Acquisition Proposal, (iv) against any agreement (including, without limitation, any amendment of any agreement), amendment of the memorandum of association or articles of association of the Company or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay or postpone the consummation of the Merger or the other transactions contemplated by the Merger Agreement, and (v) in favor of any adjournment or postponement of the Company General Meeting or other meeting recommended by the Board of Directors of the Company if there are not sufficient votes for adoption of the Merger Agreement and the approval of the Merger on the date on which such meeting is initially held or scheduled, as applicable. Any such vote shall be cast, or consent shall be given, as applicable, by each Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. In the event that a Shareholder has granted a proxy to HFN Trust Company 2010 Ltd., pursuant to Section 1(b), which such proxy is in effect, such Shareholder shall have no obligations under this Section 1(a) with respect to the meeting of the shareholders of the Company for which such proxy has been granted.

(b) Proxy.  In furtherance of the Shareholders’ agreement in Section 1(a), but subject to the following sentence, each Shareholder hereby appoints HFN Trust Company 2010 Ltd. as such Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to vote all of such Shareholder's Shareholder Shares (at the Company General Meeting and any other meeting of shareholders of the Company however called or any adjournment thereof), or to execute one or more written consents in respect of such Shareholder Shares, (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against any action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement, (iii) against any Acquisition Proposal or Acquisition Transaction that is the subject of an Acquisition Proposal and (iv) against any agreement (including, without limitation, any amendment of any agreement), amendment of the memorandum of association or articles of association of the Company or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay or postpone the consummation of the Merger or the other transactions contemplated by the Merger Agreement; provided, however, that such Shareholder's grant of the proxy contemplated in this Section 1(b) shall be effective if, and only if, such Shareholder has not delivered to the Secretary or General Counsel of the Company at least ten (10) Business Days prior to the date of such Company General Meeting a duly executed proxy card previously approved by Parent voting such Shareholder’s Shareholder Shares in the manner specified in Section 1(a) or in the event such proxy card has been thereafter modified or revoked or otherwise fails to evidence such Shareholder's compliance with its obligations under Section 1(a) in form and substance reasonably acceptable to Parent. Such proxy, if granted as provided in this Section 1(b), shall (A) be valid and irrevocable until the termination of this Agreement in accordance with Section 3 and (B) automatically terminate upon the termination of this Agreement in accordance with Section 3. Each Shareholder represents that any and all other proxies heretofore given in respect of the Shareholder Shares are revocable, and that such other proxies have been revoked. Each Shareholder affirms that, if granted by it as provided in this Section 1(b), the foregoing proxy will be: (x) given (i) in connection with the execution of the Merger Agreement and (ii) to secure the performance of such Shareholder’s duties under this Agreement, (y) coupled with an interest and may not be revoked except as otherwise provided in this Agreement and (z) intended to be irrevocable prior to termination of this Agreement. All authority herein conferred shall survive the death or incapacity of a Shareholder and shall be binding upon the heirs, estate, administrators, personal representatives, successors and assigns of such Shareholder.

(c) Restriction on Transfer; Proxies; Non-Interference; etc.  From the date hereof until any termination of this Agreement in accordance with its terms, each Shareholder shall not directly or indirectly (i) sell, transfer (including by operation of law), give, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of, any of its Shareholder Shares (or any right, title or interest thereto or therein), (ii) deposit any of its Shareholder Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any of its Shareholder Shares, (iii) knowingly take any action that would make any representation or warranty of such Shareholder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling or delaying such Shareholder from performing any of its obligations under this Agreement or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii) or (iii) of this Section 1(c). Notwithstanding the foregoing, a Shareholder may make transfers of its Shareholder Shares (i) by will, gift, operation of Legal Requirements or for estate planning purposes, in each case, in which the transferee agrees to be bound by all terms of this Agreement, (ii) to any controlled Affiliate thereof, if such controlled Affiliate agrees in writing, in an instrument reasonably acceptable to Parent, to be bound by this Agreement as a Shareholder hereunder, and (iii) as Parent may otherwise consent.

(d) No Solicitation.  Each Shareholder agrees that such Shareholder is a “Representative” of the Company for purposes of Section 5.4 of the Merger Agreement, and that such Shareholder shall not, directly or indirectly, through any Representative of such Shareholder authorized by it to act on its behalf, take any action prohibited by Section 5.4 of the Merger Agreement, including, without limitation, making any Acquisition Proposal.

(e) Information for Proxy Statement; Publication.  Each Shareholder hereby authorizes Parent and Merger Sub to publish and disclose, in any press release, Proxy Statement, filing with the SEC or other Governmental Body in connection with the Merger or the transactions contemplated by the Merger Agreement, such Shareholder’s identity and ownership of Company Shares and the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement. Each Shareholder shall not issue any press release or make any other public statement with respect to this Agreement, the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, without the prior written consent of Parent, except as may be required by applicable Legal Requirements (including as may be required for such Shareholder to comply with its obligations under the Exchange Act).

2. Representations and Warranties of Shareholders.  Each Shareholder hereby represents and warrants to Parent and Merger Sub as follows in respect of such Shareholder:

(a) Authority.  Such Shareholder has all necessary power and authority to execute and deliver this Agreement and to perform such Shareholder’s obligations under this Agreement. This Agreement has been duly executed and delivered by such Shareholder and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) Consents and Approvals; No Violations.  Except as specified in the Merger Agreement, other than filings under the Exchange Act and other than such as, if not made, obtained or given, would not reasonably be expected to prevent or materially delay the performance by such Shareholder of any of such Shareholder’s obligations under this Agreement, no notices, reports or other filings are required to be made by such Shareholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by such Shareholder from, any Governmental Body or any other Person or entity, in connection with the execution and delivery of this Agreement by such Shareholder. The execution, delivery and performance of this Agreement by such Shareholder does not, and the consummation by such Shareholder of the transactions contemplated hereby will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of or the passage of time of both) under any contract, agreement, arrangement or commitment to which such Shareholder is a party or which is binding on such Shareholder or such Shareholder’s assets and will not result in the creation of any Encumbrance on any of the assets or properties of such Shareholder (other than its Shareholder Shares), except for such violations, breaches, defaults, terminations, cancellations, modifications, accelerations or Encumbrances as would not reasonably be expected to prevent or materially delay the performance by such Shareholder of any of such Shareholder’s obligations under this Agreement.

(c) Ownership of Shares.  Such Shareholder owns, beneficially and of record, all of its Shareholder Shares. Such Shareholder owns all of its Shareholder Shares free and clear of any proxy, voting restriction, adverse claim or other Encumbrance (other than proxies and restrictions in favor of Parent and Merger Sub pursuant to this Agreement and transfer restrictions under the applicable securities laws). Without limiting the foregoing, except for proxies and restrictions in favor of Parent and Merger Sub pursuant to this Agreement and transfer restrictions under applicable securities laws, such Shareholder has sole voting power and sole power of disposition with respect to all of its Shareholder Shares, with no restrictions on such Shareholder’s rights of voting or disposition pertaining thereto and no Person other than such Shareholder has any right to direct or approve the voting or disposition of any of its Shareholder Shares. As of the date hereof, such Shareholder does not own, beneficially or of record, any voting securities of the Company other than the Company Shares which constitute its Shareholder Shares and the Company Compensatory Awards listed on Schedule I.

(d) Brokers.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by the Company, Parent or any of their respective subsidiaries in connection with the Merger or the other transactions contemplated by the Merger Agreement based upon arrangements made by or on behalf of such Shareholder.

3. Termination.  This Agreement shall terminate on the first to occur of (a) in respect of each Shareholder, the mutual written agreement of Parent, Merger Sub and each Shareholder as to such Shareholder, (b) the termination of the Merger Agreement in accordance with its terms, (c) the Effective Time and (d) in respect to each Shareholder, any amendment, supplement or waiver to the Merger Agreement that would reduce the Per Share Merger Consideration or change the form of the merger consideration payable in the Merger unless consented to in writing by such Shareholder. Notwithstanding the foregoing, (i) nothing herein shall relieve any party from liability for any breach of this Agreement, and (ii) the provisions of this Section 3 and Section 4 of the Agreement shall survive any termination of this Agreement.

4. Miscellaneous.

(a) Action in Shareholder Capacity Only.  The parties acknowledge that this Agreement is entered into by each Shareholder in such Shareholder’s capacity as owner of its Shareholder Shares and that nothing in this Agreement shall in any way restrict or limit any director or officer of the Company (including any Representative of such Shareholder in his or her capacity as a director or officer of the Company) from taking any action in his or her capacity as a director or officer of the Company, including, without limitation, any action that is deemed necessary for him or her to comply with his or her fiduciary duties as a director or officer of the Company, including, without limitation, participating in his or her capacity as a director of the Company in any discussions or negotiations in accordance with Section 5.4 of the Merger Agreement.

(b) Expenses.  Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

(c) Additional Shares.  Until any termination of this Agreement in accordance with its terms, each Shareholder shall promptly notify Parent of the number of Company Shares, if any, as to which such Shareholder acquires record or beneficial ownership after the date hereof. Any Company Shares as to which a Shareholder acquires record or beneficial ownership after the date hereof and prior to termination of this Agreement shall be Shareholder Shares of such Shareholder for purposes of this Agreement. Without limiting the foregoing, in the event of any share split, share dividend or other change in the capital structure of the Company affecting the Company Shares, the number of Company Shares constituting Shareholder Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Company Shares or other voting securities of the Company issued to the Shareholders in connection therewith.

(d) Definition of “Beneficial Ownership”.  For purposes of this Agreement, “beneficial ownership” with respect to (or to “own beneficially”) any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

(e) Further Assurances.  From time to time, at the reasonable request of Parent and without further consideration, each Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

(f) Entire Agreement; No Third Party Beneficiaries.  This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement is not intended to and shall not confer upon any Person other than the parties any rights hereunder.

(g) Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Parent or Merger Sub may assign its rights and interests hereunder to Merger Sub or Parent, respectively, or to any wholly-owned subsidiary of Parent, provided, however, that no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 4(g) shall be null and void.

(h) Amendments; Waiver.  This Agreement may not be amended or supplemented, except by a written agreement executed by the parties. Any party may (A) waive any inaccuracies in the representations and warranties of any other party or extend the time for the performance of any of the obligations or acts of any other party or (B) waive compliance by the other party with any of the agreements contained herein. Notwithstanding the foregoing, no failure or delay by Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(i) Severability.  If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(j) No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to any Shareholder Shares. All rights, ownership and economic benefits of and relating to the Shareholder Shares shall remain vested in and belong to the applicable Shareholder, and neither Parent nor Merger Sub shall have any authority to exercise any power or authority to direct Shareholder in the voting of any of the Shareholder Shares, except as otherwise specifically provided herein, or in the performance of a Shareholder’s duties or responsibilities as a shareholder of the Company.

(k) Counterparts.  This Agreement may be executed in two or more separate counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party shall have received counterparts hereof signed by the other parties.

(l) Descriptive Headings.  Headings of Sections and subsections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever. Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement.

(m) Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or Merger Sub, to:

Mellanox Technologies, Ltd.
Hermon Bldg.
Yokneam, Israel 20692
Attention: Chief Executive Officer

with copy to:

Mellanox Technologies, Inc.
350 Oakmead Parkway, Suite 100
Sunnyvale, CA 94085
Attention: Vice President of Legal Affairs

with copies (which shall not constitute notice) to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025

Attention:	Alan C. Mendelson Mark V. Roeder Kathleen M. Wells

Facsimile: (650) 463-2600

and

Herzog, Fox & Neeman
Asia House
4 Weizmann Street
Tel Aviv, 64239
Israel
Attention: Ehud Sol
Facsimile: +972-3-696-6464

if to the Shareholders, as stated in Schedule I hereto

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 P.M. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

(n) Drafting.  The parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(o) Governing Law; Enforcement; Jurisdiction.

(i) The internal laws of the State of Israel, without regard to its choice of law rules, shall govern the validity, the construction of its terms and the interpretation of the rights and duties of the parties hereunder. The appropriate courts in Tel Aviv, Israel shall have exclusive jurisdiction over any dispute or claim in connection with this Agreement.

(ii) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the appropriate courts in Tel Aviv, Israel, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

Mellanox Technologies, Ltd.

By: Name: Title:

Mondial Acquisition Corporation Ltd.

By: Name: Title:

[SHAREHOLDER]

By:

Schedule I

Name of Shareholder	Number of Outstanding Company Shares	Number of Company Shares Subject to Company Compensatory Award and Type of Award
Address for the above:

Annex C

November 26, 2010

The Board of Directors
Voltaire Ltd.
13 Zarchin Street
Ra’anana 43662
Israel

Members of the Board of Directors:

We understand that Voltaire Ltd. (“Voltaire”) proposes to enter into an Agreement of Merger (the “Agreement”), among Voltaire, Mellanox Technologies, Ltd. (“Mellanox”) and Mondial Acquisition Corporation Ltd., a wholly owned subsidiary of Mellanox (“Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into Voltaire (the “Merger”) and each outstanding ordinary share, nominal value NIS 0.01 per share, of Voltaire (“Voltaire Ordinary Shares”) will be converted into the right to receive $8.75 in cash (the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Voltaire Ordinary Shares of the Consideration to be received by such holders in the Merger.

In connection with this opinion, we have, among other things:

(1)	reviewed certain publicly available business and financial information relating to Voltaire;
(2)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Voltaire furnished to or discussed with us by the management of Voltaire, including certain financial forecasts relating to Voltaire prepared by the management of Voltaire both with and without giving effect to a proposed outbound license and maintenance transaction under negotiation by Voltaire with a third party (such forecasts, the “Voltaire Forecasts”);
(3)	discussed the past and current business, operations, financial condition and prospects of Voltaire with members of the senior management of Voltaire;
(4)	reviewed the trading history for Voltaire Ordinary Shares and a comparison of that trading history with the trading histories of other companies we deemed relevant;
(5)	compared certain financial and stock market information of Voltaire with similar information of other companies we deemed relevant;
(6)	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions we deemed relevant;
(7)	considered the results of our efforts on behalf of Voltaire to solicit, at the direction of Voltaire, indications of interest from third parties with respect to a possible acquisition of Voltaire;
(8)	reviewed a draft, dated November 25, 2010, of the Agreement (the “Draft Agreement”); and
(9)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of Voltaire and Mellanox that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Voltaire Forecasts, we have been advised by Voltaire, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Voltaire as to the future financial performance of Voltaire both with and without giving effect to the proposed outbound license and maintenance transaction under negotiation by Voltaire with a third party. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Voltaire nor have we made any physical inspection of the properties or assets of Voltaire. We have not evaluated the solvency or fair value of Voltaire or Mellanox under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Voltaire, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Voltaire or the contemplated benefits of the Merger. We have also assumed, at the direction of Voltaire, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects of the Merger (other than the Consideration to the extent expressly specified herein) or the proposed outbound license and maintenance transaction under negotiation by Voltaire with a third party, including, without limitation, the form or structure of the Merger. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Voltaire Ordinary Shares and no opinion or view is expressed with respect to any consideration received in connection with the Merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Voltaire or in which Voltaire might engage or as to the underlying business decision of Voltaire to proceed with or effect the Merger. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger or any related matter.

We have acted as financial advisor to the Board of Directors of Voltaire in connection with the Merger and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Merger. In addition, Voltaire has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Voltaire, Mellanox and certain of their respective affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of Voltaire in connection with and for purposes of its evaluation of the Merger.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Merger by holders of Voltaire Ordinary Shares is fair, from a financial point of view, to such holders.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER &
  SMITH INCORPORATED